FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 20, 2007

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted solely to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K contains the Rinker Concise Annual Report 2007 & Rinker Full Financial Report 2007 released to the Australian Stock Exchange on June 20, 2007

Exhibit 1: June 20 Rinker Concise Annual Report 2007

Exhibit 2: June 20 Rinker Full Financial Report 2007

Recent Developments

On 7 June 2007, CEMEX Australia Pty Ltd., a wholly-owned subsidiary of CEMEX S.A.B. de C.V., announced that it had received acceptances for more than 50 per cent of Rinker's issued capital. CEMEX has declared its offer to be unconditional. Rinker's directors have recommended unanimously that, in the absence of a superior proposal, acceptance of the revised offer is in the best interests of Rinker's shareholders. Further details regarding CEMEX's revised offer are contained in Rinker's First Supplementary Target's Statement and amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, each of which have been filed with the Australian Stock Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC).

Important Legal Information

This communication has been made public by Rinker Group Limited ("Rinker"). Investors are urged to read Rinker's Target's Statement and First Supplementary Target's Statement (collectively, the "Target's Statement") and Rinker's Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), and all amendments thereto, each of which have been filed by Rinker with the ASX and the SEC, as they contain important information. Copies of the Solicitation/Recommendation Statement (including the Target's Statement and the other exhibits thereto), and all amendments thereto, are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the "Offer") by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be, available free of charge from the SEC's website at www.sec.gov or at Rinker's website at www.rinker.com

This communication contains a number of forward-looking statements based on management's current views, expectations and beliefs as of the date of this communication. Such statements can be identified by the use of forward-looking language such as "may," "should, "expect," "anticipate," "estimate," "scheduled," or "continue" or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker's strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker's ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the ASX and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer. None of Rinker, Rinker's officers, any persons named in the Target's Statement with their consent or any person involved in the preparation of the Target's Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by: /s/ Luke Keighery

Name: Luke Keighery

Title: Manager Investor Services

Date: June 20, 2007


BAKER

80

Around 80 per cent of group earnings came from the US subsidiary Rinker Materials, which again achieved a strong result in tough market conditions



Overview

RINKER GROUP LIMITED (RINKER) is one of the world's top 10 international construction materials companies. Rinker has operations in the US and Australia supplying aggregate, cement, concrete, concrete block, asphalt, concrete pipe and other construction materials to over 40,000 valued customers.

Around 80 per cent of group earnings come from Rinker's US subsidiary, Rinker Materials Corporation (Rinker Materials), which is number one or two in almost all of its markets, with strong regional positions – especially in Florida and Arizona. Rinker Materials has a proven record of growth via successful acquisitions and by continually improving the base business.

Rinker's Australian subsidiary, Rinker Australia Pty Limited – known as Readymix (Readymix) – is one of the top three Australian construction materials groups, with operations in every state and major city.

Rinker companies employ around 13,000 people. The group was established following the demerger of the construction materials businesses of CSR Limited in March 2003. Rinker is listed on the Australian Stock Exchange and on the New York Stock Exchange.

Mission

Our mission is to be the most respected global construction materials group, delivering shareholder value through continuous improvement of the base business and value-adding growth. We will:

- Place safety above all else in pursuit of our objectives.
- Aim to be number one or number two in every market we serve.
- Maximise the profitability of our existing assets.
- Grow organically and through value-adding acquisitions.
- Strive to be the lowest cost operator in our markets.
- Set challenging stretch targets, reward success and hold people accountable for unacceptable performance.
- Eliminate unnecessary and bureaucratic processes.
- Benchmark and improve our performance to deliver growth in revenue, EBITDA (earnings before interest, tax, depreciation and amortisation), shareholder value and total shareholder returns in the top quartile of our industry peers.

We will conduct business in a highly ethical manner, protecting the environment and respecting our community. We will provide value to our customers, and safe and rewarding careers for our people.

Rinker Group Limited ABN 53 003 433 118

Rinker has shown great strength and resilience over the past year, which was our most challenging to date.

A combination of our unique assets and people, together with leading market positions in high growth states and our focused cost savings program, ensured we delivered solid results despite a severe residential downturn.

Recent developments

On 7 June 2007 CEMEX Australia Pty Ltd, a wholly owned subsidiary of CEMEX S.A.B. de C.V., announced that it had received shareholder acceptances under its takeover offer representing more than 50 per cent of Rinker's issued capital. CEMEX has declared its offer to be unconditional. Rinker's directors have recommended unanimously that, in the absence of a superior proposal, acceptance of the revised offer is in the best interests of Rinker's shareholders. Further details regarding CEMEX's revised offer are contained in Rinker's First Supplementary Target's Statement and amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, each of which was lodged with the Australian Securities Exchange (ASX) and the US Securities and Exchange Commission (SEC).

Important legal information

This communication has been made public by Rinker Group Limited (Rinker). Investors are urged to read Rinker's Target's Statement and First Supplementary Target's Statement (collectively the "Target's Statement") and Rinker's Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), and all amendments and supplements thereto, that were filed by Rinker with the ASX and the SEC, as they contain important information. Copies of the Solicitation/Recommendation Statement (including the Target's Statement and the other exhibits thereto), all amendments and supplements thereto, and other public filings made from time to time by Rinker with the SEC [illegible] the offer (the Offer) by CEMEX Australia Pty Ltd, a wholly owned subsidiary of CEMEX S.A.B. de C.V. [illegible] free of charge from the SEC's website at www.sec.gov [illegible]

This communication contains [illegible] forward looking statements based on management's current views, expectations and beliefs [illegible]. Such statements can be identified by the use of forward looking terms [illegible] "expect", "anticipate", "estimate", "scheduled" or "continue" or the negative thereof [illegible]. Such forward looking statements are not guarantees of future results [illegible], including the general economic and business conditions [illegible], construction industries [illegible] funding for infrastructure, competition from other suppliers [illegible] changes in Rinker's strategies and plans regarding its ongoing business [illegible] development, Rinker's ability to efficiently integrate past [illegible] changes to governmental regulations [illegible] changes in interest rates [illegible] outcomes of legal proceedings such as the [illegible] identified in our filings with the ASX and the SEC. Rinker [illegible] any forward looking statement [illegible] Target's Statement with the [illegible] representation or warranty (express or implied) [illegible] of any forward looking statement or any events [illegible] except to the extent required by law. You are cautioned not to place [illegible] on any forward looking information.

Contents

Performance highlights

Performance highlights

Millions of dollars unless stated Year ended 31 March	US$ 2007	US$ 2006	US$ 2005
Operating results			
Trading revenue	5,337	5,108	4,310
Earnings before interest, tax, depreciation and amortisation (EBITDA)	1,441.0	1,354.5	970.1
Earnings before interest and tax (EBIT)	1,217.9	1,145.6	775.1
Net profit attributable to members	782.4	740.2	493.2
Earnings per share			
Diluted earnings per share [US$ cents]	86.9	80.2	52.3
Earnings per ADR [US$]	4.35	4.01	2.62
Dividends declared [A$ cents]	41	38	21
Financial ratios			
EBIT/trading revenue [%]	22.8	22.4	18.0
EBITDA/trading revenue [%]	27.0	26.5	22.5
Return on funds employed [%]	35.5	37.6	27.3
Return on equity (ROE)	31.3	27.6	19.4
Cash flows			
Free cash flow	701.3	678.6	416.9
Net cash from operating activities	990.7	942.4	678.8
Purchases of property, plant and equipment	382.9	383.7	281.1
Financial position			
Net debt	915.8	361.5	279.8
Net debt to EBITDA [times]	0.64	0.27	0.29
Net debt to equity [%]	36.4	13.5	11.0
Net debt to net debt plus equity [%]	26.7	11.9	9.9
EBIT interest cover [times]	31.7	77.5	32.5
Key measures			
Employees [number]	13,264	14,358	13,279
Safety: total recordable injury frequency rate (TRFR)	2.7	2.9	3.4

Australian Equivalents to International Financial Reporting Standards (A-IFRS) was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation.

Diluted earnings per share (EPS) up 8% in '07 – growing at 33% per annum compound over the past six years



US cents
100
80
60
40
20
0
02 03 04 05 06 07

Year end 31 March

33

EPS has risen an average of 33 per cent per annum compound over the past six years

Australian construction activity



A$bn
Starts '000
120
100
80
60
50
20
0
180
90
0
03 04 05 06 07

Source: BIS Shrapnel. Constant 2004/05 A$

US construction activity



US$bn
Starts '000
600
300
0
2,400
1,200
0
03 04 05 06 07

Source: Dodge. Put-in-place. Constant 1992 $

Year end 31 March — Housing starts Non-building Non-residential ■ Residential

Operational improvement and downturn planning saved costs of an estimated US$107 million



19
88

Year end 31 March 2007
■ Rinker Materials (US$88m)
Readymix (US$19m)

Net profit up 6% in '07 – growing at 31% per annum compound over the past six years


US$m
800
600
400
200
0
02 03 04 05 06 07
Year end 31 March

Earnings before interest and tax (EBIT) up 6% in '07 – growing at 27% per annum compound over the past six years


US$m
1,200
1,000
800
600
400
200
0
02 03 04 05 06 07
Year end 31 March

Return on funds employed (ROFE) was 35.5% in '07


%
40
30
20
10
0
02 03 04 05 06 07
Year end 31 March

Earnings before interest, tax, depreciation & amortisation (EBITDA) per employee


US$'000
120
90
60
30
0
02 03 04 05 06 07
Year end 31 March

EBITDA / trading revenue margin is 27.0% in '07


%
30
20
10
0
02 03 04 05 06 07
Year end 31 March

Dividend for full year up 8% – growing at 33% per annum compound over the past 5 years


A cents
50
40
30
20
10
0
03 04 05 06 07
Year end 31 March

Based on dividends declared

The value of the interim dividend YEM03 is sourced from the CSR demerger booklet.

Data for the years ended March 31, 2004 and prior years is pro forma.

Investment in Rinker shares vs global building and construction materials indices


US$
6,000
5,000
4,000
3,000
2,000
1,000
2003
2004
2005
2006
2007
US$4,906
US$3,853
US$3,340
US$3,316

Year end 31 March
- Rinker US$ share price
- S&P 500 Construction Materials index
- MSCI World Construction Materials index
- BE500 Building Materials Europe USD index

Source: Bloomberg

Since demerger, Rinker's share price in US dollars has outperformed the major construction materials indices around the world.

US$1,000 invested in Rinker shares on 31 March 2003 was worth US$4,906 (excluding dividends) on 31 March 2007.

The values of initial US$1,000 investments in various international indices are shown.

Investment in Rinker shares vs global construction materials peers


US$
6,000
5,000
4,000
3,000
2,000
1,000
2003
2004
2005
2006
2007
US$4,906
US$4,897
US$3,853
US$2,440
US$1,988

Year end 31 March
- Rinker US$
- Vulcan Materials
- Florida Rock
- Martin Marietta
- Boral US$

Source: Bloomberg

US$1,000 invested in Rinker shares on 31 March 2003 was worth $4,906 (excluding dividends) on 31 March 2007.

The values of initial US$1,000 investments in various peers are shown.

53

Rinker has invested around US$2 billion in 53 acquisitions since 1998, together with around US$1 billion in the development of new quarries and operating plants and expansion of the base business



Chairman's review

Almost eight months after their initial takeover bid was launched, CEMEX S.A.B. de C.V ("CEMEX")[1], was successful in gaining control of Rinker in early June – gaining more than 50 per cent in acceptances from shareholders.

AS A RESULT THERE WILL BE CHANGES in the composition of the board and senior management, including the replacement of your current directors with CEMEX nominees.

I will talk more about the CEMEX bid later.

For Rinker's board and management team, the other major issue during the year was the US housing downturn. The focus for our US subsidiary, Rinker Materials, was to maintain market share and hold (and, wherever possible, lift) prices – while simultaneously reducing costs.

Our Australian subsidiary, trading as Readymix, also contributed to cost savings, although their primary focus was enhancing revenue.

The efforts paid off. Rinker reported a solid result for the year, with earnings per share (EPS) up eight per cent to 86.9 US cents a share.

After adjusting for one-offs, comparable EPS was up 10 per cent.

Return on equity was 31.3 per cent, which puts Rinker well ahead of our peers in the global construction materials sector (see graph below).

It was a gratifying result in difficult circumstances, and demonstrates the strength and resilience of Rinker's various businesses.

Shareholder returns
In the four years since Rinker became a separately-listed company, we have delivered a Total Shareholder Return of 466 per cent in US$ (322 per cent in A$).

Last year, we returned US$626 million to shareholders via a capital return of 50 Australian cents per ordinary share plus a special dividend of 40 Australian cents a share.

We also invested US$155 million in a share buyback.

Directors declared a final dividend of 25 Australian cents (50 per cent franked), up from 24 cents in the previous year. The total dividend for the year is 41 cents a share, up eight per cent.

Dividends have increased 33 per cent a year compound over the past five years.

The additional returns to shareholders during the year helped make our balance sheet more efficient. Net debt increased to US$916 million. Net debt to earnings before interest, tax, depreciation and amortisation (EBITDA) was 0.64 times, while EBIT interest cover was 32 times.

Long term fundamentals are strong
Over the past 15 years, real compound annual growth in construction activity in Florida has been 6.7 per cent, Arizona 7.0 per cent and Nevada 6.7 per cent, compared to 3.7 per cent for the US[2].

Population growth in those markets, based on 2006 US Census data, is almost double the US average in Florida and more than three times in the other two states.

These long-term fundamentals, together with irreplaceable aggregates reserves, strong market positions and distribution systems, drive the value of Rinker – which CEMEX recognised with its bid.

But just over 12 months ago, the US housing sector began a major correction, hitting the high growth states hard. We are confident the slowdown is temporary, but it remains very difficult to predict the size and shape of the recovery.

CEMEX takeover bid
This slowdown impacted Rinker's share price, along with that of other companies exposed to US housing. Rinker shares dropped to a low of A$12.11 (US$9.05[3]) in September, despite forecasts by the company that profit for the year would increase.

CEMEX saw the opportunity, and on 27 October, launched a hostile takeover bid for Rinker, of US$13.00 per ordinary share (A$17.00)[4]. Your directors rejected the offer as "opportunistic and far too low".

Rinker return on equity (ROE) vs global peers



Rinker 31.3%
Florida Rock 25.4%
Vulcan Materials 22.7%
Cemex 20.8%
Martin Marietta 20.2%
CRH 17.7%
Holcim 15.8%
Hanson 14.9%
Lafarge Group 13.6%
Boral 11.9%

Source: Bloomberg and company accounts.
Based on 12 months to Dec 06, Florida Rock (Sept 06) and Rinker (Mar 07).

Rinker total shareholder return (TSR) over 4 years since demerger vs global peers



Rinker 466%
Martin Marietta 419%
Florida Rock 382%
Cemex 334%
Rinker A$ 322%
Vulcan Materials 318%
Hanson 285%
Holcim 240%
Lafarge Group 240%
CRH 220%
Boral US$ 189%

Source: Bloomberg
Total shareholder returns (TSR) are in US dollars unless shown otherwise.

Investment in Rinker shares vs Australian indices



A$
4,000
3,000
2,000
1,000
A$3,661
A$2,806
A$2,078
Mar 03
Jul 03
Nov 03
Mar 04
Jul 04
Nov 04
Mar 05
Jul 05
Nov 05
Mar 06
Jul 06
Nov 06
Mar 07

Year end 31 March
- Rinker A$ share price
- S&P/ASX 200 index
- S&P/ASX 200 Materials index

Source: Bloomberg
Since demerger, Rinker's share price has outperformed Australian equity indices. A$1,000 invested in Rinker shares on 31 March 2003 was worth A$3,661 on 31 March 2007. The values of initial A$1,000 investments in various Australian indices are shown.

Five months later, CEMEX increased their offer by 22 per cent to US$15.85 (A$19.41)[5] – including an agreement not to deduct the 16 Australian cents per share interim dividend from the offer price. This new offer was also within the independent expert's range, and was subject to obtaining your directors' recommendation. CEMEX also elected later not to deduct the final 25 Australian cents dividend.

All conditions associated with the bid were waived, except the requirement for 50 per cent acceptance.

Rinker directors and senior management had spent the intervening period reviewing alternatives to the CEMEX bid: a major transaction with an industry peer, private equity deals, and various restructuring/redomicile options – with or without the divestment or spin-off of Readymix.

Working with an investment bank, UBS, we sought an alternative that would have a higher value than the CEMEX bid.

Ultimately, the board concluded that – in the absence of a superior proposal – the CEMEX offer represented the best risk-adjusted return for shareholders and that they should be given the opportunity to consider it. We unanimously recommended acceptance and are tendering our own shares.

The offer is currently scheduled to close on June 22. Over 45,000 of our 100,000 shareholders have already accepted CEMEX's offer.

It has been a stressful time for many of our people. Directors are extremely grateful for the efforts of our Chief Executive David Clarke and his team in efficiently managing the company during both the bid process and the housing downturn, while at the same time dealing with extensive information and due diligence requests as we considered alternatives to the CEMEX offer.

I would also like to thank my fellow directors for their hard work and commitment to Rinker over the past four years. Particularly during the past year, I have greatly valued the teamwork, the good humour and the ceaseless focus on delivering value for our shareholders. It has been a privilege to be Chairman of such a great company.

Thank you for being a shareholder of Rinker. We trust it has been a worthwhile investment for you. We greatly appreciate your loyalty and support over the past four years.

John Morschel, chairman

1. For further information, please see Rinker's Target's Statement, dated 29 November 2006, and First Supplementary Target's Statement, dated 27 April 2007.
2. Source: Dodge
3. Based on the Reserve Bank mid-point rate on 12 September 2006
4. Based on the Reserve bank mid-point rate on 27 October 2006
5. Based on the Reserve bank mid- point rate on 5 April 2007.



Chief executive's review

Net profit after tax was US$782 million, up six per cent on last year's record earnings. Trading revenue was up four per cent to US$5.3 billion.

THE YEAR TO 31 MARCH 2007 was our fourth year as a separately-listed company, and the most challenging we have faced to date.

The US housing sector declined more rapidly and steeply than industry forecasters had anticipated. In the final quarter of the year, we saw housing permits down 52 per cent in Florida, 20 per cent in Arizona and 54 per cent in Nevada. Since housing accounts for around 50 per cent of our sales in the US, and more than three quarters of our US sales originate from those three states, the impact is clear.

However, despite the housing downturn, Rinker's 13,000 people managed to turn in a record performance.

Net profit after tax for the year was US$782 million, up six per cent. Trading revenue was up four per cent to US$5.3 billion.

Earnings per share was 86.9 US cents, up eight per cent from 80.2 US cents in the previous year.

Earnings before interest and tax (EBIT) rose six per cent to US$1,218 million. Another profit measure – earnings before interest, tax, depreciation and amortisation (EBITDA) – was US$1,441 million, also up 6 per cent.

Importantly, margins increased in every major business segment across the US. Overall, the group EBIT/sales margin was 22.8 per cent, up from 22.4 per cent in the previous year. The EBITDA/sales margin was 27.0 per cent, from 26.5 per cent.

Rinker Materials has delivered strong and consistent growth over many years: 13 per cent compound growth in revenue and 22 per cent in EBITDA over the past 10 years (see below).

The increased margins meant we offset higher input costs (such as materials, energy, labour and fuel) and the added costs per unit of production, caused by lower volumes.

Cost reductions

The main reason we could do this was because we had a detailed cost reduction plan, already drawn up, to manage the housing downturn, and we implemented it very quickly. As soon as it became obvious that housing was slowing in the US, we started to move on costs.

Rinker Materials' sales
13% compound growth over 10 years


US$m
4,500
3,500
2,500
1,500
500
98 99 00 01 02 03 04 05 06 07

Year end 31 March

Rinker Materials' EBITDA
22% compound growth over 10 years


US$m
1,400
1,200
1,000
800
600
400
200
0
98 99 00 01 02 03 04 05 06 07

Year end 31 March

Data for the years ended March 31, 2004 and prior years is pro forma.

We reduced employee numbers by more than 1,000 – many through attrition. Most reductions occurred in Florida. Our objective was to match activity levels in our markets with staffing levels.

We also cut costs in other ways – reducing non-essential spending, slowing stay-in-business capital expenditure, and eliminating discretionary activities. Safety and quality remained paramount and uncompromised. Strategy and development – managing the company's ongoing growth and expansion – was also untouched.

We also continued work on our operational improvement program (OIP). OIP aims to offset inflationary costs each year with cost savings, identified through continuous benchmarking of our operations, both internally and externally.

In total, the downturn program and OIP saved an estimated US$107 million during the year. That is roughly double what we normally achieve over 12 months.

Price increases

Apart from cost reductions, price increases – mainly implemented early in the year – were instrumental in protecting Rinker's profitability.

As the housing downturn gathered steam, price increases became harder to achieve. It is taking a great deal of skill and effort, in some markets, to hold prices firm, while at the same time maintaining our market share.

However, the benefit of earlier price increases more than offset the negatives and average prices increased in all products in the US and Australia, over the year. For the fourth quarter, average prices were higher in all products except wallboard and block – both heavily skewed to Florida housing – compared to the fourth quarter of the previous year. Volumes were down in all products except US asphalt.

In the US, over the full year, aggregates prices rose 20 per cent, while volumes fell eight per cent. Florida cement prices were up 10 per cent, while volumes declined 11 per cent. Concrete prices were up 13 per cent and block eight per cent, with volumes down four per cent and 25 per cent respectively. Asphalt prices were strong and volumes rose five per cent. Concrete pipe prices were up seven per cent.

In Australia, average concrete prices rose five per cent and aggregate prices rose just one per cent (the increase was masked by higher volumes of lower priced aggregate products).

Acquisitions

Rinker maintained its focus on growth during the year, with six bolt-on acquisitions worth US$97 million.

The acquisitions – in Kentucky, Tennessee, Utah, Oregon in the US and Queensland in Australia – included nine quarries, two sand operations, eight concrete plants, a block plant, an asphalt batching plant and a paving operation. Most of these acquisitions were in the latter half of the year, so are expected to add further to earnings next year.

We invested US$174 million in other development capital, mainly the 1.1 million tons (one million tonnes) Brooksville cement kiln in Florida and a concrete pipe plant in north Florida, which will replace three less efficient plants.

The US$220 million Brooksville cement addition is scheduled to commence operating in the first half of 2008. The new plant will be Rinker Materials' third cement line in Florida. It will enable us to reduce grey cement imports, which last year totalled 1.6 million tons (1.5 million tonnes), or 39 per cent of our total cement volumes in Florida.

Since imports cost more than locally-manufactured cement, this should lead to higher cement margins over time. It will also enhance Rinker's security of supply.

Aggregates reserves and the Lake Belt case

We continue to invest in increasing our reserves, particularly in Florida and Arizona. In seeking additional supplies for the Florida market, we are looking both onshore and offshore. We have done extensive preparation work on importing aggregates into Florida, including the development of key port and terminal facilities.

The scarcity – and therefore the value – of high quality aggregates in Florida, and the difficulty in transporting it to markets throughout the state, has been highlighted during evidence given at legal proceedings concerning quarrying operations in the Miami Lake Belt region. The Lake Belt region, in southern Florida, supplies around 40 per cent of peninsular Florida's aggregate.

Rinker vs US peers revenue compound growth over past five years


17.3%
15.9%
11.3%
8.6%
Florida Rock
Rinker
Vulcan Materials
Martin Marietta

Rinker vs US peers EPS compound growth over past five years


33.2%
31.5%
31.4%
29.6%
Rinker
Martin Marietta
Florida Rock
Vulcan Materials

Source: Bloomberg & company accounts

Percentages represent compound annual growth rate (CAGR) over past five fiscal year-ends (Rinker YEM07; Florida Rock YES06, and Vulcan and Martin Marietta YED06)

Data for the years ended March 31, 2004 and prior years is pro forma.

Rinker's performance versus global peers
Rinker continued to perform well against its global peers.

The charts below show Rinker's performance compared with our major international competitors, measured by growth in revenue and EBITDA.

The revenue chart includes acquisitions. Rinker ranks number two behind CEMEX, with compound growth over the past six years of 16 per cent per annum. Florida Rock – our closest industry peer because of its similar product mix and geographic spread – ranks third at 14 per cent.

On EBITDA, Rinker ranks number one over the six years, with compound growth of 23 per cent per annum, ahead of Florida Rock at 20 per cent.

Safety
Safety is always our number one priority.

We completed the year with an overall reduction in injuries and for the fourth year in a row, a record number of Rinker sites finished the year with zero recordable injuries. This is a very important accomplishment and a clear indication that we are moving toward our goal of Zero4Life™. Rinker is one of the safest companies in our industry. There was a small increase in lost time injuries in Rinker Materials and a decrease in Readymix. Due to our people's individual efforts to keep themselves safe and to watch out for their co-workers, there were no fatalities to our workforce or contractors.

Safety has become a foundation of Rinker's culture. Today, we are much more aware and proactive in our approach to hazards both inside our facilities and out in the community. The strength of our company comes from our people and our culture. We protect both when we focus on safety.

Outlook
Construction activity forecasts in the US and Australia for this year are slightly below last year. Housing is expected to slow further, but non-residential/commercial is expected to increase.

In the US, infrastructure/engineering is expected to grow strongly, whereas in Australia it will slow after several years of increasing activity.

As the chairman said, we are confident about the long term fundamentals and the long term outlook for Rinker's key markets, but there is much uncertainty regarding the timing and scale of the recovery in US housing, particularly Florida housing, which makes short term profit guidance for Rinker difficult.

Housing permits in Florida for the 12 months to March 2007 were around 170,000 units, but over the March 2007 quarter, permits were running at an annualised rate of 130,000 units.

In Arizona, despite residential permits being down 20 per cent in the March quarter, volumes in Phoenix in recent weeks have shown signs of improvement. Commercial construction is strong.

Assuming the improvement in Arizona continues and we see a recovery in Florida housing, to around last year's annual level, Rinker's profits this year could be similar to last year. On the other hand, if the current depressed housing market we have seen in Florida and Arizona over the first three months of 2007 continues for the full year, Rinker's underlying profits could be down around 10 per cent.

These scenarios exclude takeover related costs. They also assume little appreciation or depreciation in product pricing, and assume that quarrying activity in the Miami Lake Belt region is not significantly curtailed due to current legal proceedings[1].

Our priorities for this year
- Efficiently manage the transition of control to CEMEX
- Continue to focus on cost savings, productivity gains and retaining market share during the US housing downturn
- Use the downturn to implement best practice, eliminate unnecessary activities and improve efficiency across the group
- Improve our safety, occupational health and environmental performance.

Thank you to our people for their efforts and commitment in challenging circumstances this year.



David Clarke, chief executive

Footnote:
1 In a March 2006 court decision, a single US District Court judge ruled that certain federal permits were issued without the required processes and analysis. The permits in question include permits that cover around half of Rinker Materials' Florida quarry production. Rinker Materials and the other major aggregate companies in the Lake Belt have intervened to support the defendants – the US Army Corps of Engineers and US Fish and Wildlife Service – and to seek to protect our position. The Florida Department of Transportation, among others, has highlighted the state's dependence on the Lake Belt quarries and the disruption and cost to the state and the industry – including Rinker Materials – if quarrying operations were suspended. We strongly oppose the conclusions in this ruling that has returned the permits to the US Army Corps of Engineers for a further review, which they expect to complete around the end of this calendar year. A ruling by the judge on the activities to be permitted while the Corps complete their review is pending. It is not possible to determine the likely outcome of this ruling or its affect on Rinker Materials. We believe the permits were properly issued and, if necessary, all appeal avenues will be pursued.

Rinker vs global peers sales – compound annual growth over six years



Cemex 21%
Rinker 16%
Florida Rock 14%
CRH 13%
Holcim 12%
Vulcan 8%
Martin Marietta 7%
Lafarge Group 4%
Hanson 3%

Source: Bloomberg; Rinker
Based on Dec 06 year end, except Rinker (YEM 07) and Florida Rock (YES 06). Rinker data for year end 31 March 2004 and prior years is pro forma

Rinker vs global peers EBITDA compound annual growth over six years



Rinker 23%
Florida Rock 20%
Holcim 12%
CRH 11%
Cemex 11%
Martin Marietta 8%
Vulcan 7%
Lafarge Group 4%
Hanson 3%

Source: Bloomberg; Rinker
Based on Dec 06 year end, except Rinker (YEM 07) and Florida Rock (YES 06). Rinker data for year end 31 March 2004 and prior years is pro forma

Summary of operations

US - Rinker Materials

Aggregates

Performance summary

- Trading revenue US$1,165 million, up eight per cent.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) US$380.9 million, up 17 per cent.
- Earnings before interest and tax (EBIT) US$317.1 million up 21 per cent.
- EBITDA/trading revenue 32.7 per cent, up from 30.2 per cent.

Features

- Strong price increases maintained during a year of volume decline.
- Progress continued on additional reserves for Florida.
- Further increase in reserves with the acquisition of six quarries in the states of Kentucky, Tennessee, Utah and Oregon.

Progress against priorities

- **Improve safety to meet Zero4Life™ target of no injuries:** Rate of recordable injuries fell 29 per cent.
- **Enhance quarry reserves, including from non-US sources:** Successful acquisitions across the US, greenfield expansion underway in Florida, work on non-US sources continued.
- **Increase production capacity and operational efficiency:** Improved efficiencies such as an increase in automated capabilities.
- **Offset increasing costs with cost savings and price increases:** Strong increases in pricing successful over the year and a broad range of operational improvement saved costs.
- **Implement an improved environmental management software system:** Completed testing of improved system, with plans in place to roll-out in all quarry operations over the coming year.

Key objectives this year

- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Grow reserves, both in the US and offshore, for long term sustainability.
- Reduce costs through expansion of operational improvement programs including adjustments of inventories and production schedules.
- Maintain market share position, increase non-residential segmentation and continue to lead in pricing.

Cement

Performance summary

- Trading revenue was US$487 million, equal to last year's result.
- EBITDA US$168.9 million, up eight per cent.
- EBIT US$154.5 million up eight per cent.
- EBITDA/trading revenue 34.7 per cent, up from 32.1 per cent.

Features

- Fifth consecutive year of record earnings despite a downturn in housing market and a decline in volumes.
- Strong focus on recruiting and developing the right people to help grow the business.
- Construction of third cement kiln in Brooksville on schedule and budget.

Progress against priorities

- **Improve safety to meet Zero4Life™ target of no injuries:** Rate of recordable injuries was unchanged from 2006.
- **Offset cost increases with operational improvements and improved prices:** Satisfactory cost savings realised through operational improvement and price increases.
- **Expand import sources to fully supply customers:** The change in market demand reduced the need to expand import sources.
- **Recruit and develop high quality people:** Added four new key people to management team. Continued to roll-out development and training programs.
- **Ensure new cement kiln proceeds on schedule and budget:** Progress to date is on schedule and budget. Due to start operations in first half of 2008.
- **Implement an improved environmental management software system:** Completed testing of improved system, with plans to roll-out in all cement operations over the coming year.

Key objectives this year

- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Continue developing new Brooksville kiln to schedule and budget.
- Maintain market share, not necessarily volumes. Work towards increasing non-residential exposure.
- Save costs by continuing to roll-out operational improvement programs.
- Leverage ability to source cement from multiple suppliers and locations including domestic competitors.

Concrete, block and asphalt

Performance summary

- Trading revenue US$2,294 million, up five per cent.
- EBITDA US$467.8 million, up 10 per cent.
- EBIT US$404.5 million up eight per cent.
- EBITDA/trading revenue 20.4 per cent, up from 19.6 per cent.

Features

- Record earnings continued despite residential downturn.
- Favourable price increases, cost control and downturn planning helped offset decline in volumes.
- Strategic growth in the US northwest, west, south central regions and Florida.

Progress against priorities

- **Improve safety to meet Zero4Life™ target of no injuries:** Rate of recordable injuries fell five per cent.
- **Offset cost increases with operational improvement cost savings – including tightly managing inputs – and price increases:** Broad range of operational improvement programs helped to reduce costs.
- **Grow strategically, to service customers better:** In Florida, completed construction of four greenfield concrete plants and one new block plant. Outside Florida, bolt-on acquisitions of eight concrete plants, one block plant and an asphalt operation in the US northwest and south central regions.
- **Focus significantly on developing the skills of our people:** Continued to offer development programs including Customer FIRST! and Keys to Selling.
- **Implement an improved environmental management software system:** Completed testing of improved system, with plans to roll-out in all concrete operations over the coming year.

Key objectives this year

- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Manage business according to principles of our high performance culture.
- Maintain leadership on price while retaining market share.
- Increase commercial and infrastructure segments in softer residential market.
- Continue to deliver operational cost savings and improvement programs.

Operating Plants

	Total	Rinker Materials	Readymix Aus	Readymix China	Production / Year US measurement	Production / Year AUS measurement
Wholly owned plants						
Quarries and sand mines	182	94	88		122.8 million tons	111.4 million tonnes
Cement mills and terminals	4	4			3.8 million tons[2]	3.4 million tonnes[2]
Concrete	430	180	246	4	26.0 million cubic yards	19.9 million cubic metres
Concrete block	30	30			150.0 million units	150.0 million units
Asphalt	20	20			4.6 million tons	4.2 million tonnes
Concrete pipe	64	48	16		3.9 million tons	3.5 million tonnes
Other[1]	54	54				
Jointly owned plants						
Cement mills and terminals	11		11		3.7 million tons[3]	3.4 million tonnes[3]
Total	795	430	361	4		

1 Includes gypsum and aggregate distribution centres, steel fabrication, landfills and soil remediation

2 Includes cement imports

3 Total joint venture production

Concrete pipe

Performance summary
- Trading revenue US$555 million, down four per cent.
- EBITDA US$172.0 million, up 9 per cent.
- EBIT US$147.5 million, up 11 per cent.
- EBITDA/trading revenue 31.0 per cent, up from 27.5 per cent.

Features
- Strong pricing and continued cost control provided higher earnings and margins.
- Commenced construction of a new plant in Orlando to replace three older and smaller plants.
- Rinker Materials' pipe business continues to be one of the safest operators in the US pipe manufacturing industry.

Progress against priorities
- **Improve safety to meet Zero4Life™ target of no injuries:** Number of recordable injuries remained consistent with the prior year.
- **Continue to improve quality and customer service:** Benchmarking and quality assurance training was successfully implemented.
- **Tightly manage raw materials and other costs, passing on price increases we cannot absorb:** Operational improvement reduced costs and price increases realised.
- **Gain full benefit from investment in equipment and plant:** Continued investment to upgrade ageing and less efficient plants with capital spending closely managed.
- **Focus on developing the skills of our people:** Invested in leadership and management training developing skills for current roles and advancement opportunities.
- **Implement an improved environmental management software system:** Improved system fully established in the pipe business.

Key objectives this year
- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Protect our market share while maintaining price integrity in a softer market.
- Aggressive pursuit of operational improvement initiatives.
- Full implementation of downturn plans.
- Maintain clear strategy for under-performing operations

Global position



Readymix

Performance summary
- Trading revenue A$1,555 million, up eight per cent.
- EBITDA A$305 million, up one per cent.
- EBIT A$239 million, up one per cent.
- EBITDA/trading revenue down 1.4 percentage points to 19.6 per cent.

Features
- Underlying profit slightly ahead of the previous year's record.
- Aggregate reserves boosted with acquisition of quarries and sand operations in Queensland.
- Successful divestment of Beenleigh property for A$28 million (note: the prior year included A$26 million gain on sale of Emoleum asphalt partnership interest).

Progress against priorities
- **Improve safety to meet Zero4Life™ target of no injuries:** Total recordable injury frequency rate fell from 4.1 to 4.0.
- **Manage our profit margins by saving costs, enhancing productivity and improving prices:** Saved costs of A$25 million during the year, both volume and price increases achieved. Average margins reduced mainly by slower New South Wales markets.
- **Enhance aggregate reserves in key markets:** Several additional quarry reserves developed or acquired in Queensland.
- **Grow through expanding the business and small bolt-on acquisitions:** Two small bolt-on acquisitions completed in Western Australia and Queensland. Built one concrete plant in Queensland and upgraded a concrete plant in Western Australia.
- **Continue developing our people to drive business results and improve shareholder value:** Continued to invest in formal quarry management, leadership development and other courses.
- **Implement energy efficiencies and water conservation measures:** Submitted plans to reduce greenhouse gas emissions to Australian Greenhouse Office. Conducted water usage review and implemented various water-saving measures.

Key objectives this year
- Improve safety to meet Zero4Life™ target of no injuries.
- Manage profit margins through aggressive cost saving programs, enhancing productivity and improving prices.
- Enhance aggregate reserves in key markets.
- Grow through expanding the business and small bolt-on acquisitions.
- Continue developing our people to drive business results and improve shareholder value.
- Further water conservation measures and implement energy efficiencies.

Funds employed (US$m)

As at 31 March 2007

■ Rinker Materials (US$2.7b)
Readymix (US$0.8b)


766.1
2,667.4

Trading revenue by country

Year end 31 March 2007

■ USA 77%
Australia 22%
■ China 1%


1%
22%
77%

Earnings before interest, tax, depreciation and amortisation (EBITDA) by business and segments

Year end 31 March

■ Aggregates
■ Cement
Concrete, block and asphalt
■ Concrete pipe and products
□ Other
Readymix


US$m
1,500
1,200
900
600
300
0
02 03 04 05 06 07



Review of operations

Rinker Materials

Our FEC quarry in Florida is the largest in the US.



Rinker Materials delivered another strong result despite the impact of the US housing downturn during the year.

COMPARED WITH THE PREVIOUS YEAR, forecaster Dodge estimates that US put-in-place construction activity fell 9.4 per cent, with residential down 17.0 per cent. Commercial (non-residential) was up 5.7 per cent and non-building/infrastructure was up 3.9 per cent.

In our major markets of Florida and Arizona, residential was down 23.7 per cent and 28.4 per cent, while non-residential was up 3.9 per cent and 15.8 per cent respectively. Non-building was down 0.1 per cent for Florida and down 0.6 per cent for Arizona.

The resilience of our US business during this challenging year was helped by the strength of our market positions in our key markets.

Rinker Materials remains number one or two in most of the US markets we serve for aggregates, cement, concrete, concrete block, asphalt and concrete pipe.

Higher prices, operational improvements and cost cutting also contributed toward Rinker Materials' record earnings, which were about 80 per cent of group profit.

Earnings before interest and tax (EBIT) rose eight per cent to US$1,058 million and earnings before interest, tax, depreciation and amortisation (EBITDA) also rose eight per cent to US$1,230 million. Trading revenue was up three per cent to US$4,140 million.

Profit margins increased in all major segments while volumes were down in all product lines, except asphalt. Prices increased across the board.

Return on funds employed (ROFE) was 39.7 per cent, down slightly from 40.5 per cent last year.

Operational improvement and downturn planning

Despite higher costs, Rinker Materials continued its operational improvement and annual cost savings which helped maintain profit margins as volumes declined due to the housing downturn.

A downturn program was also developed to help offset the housing decline; this was largely implemented during the year. Along with ongoing operational improvement programs, this produced savings estimated at US$88 million.

Through operational improvement and downturn planning, Rinker Materials saved an estimated US$88 million in costs, helping to reduce the impact of the downturn.

88

8.6

> The Portland Cement Association forecast for the 2007 calendar year expects an 8.6 per cent improvement in non-residential and a 5.0 per cent lift in infrastructure construction activity, which will partly offset the 12.1 per cent forecast decline in housing

Rinker Materials' end markets – % sales

Year ended 31 March 2007

- Housing
- Civil
- Commercial


30%
52%
18%

Rate of recordable injuries for Rinker Materials

Year end 31 March

Recordable incident rate per 200,000 work hours.


5
4
3
2
1
0
04
05
06
07

Expanding our operations

Focusing on low-risk high return growth, Rinker Materials continued to expand its operations with five acquisitions, totalling over US$93 million.

These acquisitions – in the states of Kentucky, Tennessee, Utah and Oregon – added another six quarries and other aggregate facilities, together with eight concrete plants, one block plant, one asphalt plant and a paving operation.

Around US$174 million was also spent on development capital – mainly for the new Brooksville cement kiln in Florida and a new concrete pipe plant in north Florida.

Construction of the US$220 million Brooksville cement kiln is progressing well and operations are due to commence in early 2008. As of March 2007, almost US$90 million has been spent on this kiln.

Outlook for the coming year

Conditions remain difficult but non-residential and infrastructure construction activity is partly offsetting the housing downturn. This trend is expected to continue over the coming year.

Small signs of recovery in the housing market were evident in some areas during the final quarter of last year – particularly in Arizona – although other regions such as southwest Florida were particularly weak with no real indication of change in the short term.

The northwest, north California, Kentucky, Tennessee, Georgia (9 per cent of group revenue) are solid and likely to show further improvement.

In Nevada (four per cent) housing is expected to remain depressed (permits are down 54 per cent in the three months to March 2007) but commercial activity, particularly around the Las Vegas strip, is strong.

In Arizona (14 per cent), despite residential permits being down 20 per cent in the March quarter, volumes in Phoenix over the past several weeks have shown signs of improvement. Commercial construction is strong.

In Florida (42 per cent), volumes show no current signs of recovery. Residential permits in the past three months fell 52 per cent and non-residential and infrastructure construction activity – although solid – is currently exhibiting little growth. Department of Transportation work is backlogged. Price increases will be difficult as competitors have surplus capacity and inventories. We anticipate continued downward pressure on concrete block prices. The challenge will be maintaining concrete and cement prices.

The concrete pipe business (9 per cent) sells product into 31 states and expectations are varied. Residential sub-divisional activity will be slow or down in most markets but overall, volumes are likely to decline only slightly from last year.

Further price increases are expected during the year but not across all operations. Price increases will again be harder to implement in some areas due to competitive pressures on new contracts – mainly for concrete and block. Aggregates pricing is strong and is expected to continue over the year.

While the downturn has helped ease pressure on the excess inventory of homes for sale, further reductions are still needed.

The Portland Cement Association forecast for the year ending December 2007 is for a total 3.1 per cent decline in construction activity. This comprises a 12.1 per cent decline in housing, partly offset by an 8.6 per cent improvement in non-residential and a 5.0 per cent lift in public or infrastructure construction. Further to this, they forecast that total cement demand in 2007 will be down 3.1 per cent in Arizona and 10 per cent in Florida.

Overall, there is uncertainty about the timing and scale of the recovery in the US housing market. During these difficult conditions, Rinker Materials will continue to work towards increasing market share in non-residential and infrastructure as well as focusing on price increases, operational improvement and continued downturn planning where necessary.



Concrete trucks at our Cocoa plant, Florida

Rinker Materials

Millions of dollars unless stated As at and year ended 31 March	US$ 2007	US$ 2006	US$ 2005	US$ 2004[1]	US$ 2003[1]
Trading revenue					
Aggregates	**1,165**	1,074	862	761	589
Cement	**487**	487	389	350	303
Concrete, block and asphalt	**2,294**	2,180	1,635	1,364	1,008
Concrete, pipe and products	**555**	576	472	421	437
Other	**345**	371	462	411	397
Intercompany eliminations	**(706)**	(659)	(501)	(441)	(353)
Rinker Materials	**4,140**	4,029	3,319	2,866	2,381
EBITDA					
Aggregates	**380.9**	324.7	248.2	207.3	163.2
Cement	**168.9**	156.4	131.1	116.9	107.5
Concrete, block and asphalt	**467.8**	426.9	257.8	168.8	126.9
Concrete, pipe and products	**172.0**	158.1	114.3	85.1	92.5
Other	**40.7**	72.1	36.1	10.4	22.4
Rinker Materials	**1,230.3**	1,138.2	787.5	588.5	512.5
EBIT					
Aggregates	**317.1**	262.5	195.4	160.4	122.7
Cement	**154.5**	142.4	117.7	103.8	94.7
Concrete, block and asphalt	**404.5**	374.4	212.4	129.9	94.1
Concrete, pipe and products	**147.5**	133.3	89.5	59.2	66.2
Other	**34.2**	66.4	24.6	(7.3)	1.2
Rinker Materials	**1,057.8**	979.0	639.6	446.0	378.9
Net profit before finance	**673.5**	626.5	408.6	295.4	241.1
Funds employed	**2,667.4**	2,418.1	2,127.7	2,242.4	2,344.8
Profit margin (EBIT/trading revenue) [%]	**25.6**	24.3	19.3	15.6	15.9
Capital investment	**428.7**	497.1	237.6	149.8	650.9
Number of people employed	**10,085**	11,193	10,186	10,695	10,700
Number of operating plants	**430**	415	345	351	362

Reserves proven and probable (millions tons)	2007	2006	2005
Limestone/hard rock/sand and gravel	**2,879**	2,720	2,737

1 *A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.*

Rinker Materials' revenue – growing at 13% compound over ten years


US$m
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98 99 00 01 02 03 04 05 06 07

Rinker Materials' EBIT – growing at 26% compound over ten years


US$m
1,200
1,000
800
600
400
200
0
98 99 00 01 02 03 04 05 06 07

Data for the years ended March 31, 2004 and prior years is pro forma.

Rinker Materials continued

Aggregates



An aggregate stock pile at our Davenport plant in Florida. We continue to work on increasing our aggregate reserves in both Florida and Arizona

THE AGGREGATES BUSINESS maintained strong pricing during the year which helped to offset a decline in volume due to the weaker residential market.

Earnings before interest and tax (EBIT) rose 21 per cent to US$317.1 million and trading revenue grew eight per cent to US$1,165 million.

The EBIT/trading revenue profit margin was 27.2 per cent, up from 24.4 per cent. Return on funds employed (ROFE) was 33.2 per cent, increasing from 31.4 per cent the previous year.

Rinker Materials' aggregates ROFE
Return on funds employed


%
40
30
20
10
0
03
04
05
06
07

Rinker Materials' aggregates EBITDA and EBITDA/sales margins


EBIT
Depreciation and amortisation
EBITDA margin
US$m
%
400
300
200
100
0
40
30
20
10
0
03
04
05
06
07

Data for the years ended March 31, 2004 and prior years is pro forma.

Highlights

Average prices for aggregates were up 20 per cent across Rinker Materials while volumes were down about eight per cent.

In Florida, strong price increases in both July 2006 and January 2007 were successful. Total Florida volumes declined 12 per cent.

In our other major market, Arizona, volumes declined 10 per cent although prices remained strong. The residential downturn in Arizona and Florida impacted volumes.

Higher prices helped offset rising costs for fuel and electricity, as well higher overheads for the Lake Belt[1] defence and development activities.

A broad range of operational improvement projects were implemented during the year to help save costs. Initiatives included better measurement of power usage, optimising product mixes, reducing plant overtime and increasing automated capabilities to improve productivity and reduce headcount.

Federal transportation funding is currently back-logged but strengthening in Florida and is expected to generate an increase in workflow over the next year. Transport funding activity improved in Georgia, Tennessee and Kentucky.

In Arizona, widening of the I-17 highway was awarded to our Phoenix operations during the year. This contract requires 500,000 tons of aggregates. Delivery on this project will commence later this year.

The acquisition of six quarries in the states of Kentucky, Tennessee, Utah and Oregon during the year will add over four million tons (3.6 million tonnes) of aggregate to Rinker Materials' annual production output.

Aggregate reserves were increased in Nevada by securing land adjacent to our existing El Dorado quarry just outside Las Vegas. In May, a long term supply agreement was secured on a site with extensive aggregate resources 25 miles, north of Las Vegas. The aggregate processing plant is expected to be fully operational in about 12 months, and will lift aggregate production in that region by 40 per cent.

Progress continued on plans for the importation of aggregate into Florida from offshore. Work is particularly advanced at two offshore locations.

Strategy

- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Grow reserves, both in the US and offshore, for long term sustainability of supply.
- Reduce costs through expansion of operational improvement programs including management of inventories and production schedules.
- Maintain market share position, increase non-residential exposure and continue to lead in pricing.

1 See page six for further details on Lake Belt

21

EBIT rose 21 per cent to US$317.1 million

Rinker Materials continued

Cement


Rinker
Rinker Material's cement terminal tankers loading at our Miami plants in Florida. Construction of our new cement kiln in Brooksville Florida is on schedule to commence operations in first half of 2008

THE HOUSING DOWNTURN and a decline in volumes did not prevent the cement business achieving its fifth consecutive year of solid earnings.

Earnings before interest and tax (EBIT) rose eight per cent to US$154.5 million on a flat trading revenue of US$487 million.

The EBIT/trading revenue margin rose 2.4 per cent to 31.7 per cent, up from 29.3 per cent the previous year.

Return on funds employed (ROFE) was down slightly to 38.3 per cent from 41.0 per cent the previous year. This decline was due mainly to high capital investment to construct the new cement kiln in Brooksville, Florida.

Highlights
The softer residential market conditions saw volumes fall 11 per cent for Rinker Materials' cement but a 10 per cent increase in prices helped offset this decline. As the market remains soft, the pricing environment will be more difficult than during the past few years.

The impact of increasing costs – especially imported cement and electricity – was partly mitigated by a strong focus on cutting costs with operational improvement and efficiencies.

The cost of imported cement rose at both the Everglades and Canaveral terminals. Imported cement continued to supply in excess of 40 per cent of demand in Florida.

A key focus during the year was to recruit and develop quality people to help contribute to the business' success.

Construction of the new Brooksville cement plant, which will add 1.1 million tons (1.0 million tonns) of product per year, continued to progress on time and budget.

This plant, which will be Rinker Materials' third cement line in Florida, will not only help reduce the amount of imported cement needed, it will also use state-of-the-art technology that will help reduce its emissions into the local environment.

Strategy
- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Continue developing new Brooksville kiln to schedule and budget.
- Maintain market share, not necessarily volumes. Work towards increasing non-residential exposure.
- Save costs by continuing to roll-out operational improvement programs.
- Leverage ability to purchase cement from multiple suppliers and locations where necessary.

Return on funds employed was 38.3 per cent

38.3

Rinker Materials' cement ROFE
Return on funds employed


%
50
40
30
20
10
0
03
04
05
06
07

Rinker Materials' cement EBITDA and EBITDA/sales margins
EBIT
Depreciation and amortisation
— EBITDA margin


US$m
%
200
100
0
40
30
20
10
0
03
04
05
06
07

Data for the years ended March 31, 2004 and prior years is pro forma.

Rinker Materials continued

Concrete, block and asphalt



Concrete drivers at our Cocoa plant in Florida make an early start. We continued strategic growth of our concrete business in the US southwest, west, south central regions and Florida during the year

THE CONCRETE, BLOCK AND ASPHALT business showed resilience during the year. It continued to realise strong earnings in spite of challenging market conditions due to weaker residential activity.

Earnings before interest and tax (EBIT) rose eight per cent on last year's record profit to US$404.5 million. Trading revenue grew five per cent to US$2,294 million.

The EBIT/trading revenue profit margin was 17.6 per cent, up from 17.2 per cent previously. Return on funds employed (ROFE) was 43.0 per cent, up from 42.3 per cent

Rinker Materials' concrete, block and asphalt ROFE
Return on funds employed


%
50
40
30
20
10
0
03
04
05
06
07

Rinker Materials' concrete, block and asphalt EBITDA and EBITDA/sales margins


EBIT
Depreciation and amortisation
EBITDA margin
US$m
%
500
400
300
200
100
0
20
10
0
03
04
05
06
07

Data for the years ended March 31, 2004 and prior years is pro forma.

Highlights

Overall US housing permits declined 21 per cent over the past year. In our biggest markets of Florida, Arizona and Nevada, permits were down 40 per cent, 32 per cent and 42 per cent respectively.

Our Florida block operations were hardest hit by the decline in residential activity, with volumes down 25 per cent.

Concrete volumes were also down, but less severely at four per cent. This was due to steady activity and workflow from non-residential and infrastructure projects together with the contributions from acquisitions. Asphalt was the only Rinker Materials' product where volumes were higher, rising five per cent.

Strong price increases implemented earlier in the year together with aggressive cost cutting measures and downturn planning helped alleviate the sharp decline in volumes.

Once again, costs such as cement, electricity and transport continued to rise during the year. With higher costs plus lower volumes, our people worked even harder to find new ways of improving efficiencies within the business.

Despite the downturn, we continued to carefully and strategically grow our business through acquisitions.

In Oregon, we added another concrete plant and an asphalt operation – both were bolt-ons to our existing operations.

In Utah, we bought four concrete plants and in Tennessee, three. We also bolted on a block plant to our Kentucky operations. This plant mainly produces heavy block for the local coal mining industry – the second largest coal mining region in the US.

Strategy

- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Manage business according to principles of our high performance culture.
- Maintain leadership on price while retaining market share.
- Increase commercial and infrastructure segments in softer residential market.
- Continue to deliver operational cost savings and improvement programs.

20.4

EBITDA/trading revenue margin increased from 19.7 per cent to 20.4 per cent

Rinker Materials continued

Concrete pipe



Our Miami pipe plant in Florida is one of 49 concrete pipe plants across the US. The concrete pipe business continues to be one of the safest operators in the US pipe manufacturing industry.

THE CONCRETE PIPE BUSINESS' solid track record in controlling costs continued over the past year, helping to reduce the effects of a downturn in residential activity.

In addition to cost control, and as volumes declined due to the softer housing market, price increases also helped this business achieve a satisfactory lift in earnings.

Although trading revenue was down four per cent to US$555 million, earnings before interest and tax (EBIT) was up 11 per cent to US$147.5 million.

The EBIT/trading revenue margin also rose to 26.6 per cent, up from 23.1 per cent the previous year.

Return on funds employed (ROFE) – which shows just how hard the pipe business drives each dollar of invested capital – was 46.6 per cent, up from 42.6 per cent.

Highlights
With operations in 22 states and the ability to market products in 31 states, the pipe business benefits from a strong geographic footprint across the US. This operational spread also acts as a barometer of the general US economy and national construction levels.

Compared to the previous year, pipe volumes declined 10.5 per cent as residential construction cooled rapidly – especially in the last half of the year.

Costs for aggregates, cement, flyash, sand and freight all rose during the year, but the continued drive for operational improvement and cost savings, as well as higher prices, helped offset these increases. A combination of operational improvement and downturn planning saved an estimated US$13 million in costs.

Construction of our new US$24 million central Florida plant is progressing well, with production scheduled to commence in early 2008. This plant will replace three older and smaller plants in the area.

Major contracts won during the year include five sections of the US$183 million MonFayette Expressway – currently under construction in West Virginia and Pennsylvania.

In North Carolina, we also commenced supply to the Harnett County Sanitary Sewer Connector project, valued at US$22 million.

Strategy
- Continue focus and implementation of safety, health and environment management system with the goal of achieving Rinker's Zero4Life™ target of no injuries.
- Protect our market share while maintaining price integrity in a softer market.
- Aggressive pursuit of operational improvement initiatives.
- Full implementation of downturn plans.
- Maintain clear strategy for under-performing operations.

Our concrete pipe business saved an estimated US$13 million through operational improvement and downturn planning.

Rinker Materials' concrete pipe ROFE
Return on funds employed


%
50
40
30
20
10
0
03
04
05
06
07

Rinker Materials' concrete pipe EBITDA and EBITDA/sales margins


EBIT
Depreciation and amortisation
EBITDA margin
US$m
%
200
100
0
30
20
10
0
03
04
05
06
07

Data for the years ended March 31, 2004 and prior years is pro forma.


Readymix

Readymix

Readymix performed well, delivering a slightly higher profit during a year of mixed construction market activity in Australia.

OUR AUSTRALIAN OPERATIONS, which are strategically located in all states and territories, continue to help us serve our diverse range of customers.

This national presence enabled us to supply high growth markets in Queensland and Western Australia over the past year, where the strong resources industry and population growth saw high construction activity levels.

The performance of other markets was satisfactory, with the exception of New South Wales, which remained weak with overall construction activity levels down significantly and new home approvals at their lowest level in more than 20 years.

Compared with the previous year, overall construction activity rose an estimated 7.5 per cent. Housing was down 1.3 per cent, commercial up 9.6 per cent and engineering up 13.4 per cent. (Source: ABS)

Readymix trading revenue increased to A$1,555 million, up eight per cent on last year's results. Earnings before interest, tax, depreciation and amortisation (EBITDA) was up one per cent to A$305 million and earnings before interest and tax (EBIT) also rose one per cent to A$239 million, including the property sale of Beenleigh of A$28 million. The prior year's result included A$26 million EBIT gain due to the sale of the Emoleum business.

EBITDA margins fell 1.4 per cent to 19.6 per cent, while EBIT margins were down to 15.4 per cent from 16.4 per cent. Return on funds employed (ROFE) was also down to 25.2 per cent, from 26.7 per cent the previous year.

On average, concrete prices rose five per cent and aggregate prices rose one per cent. Higher prices and an estimated A$25 million in operational improvement cost savings did not quite offset the impact on margins of the volume decline in New South Wales and significant increases in fuel, energy and cement costs.

Strengthening our quarry reserves

Following the 2005 acquisition of a concrete business in Mackay, Queensland, we took the opportunity in February this year to expand these operations, acquiring three nearby quarries and two sand operations.

This move into aggregates and sand in the Mackay region allows Readymix to create an integrated quarries and concrete business to supply customers more effectively. The Mackay region is one of the fastest-growing areas in Queensland and is experiencing strong economic growth, driven by demand for coal and other exports.

Work continued on developing a high quality rock quarry at Lynwood near Goulburn, southwest of Sydney. This quarry will serve the Sydney metropolitan markets once the Penrith Lakes quarry operation closes in a few years.

We also continued to strengthen our reserves in other locations during the year, mainly in Queensland, Victoria and Western Australia.

Readymix ROFE
Return on funds employed



%
30
20
10
0
02 03 04 05 06 07

Readymix EBITDA and EBITDA / sales margins
EBIT
Depreciation and amortisation
EBITDA margin



A$m
%
400
300
200
100
0
20
10
0
03 04 05 06 07

Readymix end markets – % sales
Year ended 31 March 2007
Housing
Civil
Commercial



28%
27%
45%

Rate of recordable injuries for Readymix
Recordable incident rate per 200,000 work hours.



5
4
3
2
1
0
04 05 06 07

Data for the years ended March 31, 2004 and prior years is pro forma.

Highlights from the past year
Through a combination of acquisitions and new site openings, Readymix added another five concrete plants and seven quarries to operations during the year.

One of our newest concrete plants is the Brisbane City plant, which will increase supply capacity to the high-growth region of southeast Queensland. This plant not only includes many impressive environmental features[1] but can also supply 350 cubic metres of concrete per hour.

Major contracts completed include Sydney's Lane Cove Tunnel and Perth's Metro Rail project. We continued work on a five-year project to supply shotcrete to the Argyle diamond mine's A$1 billion underground development in Western Australia's Kimberley region.

We also continued to strive for technical excellence, working closely with the academic and design communities to enhance our products. This improves our customer service by enabling us to supply tailor-made products.

The Beenleigh land sale in southern Queensland was a solid contribution to our ongoing property sales program, delivering A$20 million in profit after tax.

Work on future property sales continued during the year, identifying surplus sites for disposal and obtaining planning approvals where appropriate.

Outlook for the coming year
In Australia, economic commentator BIS Shrapnel expects a 4.0 per cent total decline in construction activity over the coming year. Engineering is forecast to fall 6.8 per cent while non-residential should increase 0.8 per cent. Housing will decline 3.7 per cent. The Housing Industry Association forecasts a 2.0 per cent rise in housing starts over the same 12-month period.

1 see page 22 for more details

Readymix

Millions of dollars unless stated As at and year ended 31 March	US$ 2007	US$ 2006	US$ 2005	US$ 2004[1]	US$ 2003[1]	A$ 2007	A$ 2006	A$ 2005	A$ 2004[1]	A$ 2003[1]
Trading revenue	**1,198**	1,079	991	839	573	**1,555**	1,441	1,341	1,201	1,014
EBITDA	**236.2**	228.8	194.0	149.5	100.7	**305.0**	303.0	263.4	214.5	177.7
EBIT	**185.6**	179.1	146.9	114.3	70.6	**239.3**	236.7	199.7	164.3	124.4
Net profit before finance	**151.9**	133.5	107.7	84.7	55.8	**195.5**	175.7	146.4	121.7	97.1
Funds employed	**766.1**	634.5	705.6	700.2	450.7	**949.0**	886.8	914.9	927.2	750.4
Capital investment	**70.0**	49.6	77.7	89.0	38.2	**89.9**	66.2	105.1	125.2	66.3
Profit margin (EBIT/trading revenue) (%)	**15.5**	16.6	14.8	13.6	12.3	**15.4**	16.4	14.9	13.7	12.3
Return on funds employed (%)	**24.2**	28.2	20.8	16.3	15.7	**25.2**	26.7	21.8	17.8	16.6
Number of people employed	**3,179**	3,156	3,080	3,065	2,687	**3,179**	3,156	3,080	3,065	2,687
Number of operating plants	**365**	359	388	389	372	**365**	359	388	389	372

Reserves proven and probable (millions)	2007 TONS	2006 TONS	2005 TONS	2007 TONNES	2006 TONNES	2005 TONNES
Limestone/hard rock/sand and gravel	**1,196**	1,182	1,146	**1,085**	1,073	1,033

1 *A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability.*
The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.



Corporate responsibility

A company's reputation and standing in the community has never been more important than it is today. Our neighbours, politicians, activist groups, shareholders and employees are relentless in their demands that business meet ever higher standards of performance – whilst at the same time doing this in a way that leaves behind no negative imprint on the world we all live in.

For Rinker to even begin meeting such high benchmarks, our people must be trained, equipped and committed to deliver well beyond the requirements of the legal and regulatory framework that guides us.

Our licence to operate depends on how we are regarded in our communities, how we treat the environment around us, and how our people behave as they go about their work. We must continually refresh and improve our performance, challenging each other daily about what is acceptable and what is not, striving always to do better than before – and always in accordance with our Code of Business Ethics.

People

DESPITE A CHALLENGING MARKET in the US, Rinker's people performed well over the past year.

An important priority at Rinker is to ensure our high performance culture is maintained and developed.

Our business structure creates the possibility for managers to act like owners of their own businesses. This means they accept a high degree of accountability, but are equally rewarded when they achieve a high level of performance, which is set through challenging stretch targets each year. This culture of ownership and high performance has been key to our ongoing success.

Planning for the future

We continued to offer professional development across all businesses.



Karkarook Park community wetlands in Melbourne, Australia was formerly a Readymix sand mine. This is one example of how quarries can be restored once they have finished their economic life.

Safety

IT WAS A POSITIVE YEAR FOR RINKER in both safety performance and the development of our safety culture. We remain fully committed to our goal of Zero4Life™ – zero recordable injuries, occupational illnesses and preventable vehicular incidents.

Our recordable injury rate dropped seven per cent across the group and – for the fourth consecutive year – the number of sites that completed the year with zero injuries also rose.

Rinker's continued focus on safety saw a reduction in the average level of severity of injuries – especially from Readymix. The rate of transport incidents involving employee drivers also declined during the year.

A clear and focused safety culture ensures our good safety performance is maintained each year. The growing strength of Rinker's safety culture was seen through positive feedback from confidential employee surveys. These were designed to measure our peoples' attitude toward safety in the workplace. Another indicator was our safety improvement among new acquisitions.

We also progressed strongly with the ongoing implementation of our safety, health and environment management system (SHE MS). We recorded an increase in the number of sites where SHE MS elements were implemented as well as the number of sites audited for compliance with the system. The results of these audits and other safety and health performance data is reported quarterly to Rinker's board of directors to ensure a high level of accountability and corporate governance.

Progress was also made in assessing and managing occupational health risks such as potential exposure to noise and dust. While our primary focus is controlling these hazards, work was also conducted to better understand the nature of potential exposures. Part of this was providing medical surveillance to minimise the potential for occupational illness.

Once again we conducted the annual CEO Safety & Health Awards. These awards recognise our best performing and most improved sites. These awards are Rinker's highest safety honour and a source of great pride for recipients.

The winners for the year ended 31 March 2007 included the Brooksville (Florida) cement mill, the Invermay (Tasmania), Las Vegas (Nevada) and Omaha (Nebraska) pipe plants, the Jandra (New South Wales) quarry, Everett (Washington) truck shop, and Canaveral (Florida) steel yard. The award for the outstanding individual safety contribution went to Mr Jeff Arnold of the Omaha region pipe operations.

Rate of recordable injuries for Rinker
Year ended 31 March
Recordable incident rate per 200,000 work hours.



5
4
3
2
1
0
04
05
06
07

An additional 20 senior managers – from both the US and Australia – completed the Eckerd College Leadership Development Institute's well-regarded program during the year, increasing the total number of attendees so far to 70. Further to this, we also implemented a new Focused Development Program for mid-level leaders with promotion potential. Sixty eight people attended this specially-designed program during the year.

Building on our bench strength – that is, those who could advance to leading roles anywhere across the group – continues to be an important part of our forward planning. Each year, the Rinker group's chief executive's team (known as the Owners Team) conducts special reviews for people who show the potential for senior roles.

Overall succession planning is also an important part of Rinker's ongoing high performance strategy. It is implemented across all businesses within the group including operations, sales and support staff positions.

Improving our skills

To nurture our high performance culture, Rinker develops training courses specifically designed to improve the skills of our managers and supervisors. During the past year around 160 account managers attended our new course Keys to Selling which is a consultative sales training program.

We also offered all our existing courses that focus on recruitment and selection, coaching employees, setting goals, providing constructive supervisory feedback, employee recognition strategies and improving employee performance and productivity.

In addition, we continued to offer our safety LEGACY program, which has been a cornerstone of manager development and workplace safety training for the past few years. This course has now been successfully completed by 1,718 managers. We also designed and launched a companion version called e-LEGACY to extend training of these fundamental principles to a broader group of employees.

Conducting business in an ethical way

Each year, our people who work with customers, suppliers or who interact with markets, must recommit themselves to Rinker's Code of Business Ethics. This code ensures our people maintain the highest possible ethical conduct. Employees who are engaged in sales, purchasing and marketing also complete antitrust and trade practices compliance training and certification program annually. Around 2,400 people completed the course last year. Through this program, our people understand and abide by federal and state trade practice laws.

Net profit per employee



US$'000
60
40
20
0
02
03
04
05
06
07

13,264 people
As at 31 March 2007
■ US
Australia
■ China



467
2,712
10,085

Data for the years ended March 31, 2004 and prior years is pro forma.


Rinker

Jeff Arnold won the 2007 CEO Safety & Health Award for outstanding individual contribution

Environment

STRICT ENVIRONMENTAL MANAGEMENT is core to our daily operations. Over the course of last year, we continued to focus on our responsibility to reduce the potential impacts of our operations on the environment.

Litigation potentially affecting Florida's Lake Belt –where three of our quarries are located – continued during the year. This is discussed in the chief executive's review on page six.

Management systems and controls
We maintain rigorous controls in our safety, health and environment management system (SHE MS) to minimise the possibility of impacts occurring.

This system is closely monitored by all levels of management within Rinker companies. The Rinker board's SHE committee also reviews performance in workplace safety and protection of the environment.

The environmental component of the management system helps identify and manage potential environmental risks. Operations are assessed against the requirements of our standards, and improvements made.

A key objective over the past year was to commence the implementation of our environmental management software system – to increase our ability to assess environmental performance across all our businesses. We completed testing of this software system and it is now operating at all our US pipe production facilities. Rinker Materials' West, quarries and cement businesses will implement the software over the course of the year ending 31 March 2008, followed by Florida Materials.

Environmental incidents


2006
2007
Incidents
250
200
150
100
50
0
Level 1 (minor)
Level 2 (significant)
Level 3 (serious)
Level 4 (severe)
Level 5 (extreme)

Reducing our environmental incidents
Reporting our environmental incidents is based on five levels of severity: (1) minor, (2) significant, (3) serious, (4) severe and (5) extreme.

There were 248 incidents last year, an increase of 38 per cent. Level 1 incidents were up 55 per cent. However, Level 2 incidents decreased to 15 from 30 in the prior year. There were no Level 3, 4 or 5 incidents.

We believe our upgraded SHE system – which has intensified our focus on environmental management and reporting – is the reason for our increase in Level 1 incidents. These incidents were minor in nature and did not harm the environment. We anticipate this increased focus on Level 1 incidents will assist in reducing the more significant Level 2 (and greater) incidents, a trend we observed this year with the 50 per cent decrease in Level 2 incidents.

We completed over 3,700 compliance tests with our detailed site environmental procedures. Ninety nine per cent of the tests showed full compliance. Corrective action has been taken in respect of all non-compliances, which were mostly minor in nature.

Minimising energy consumption
In addition to legal compliance, we are also acutely aware of our responsibility to progressively reduce our energy and water consumption, as well as waste and emissions.

Our Rinker Materials' operations in the US are actively involved with the Portland Cement Association to reduce carbon dioxide emissions and energy consumption caused by cement production.

Rinker Materials' cement mills in Florida, at Miami and Brooksville, already use state-of-the-art technology for emission controls. Our third mill which is currently under construction in Brooksville, will also include similar technology. All of our cement mills use both low sulphur coal and vehicle tyres as fuel sources. Burning vehicle tyres not only helps to recycle waste from the transport industry, it is also a cleaner option than coal when burnt at high temperatures.

In Australia, as part of our voluntary participation in the federal Greenhouse Challenge Plus program, Readymix submitted a Cooperative Agreement to the Australian Greenhouse Office. The agreement sets out our plans to reduce greenhouse gas emissions at our operations. Additionally, Readymix registered for the Australian Federal Government's Energy Efficiency Opportunities program, which also aims to help businesses improve operational energy efficiency and reduce greenhouse gas emissions.

The nature of our business requires that we consume fuel for transportation of our products and to operate our mobile equipment. We recognise there are many environmental and cost benefits of improving our fuel efficiency. In Australia, Readymix has commenced a fuel efficiency program to evaluate a number of fuel-saving products such as fuel additives and catalysts. Results so far have been inconclusive, but trials are continuing.

Rinker Materials' operations in Arizona are retro-fitting or converting their onsite power generators with energy-efficient catalyst systems which reduce greenhouse emissions. As of 31 March, 32 generators have been converted and the system has reduced emissions by up to 40 per cent.

Water conservation
Water is a precious natural resource and also an important part of our operations. Our businesses constantly review how to improve our water conservation.

At our quarries, we use recycled process water and stormwater to reduce dust and at our concrete plants we also reuse process and storm water for washing out trucks. Where possible, we also use recycled water in concrete mixes.

Water shortages continue to be a major problem for Australia and Readymix closely monitors its water consumption. During the past year, Readymix conducted a water usage review which helped establish a water efficiency policy and program. This program will help identify and implement water conservation measures across all operations. Several sites have already been assessed and new water-saving measures implemented. Readymix will continue to roll-out the water efficiency program over the next year.

Readymix is also setting high standards in water conservation in the design of its newest concrete plants. Readymix's Kawana plant, located in Queensland, is proud to be one of the greenest plants ever constructed in the industry. One of the many unique features is its use of city wastewater – in place of drinking water – in the manufacturing process. Readymix's new Brisbane plant, also in Queensland, is virtually self-sufficient in its use of water thanks to 360,000 litre (95,112 gallon) holding tanks that capture rainwater for its operations.

Value Added to the Community

Year ended 31 March 2007

- Payments to employees
- Reinvestment to maintain and grow our business
- Government taxes and charges
- Payments to shareholders
- Interest paid to lenders



2%
33%
33%
14%
18%

Community

WE STRIVE TO ACT RESPONSIBLY within our communities, working closely with our neighbours to make sure we are accepted as good citizens.

The Rinker group donated over US$800,000 to community projects, educational activities and charitable institutions over the past year.

The Rinker Companies Foundation contributed a further US$626,000 to universities and community groups in the US.

In additions to financial contributions, our people also donated their time and expertise to various charitable and local organisations.

In the US, Rinker Materials took part in a wide range of community support activities, including contributing our products.

In Orlando, Florida, Rinker Materials provided the concrete for the slab and walls of a home featured in Extreme Makeover: Home Edition. This popular television series covers the transformation of a run down home into a dream house in just seven days. In this edition, the recipient of the new home was a single mother of five who had lost her home to fire.

In California, a New Year's Eve storm dropped over six inches of rain on the City of Fairfield, a community in northern California where Rinker Materials' Fairfield concrete plant is located. Many of the residents were forced to use sandbags to block flood waters from entering their homes. The City ran out of sand in a matter of hours. Our plant donated nine truckloads of sand to help avert property damage.

In Australia, Readymix works closely with the Beacon Foundation (Beacon). Beacon aims to develop innovative approaches to reduce youth unemployment – either by finding meaningful work, further education or training opportunities for school leavers.

Readymix continued to support Beacon's Something Concrete project to provide sustainable housing for the indigenous community of Kununurra, Western Australia.

Something Concrete is a Beacon initiative, in partnership with the Wunan Foundation, to establish a start-up precast concrete enterprise while providing traineeships for young indigenous people in Kununurra.

Another major donation from Readymix was to Technical Aid for the Disabled (TAD). Now in our sixth year of partnership, Readymix supported TAD's bike clinics which provide disabled children with tailor-made bicycles.

Readymix also pledged its support to the late Steve Irwin's new Wildlife Warrior animal hospital on the Sunshine Coast in Queensland. Prior to Steve's tragic death, Readymix had already agreed to donate the concrete to build Steve's wildlife hospital. Work is now underway, with completion scheduled for later this year.

There were no political donations in Australia.

Value-added

Rinker's main contribution to the community – payments to employees, taxes, dividends and interest paid – are shown in the pie chart above left, describing the US$2.7 billion (A$3.5 billion) of value added to products and services bought from suppliers.

Additionally, Readymix is testing a chemical-based dust suppressant at number of quarry sites that could significantly reduce water consumption. Early results are promising.

Quarry rehabilitation

Quarries are restored to forms suitable to their surroundings once they have finished their economic life. The final form is chosen in consultation with the local community and government. Some examples of the final form include wetlands, recreational areas, gardens, residential developments, industrial or commercial estates – even golf courses.

During the year we reviewed our Australian rehabilitation obligations for Readymix quarries. This review provided valuable information for forward planning and will ensure adequate provisions are made for future rehabilitation activities.

Recycling and waste management

Flyash – a waste product from coal-fired boiler systems – has long been used in concrete to lower the consumption of cement. This year, Rinker Materials' block manufacturing group in Florida began using flyash in concrete block production. Initial product results are promising and the use of flyash as a cement substitute also generates less greenhouse gas emissions.

We continued to fit envirowash equipment in our US concrete trucks which collects and recycles water used to clean chutes after delivery. This system enables drivers to clean their concrete chutes without the need for job site concrete washout areas.

Over the year we also continued to operate an environmental service at our Miami cement mill, which processes petroleum contaminated soils as part of the cement manufacturing process.

The launch of Readymix's waste concrete recycling initiative at Penrith quarry, west of Sydney, was a tremendous success. Around 36,000 tonnes of concrete waste was recycled. Waste from Readymix concrete plants across Sydney is delivered to the quarry site where it is processed to reuse the sand and aggregate. From the 36,000 tonnes recycled, about 30,000 tonnes of sand and aggregate was reclaimed and used as a substitute for virgin quarry material.

Rinker Materials' Arizona operations also launched a waste concrete and asphalt recycling program in Phoenix. Around 1.5 million tons of concrete and asphalt were recycled and reused during the past year. Additionally, the South Florida quarries business recycled over 187,000 tons of waste concrete for re-use as structural fill.

Environmental awards and activities

The National Stone Sand and Gravel Association (NSSGA) awarded Rinker Materials' Macon quarry in Georgia with three prestigious, national awards: the Showplace award, the Pinnacle Award and the Two Stars of Excellence Award. The Center Hill quarry in Florida also received the Business Recognition Award from the State Department of Education for the quarry's science centre partnership with the Sumter County School Board.

In Australia, Readymix's Brompton Concrete plant received the Water Management Award, an environmental award given by Cement, Concrete and Aggregates Australia. The Mooloolah Sands quarry in Queensland, received the 2006 Healthy Waterways Award for rehabilitation work undertaken with the local community to improve portions of the Mooloolah River.

Environmentally friendly products

Readymix is developing a green concrete product called Ecomax. This new concrete mix uses recycled materials including manufactured sand (a quarry by-product), flyash and slag cement (recycled materials used as a cement substitute). Thanks to these recycled materials, less energy is required to produce the end product, resulting in reduced greenhouse gas emissions over the product's lifecycle compared with standard concrete.

Rinker Materials continues to be a major supplier of pervious concrete, which is typically used for surfacing driveways and parking areas. The concrete's porous structure allows rain water to pass directly through the pavement and into the ground, reducing problems with stormwater runoff.

We also continued to manufacture our underground pre-cast products that remove oil and sediment from stormwater, sold as Stormceptor™ in the US and Humeceptor™ in Australia.



Rinker

Our dedication to Zero4Life™ means Rinker people and visitors must wear proper safety clothes and equipment at our operations.

Financial review

Financial performance

TRADING REVENUE FOR THE YEAR ended 31 March 2007 increased 4 per cent to US$5,337 million. Earnings before interest and tax rose 6 per cent to US$1,217.9 million. Net profit after tax increased 6 per cent to US$782.4 million. Net profit after tax was improved in part due to a one time reduction of tax expense of US$15.7 million due to a recent amendment to Australian tax law.

On 27 October 2006 CEMEX Australia Pty Ltd, an indirect wholly-owned subsidiary of CEMEX S.A.B. de C.V. (CEMEX), announced its intention to make a cash takeover offer for Rinker Group Limited at US$13.00 per share. On 10 April 2007 CEMEX agreed to lift its cash takeover offer to US15.85 per share. Rinker directors concluded unanimously that it is in the best interests of shareholders to recommend – in the absence of a superior proposal – that shareholders accept the increased CEMEX offer. For the year ended 31 March 2007, Rinker incurred US$11.1 million, net of tax, in costs related to this offer.

At Rinker Materials, earnings before interest and tax was up eight per cent, driven largely by improvement in the base business during the year, with a small contribution from bolt-on acquisitions and investments in expanded capacity. Rinker Materials' results for the year ended 31 March 2006 include a gain pre tax of US$30.5 million following the April, 2005 sale of the Buffalo Road quarry in Las Vegas.

At Readymix, earnings before interest and tax was up one per cent as strong markets, especially in Western Australia and Queensland, were offset by a weaker New South Wales market. A pre tax gain of A$26.4 million on the sale of Readymix's interest in the Emoleum business in the year ended 31 March 2006 was roughly offset by a pre tax gain of A$28.2 million on the sale of a surplus site in the year ended 31 March 2007.

Cash flow

Cash from operating activities was US$990.7 million, up from US$942.4 million in the prior year. Total purchases of property, plant and equipment were US$382.9 million and operating capital expenditure – included within purchases of property, plant and equipment – was US$208.6 million.

Rinker continues to be a strong cash generator. Free cash flow[1] (defined as net cash from operating activities less operating capital expenditures, interest paid and purchases of shares held in trust) was US$701.3 million, up 3 per cent from the prior year, driven by increased profit. This represents the cash available for investment in growth (acquisitions and greenfields expansion), dividends, capital returns, or share buybacks. Cash was used during the year to fund purchases of businesses of US$97.2 million.

Shares and dividends

The strength of Rinker's balance sheet has allowed the group to pursue acquisitions, to implement an on-market share buyback, and to return capital to the shareholders. During the year ended 31 March 2007, 15.1 million shares were bought back for US$155.4 million and a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR), or US$347.3 million, was paid to shareholders. In addition, the company paid a special dividend to shareholders of 40 A$ cents per ordinary share (A$2.00 per ADR), or US$278.8 million.

The final dividend was increased 4 per cent to 25 cents and was 50 per cent franked. The interim dividend was 16 cents per ordinary share and was 60 per cent franked. Total dividends declared in respect of the 2007 financial year were 41 Australian cents per ordinary share.

The unfranked portion of the final dividend will be paid from Rinker's conduit foreign income amount, thereby eliminating Australian withholding tax for non-resident shareholders.

Balance sheet

Due to the above capital transactions, net debt increased to US$915.8 million from US$361.5 million. Total debt increased US$451.1 million to US$1,101.7 million. Approximately 99 per cent of debt is denominated in United States dollars. Net debt is net of cash of US$185.9 million, most of which is denominated in Australian dollars. Increases in net debt were necessary to fund the buyback, capital return, and special dividend.

EBIT interest cover moved from 77.5 times to 31.7 times.

As a result of the above capital management transactions and the increase in net debt, net debt to EBITDA increased from 0.27 times to 0.64 times. Gearing – net debt to net debt plus equity – also increased from 11.9 per cent to 26.7 per cent.

Profitability

US$ millions	Trading Revenue			Profit before tax		
Year ended 31 March	**2007**	2006	2005	**2007**	2006	2005
Rinker Materials	**4,139.6**	4,029.3	3,318.8	**1,057.8**	979.0	639.6
Readymix (US$)	**1,197.7**	1,079.1	990.9	**185.6**	179.1	146.9
Corporate costs	**–**	–	–	**(25.5)**	(12.5)	(11.4)
	5,337.3	5,108.4	4,309.7	**1,217.9**	1,145.6	775.1
Net finance	**–**	–	–	**(41.4)**	(20.1)	(32.0)
Group total	**5,337.3**	5,108.4	4,309.7	**1,176.5**	1,125.5	743.1

Net debt to EBITDA
Year end 31 March


times
2.0
1.5
1.0
0.5
0
02 03 04 05 06 07

Gearing/leverage (net debt/net debt+equity)
Year end 31 March


%
40
30
20
10
0
03 04 05 06 07

Cash from operating activities
Year end 31 March


US$m
1,000
800
600
400
200
0
02 03 04 05 06 07

Capital expenditure
Year end 31 March


Development
Operating
US$m
1,000
400
0
02 03 04 05 06 07

Data for the years ended March 31, 2004 and prior years is pro forma.

Rinker's long-term credit ratings remained at A3 from Moody's Investors Services and A- from Fitch. In the prior year S&P's rating was BBB+. The rating was reduced to BBB in the current year following the board's recommendation to shareholders of the CEMEX cash takeover offer due to CEMEX's lower credit rating.

Financial risk management
Rinker has a program to manage risks associated with interest rate movements. As at the year just ended, the proportion of the Rinker group's gross interest rate exposure that was subject to fixed interest rates was 44 per cent.

Generally, Rinker does not engage in any foreign exchange transactions and therefore has no requirement, within the foreseeable future, to hedge foreign exchange movements.

The board has approved principles and policies to manage financial risks that provide the basis for Rinker's financial risk management policy.

Reporting currency
The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies, since each subsidiary generates virtually all revenue and incurs all costs in that local currency.

Rinker Materials' earnings in US$ represent around 80 per cent of the total Rinker group results. Consequently, the directors believe US$ reporting represents the best measure of Rinker's overall performance. Rinker's financial results are therefore presented in US$ only, as this is the presentation currency selected under A-IFRS.

The only significant impact of US$/A$ foreign exchange movements is one of accounting translation – for financial reporting purposes.

The average A$/US$ exchange rate moved from A$1.00/US$0.75 in the prior year to A$1.00/ US$0.78 in the year ended 31 March 2007.

Cash flow

Millions of dollars Year ended 31 March	**US$ 2007**	US$ 2006	US$ 2005	US$ 2004[1]	US$ 2003[1]
Earnings before finance and income tax expense	**1,217.9**	1,145.6	775.1	551.1	441.9
Depreciation and amortisation	**223.1**	208.9	195.0	177.7	163.5
Net income tax (paid) refunded	**(396.0)**	(360.8)	(231.1)	(117.7)	(99.6)
Change in working capital	**(33.2)**	(74.4)	(86.9)	(18.0)	21.9
(Profit) loss on asset sales	**(36.2)**	(58.9)	3.2	10.1	(20.8)
Interest received	**16.1**	22.4	20.8	12.6	2.0
Other	**(1.0)**	59.6	2.7	44.8	5.4
Net cash from operating activities	**990.7**	942.4	678.8	660.6	514.3
Operating capital expenditure	**(208.6)**	(197.9)	(193.3)	(166.4)	(79.3)
Interest paid	**(54.1)**	(43.2)	(49.2)	(53.0)	(51.0)
Payments for shares held in trust	**(26.7)**	(22.7)	(19.4)	–	–
Free cash flow	**701.3**	678.6	416.9	441.2	384.0

1 A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.

1 Details on the calculation of free cash flow are included in the adjoining table.

Board of Directors



David Clarke DipEng
Chief executive, non-independent, executive director
Joined the Rinker board on 3 February 2003. Prior to Rinker's demerger from CSR Limited, David had been an executive director of CSR since 1996. He has been chief executive of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David's entire career has been in the heavy building materials industry, working extensively in the US, Australia and South East Asia. Resides in Florida, USA.

He held no other listed company directorships during the past three financial years.As provided under the ASX listing rules, David was elected as a director at the 2003 annual general meeting.



John Morschel DipQS FAIM
Chairman, independent, non-executive director
Joined the Rinker board and was elected chairman on 3 February 2003. Prior to Rinker's demerger from CSR Limited, John had been a member of the CSR board since 1996 and chairman since 2001. John is a director of ANZ Banking Group Limited, Singapore Telecommunications Limited and Tenix Pty Limited. A former managing director of Lend Lease Corporation Limited, he has had particular experience in the building and construction and finance industries. John is chairman of Rinker's nominations committee and a member of the safety, health & environment committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- ANZ Banking Group Limited from October 2004 (current).
- Rio Tinto Limited from November 1998 to April 2005.
- Rio Tinto plc from November 1998 to April 2005.
- Singapore Telecommunications Limited from September 2001 (current).

John was last elected at the 2004 annual general meeting.



Marshall Criser JD
Deputy chairman, independent, non-executive director.
Joined the Rinker board on 12 April 2003. Prior to the demerger of Rinker from CSR Limited, Marshall had been a director and a chairman of Rinker Materials since 1993. Marshall, a lawyer, is a director of Flagler System, Inc. He is a former chairman of the Florida Council of 100, the State Board of Regents, Scripps Florida Funding Corp and a former president of the Florida Bar. Marshall is a former president of the University of Florida and a former chairman of the university's board of trustees. Marshall is chairman of Rinker's audit committee, and is a member of the compensation & human resources committee and the nominations committee. Resides in Florida, USA.

He held no other listed company directorships during the past three financial years.

Marshall was last elected at the 2005 annual general meeting



John Arthur LLB
Independent, non-executive director
Joined the Rinker board on 3 February 2003. Prior to Rinker's demerger from CSR Limited, John had been a member of the CSR board since 2001. John's background is in commercial law, with extensive experience in property development and construction, information technology, e-commerce and the financial sector. John is chief executive of the integrated real estate group Investa Property Group. John is a former partner of the law firms Gilbert + Tobin and Freehills and general counsel at the Lend Lease Group. He is a former director of EDS Australia Pty Limited. John is chairman of Rinker's safety, health & environment committee and is a member of the compensation & human resources committee and the nominations committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- Investa Property Group from July 2001 (current).

John was last elected at the 2005 annual general meeting.



John Ingram FCPA
Independent, non-executive director
Joined the Rinker board on 1 October 2003. John is chairman of Wattyl Limited and Nick Scali Limited. He is also a director of United Group Limited and Savings Australia Pty Limited (Superannuation Trust of Australia). John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited. John is chairman of Rinker's compensation & human resources committee and is a member of the audit committee and the nominations committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- Nick Scali Limited from May 2004 (current).
- United Group Limited from April 2003 (current).
- Wattyl Limited from December 2001 (current).

John was last elected at the 2004 annual general meeting.



Walter Revell BS
Independent, non-executive director
Joined the Rinker board on 12 April 2003. Prior to the demerger from CSR Limited, Walter had been a director of Rinker Materials since 2000. He is a former secretary of transportation for the State of Florida and former chairman of the Florida Chamber of Commerce, the Florida 2020 Energy Commission and the Greater Miami Foreign Trade Zone. Walter is a director of The St. Joe Company, Calpine Corporation, International Finance Bank, NCL Corporation Limited and Edd Helms Group, Inc. He is a member of the audit committee, the safety, health & environment committee and the nominations committee. Resides in Florida, USA.

Listed company directorships held during the past three financial years:

- Calpine Corporation from September 2005 (current).
- Edd Helms Group, Inc. from April 2002 (current).
- The St. Joe Company from May 1994 (current).

Walter was last elected at the 2006 annual general meeting.



Jack Thompson PhD (honorary) BS
Independent, non-executive director
Was appointed to the Rinker board on 29 May 2006. Jack worked for Homestake Mining Company for 21 years, where he held positions including president (1994 to 1999), chief executive officer (1996 to 2001) and chairman (1998 to 2001). From December 2001 to April 2005 he was the vice chairman of Barrick Gold Corporation. Since February 2002, he has been an independent mining consultant. Jack is a director of Century Aluminium Company and Tidewater Inc. In addition he serves on the advisory board for Resource Capital Fund III, a mining investment fund and on the University of Arizona College of Engineering Industrial Advisory Committee. Jack is a member of the safety, health & environment committee, the compensation & human resources committee and the nominations committee. Resides in California, USA.

Listed company directorships held during the past three financial years:

- Barrick Gold Corporation (2001 – 2005)
- Century Aluminium Company from March 2005 (current)
- Phelps Dodge Corporation (2003 – 2007)
- Stillwater Mining Company (2003 – 2006)
- Tidewater Inc. from March 2005 (current).

Jack was last elected at the 2006 annual general meeting.

Company secretary

Peter Abraham
BEc LLB FCPA FCIS age 53
Joined Rinker as general counsel and company secretary in February 2003 at the time of its demerger from CSR Limited. Prior to then, Peter had been company secretary of CSR since 1994, combined with roles as legal counsel and executive assistant to the managing director. In 1995 he qualified as a chartered secretary and became a fellow of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. He is also a fellow of CPA Australia and a member of the ASX Corporate Governance Council's Implementation Review Group.

Senior executives

Rinker
Peter Abraham BEc LLB FCPA FCIS age 53
general counsel and company secretary

David Berger BS MBA age 44
vice president strategy and development

Tom Burmeister BSBA age 63
chief financial officer

David Clarke age 63
chief executive

Ira Fialkow BBA CPA age 48
vice president shared services

Debra Stirling BA age 48
vice president corporate affairs and investor relations

Rinker Materials
Duncan Gage BS age 58
chief operating officer, construction materials east

Karl Watson Jr BS MBA age 43
president Rinker Materials west

Sharon DeHayes AB MS age 54
president, Florida Materials and gypsum supply

Mike Egan BS, MBA, JD age 44
vice president and general counsel

Readymix
Peter James Dip Ed, Dip Acc age 60
chief executive Readymix
(effective 9 November 2006)

Corporate governance statement

Note: This corporate governance statement reflects policies and practices which were in effect up to the date of this report, being 19 June 2007. Following acceptances received by CEMEX Australia Pty Ltd (CEMEX) under its off-market takeover offer for Rinker, Rinker is now a subsidiary of CEMEX. Immediately after this report is issued, and at the request of CEMEX, each of the directors currently in office will resign and nominees of CEMEX will be appointed in their place. As a consequence, there may be significant changes to Rinker's corporate governance policies and practices.

A well-established corporate governance structure

Rinker has an entrenched, highly developed governance culture based on strong ethical values and a commitment to openness and transparency.

First listed on the Australian Securities Exchange (ASX) on 31 March 2003, following its demerger from CSR Limited (CSR), Rinker commenced with well-established corporate governance practices developed over many years at CSR.

Rinker has further extended and refined its corporate governance practices to reflect its circumstances (including, in particular, its strong presence in the US and its listing on the New York Stock Exchange (NYSE)).

Documents that are italicised and underlined in this statement (for example *Board Charter*) are available on Rinker's internet site www.rinker.com, under the heading 'Corporate governance'.

ASX principles and recommendations

The ASX Corporate Governance Council has published *Principles of Good Corporate Governance and Best Practice Recommendations* (ASX Principles and Recommendations). One of the features of the ASX Principles and Recommendations is an "if not, why not" disclosure obligation in relation to practices that differ from the ASX recommendations.

That disclosure obligation is not triggered in Rinker's case as its corporate governance practices accord with all of the ASX recommendations. A table cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement appears on Rinker's internet site, www.rinker.com under the heading 'Corporate governance'.

1. Rinker's board

1.1 Accountability and approach to governance

Rinker's board is accountable to shareholders for the activities and performance of the Rinker group.

The board's key responsibility is to oversee the building of sustainable value for shareholders within an appropriate risk framework, having regard to the interests of other stakeholders.

To fulfil that responsibility, the board strives to ensure that a strong performance culture continues to be driven throughout the Rinker group, within a structure of governance and ethical values that warrant the trust, respect and confidence of shareholders, employees, customers, suppliers, regulators and the communities within which Rinker group companies operate.

1.2 The board's duties

The board has identified key duties that it has reserved for itself and will not delegate to management. These duties, many of which are carried out with the assistance of the board's committees, are set out in Rinker's *Board Charter*. The duties include:

- Promote and oversee the maintenance of Rinker's high integrity and high performance culture.
- Review and confirm the strategic direction of the Rinker group.
- Approve business plans, budgets and financial policies.
- Consider management recommendations on key issues, including proposed acquisitions, divestments and significant capital expenditure.
- Fulfil its responsibilities in relation to safety, occupational health and environmental matters arising out of Rinker group activities and the impact of those activities on employees, contractors, customers, visitors and the communities and environments within which Rinker group companies operate.
- Oversee proper processes and controls to maintain the integrity of accounting and financial records and reporting.
- Reward executives fairly and responsibly, having regard to the interests of shareholders, Rinker's performance, the performance of those executives and employment market conditions.
- Determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders.
- Oversee corporate governance practices that represent best practice in Rinker's particular circumstances from time to time.
- Oversee capital management and financing strategies.
- Oversee appropriate and effective risk management policies and strategies.
- Determine the scope of authority (and limits on that authority) delegated to the chief executive.
- Strive to ensure that the board comprises strongly performing individuals of the utmost integrity with complementary skills, experience, qualifications and personal characteristics that are highly suited to Rinker's present and expected needs, with regular performance reviews supporting this objective.
- Appoint, evaluate, reward and determine the duration of appointment of the chief executive and approve the appointments and remuneration (sometimes referred to in this report as "compensation") of those reporting to the chief executive, including the chief financial officer and the company secretary.

1.3 Powers delegated to Rinker's management

The board has delegated to the chief executive the authority and powers necessary to implement the strategies approved by the board and to manage the business affairs of the Rinker group within the policies and limits to delegation specified by the board from time to time. The chief executive may further delegate within those specific policies and delegation limits, but remains accountable for all authority delegated to executive management.

1.4 Rinker's chairman and deputy chairman
The chairman is appointed by the board and must be an independent, non-executive director.

The role of the chairman includes:

- Leading the board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favour, leading to objective, robust analysis and debate.
- Representing the views of the board to shareholders and the public.
- Conducting meetings of shareholders in an open, democratic manner and providing a reasonable opportunity for shareholders (as a whole) to express their views and to ask questions of the board, management and the external auditors.
- Ensuring that new directors are properly briefed on the terms of their appointment and their rights, duties and responsibilities.
- Setting an example of the culture and values for which Rinker stands.

If appropriate, the board may also appoint a deputy chairman to assist the chairman from time to time and to act as chairman in his absence. In Rinker's current circumstances, the board has determined it appropriate that Marshall Criser, a US-based director, perform that role.

1.5 The composition of Rinker's board
Rinker's Constitution provides for a minimum of five and a maximum of 10 non-executive directors. The board has determined that, currently, the appropriate number of non-executive directors is six. All six non-executive directors have been determined by the board to be independent.

The constitution also provides for a maximum of three executive directors. In Rinker's current circumstances, the board has determined it appropriate that the chief executive be the only executive director on the board.

The *Board Charter* specifies that the majority of Rinker's directors must be independent (see criteria below). Under *Rinker's Constitution*, non-executive directors must always comprise a majority of the board.

With assistance from the nominations committee, the board strives to ensure that it comprises strongly performing individuals of the utmost integrity whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker's present and expected needs. Specific duties have been assigned to the nominations committee (as set out in the *Nominations Committee Charter*) to support that objective. Membership of the nominations committee (all members are independent, non-executive directors) and attendance at its meetings is set out on page 30.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are on pages 26 and 27.

1.5.1 Assessing the independence of directors
The board's policy on assessing independence is based on criteria established in Australia and the US, including that established by the:

- ASX Corporate Governance Council.
- Australian Investment and Financial Services Association (the IFSA Blue Book).
- US Sarbanes-Oxley Act of 2002 and Securities Exchange Commission (SEC) rules.
- Corporate Governance Rules of the NYSE.

The board's overarching test for independence, as set out in the Rinker *Board Charter*, is whether a director is:

"Independent of management and free from any business or other relationship that could materially interfere with (or could reasonably be perceived to materially interfere with) the exercise of their unfettered and independent judgment."

In determining whether this test is satisfied, the board applies the criteria set out (in section 1.5.2) below to determine whether there are any indicators of matters that may impair a director's unfettered and independent judgment.

The board may determine that a director is independent even though one or more of the threshold criteria below are not met, in which case the board will publicly disclose its reasons for making that determination.

Similarly, the board recognises that in certain circumstances it is possible that a director may not be independent, even if the criteria are met.

In considering independence, the board will distinguish between:

- a relationship that may, on isolated occasions, potentially give rise to a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the board's conflict of interest procedures); and
- a relationship that may potentially affect a director's underlying objectivity or independence of mind.

The board tests the independence of directors at least annually. In addition, each director is required to promptly provide the board with any new information that may be relevant to that director's independence. The board will promptly consider any such information and then re-assess its determination of that director's independence.

The board will disclose, in each annual report, its determination of whether or not each director is independent. The board recently determined that each of its non-executive directors is, in fact, independent and that all of the criteria set out below have been met.

1.5.2 Criteria for assessing independence
Rinker has established the following criteria as a key part of the process for assessing the independence of its directors:

- The director is not a member of Rinker group management.
- The director is not a substantial shareholder (as defined in section 9 of the Corporations Act 2001) of Rinker or an officer of (or otherwise associated directly with) a substantial shareholder of Rinker.
- Within the past three years neither the director, nor an immediate family member (as defined in the *Board Charter*), has been employed in an executive capacity by any company in the Rinker group or has been a director after ceasing to hold such employment.
- Within the past three years, neither the director, nor an immediate family member, has been a principal of an auditor or of any material professional adviser or consultant to any company in the Rinker group or has been an employee materially associated with any such service provided.
- Within the past three years, neither the director, nor an immediate family member, has been employed by an entity that had an executive officer of a company in the Rinker group on its compensation committee.
- The director does not hold cross-directorships or have other significant links with fellow directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director's unfettered and independent judgment.
- Neither the director, nor an immediate family member, is a material supplier or customer of the Rinker group, nor are they an officer of, or otherwise associated directly or indirectly with, a material supplier or customer. In this context the supplier or customer shall be deemed to be "material" if payments to or from that customer or supplier exceed two per cent of the consolidated gross revenue of either the Rinker group or of that customer or supplier.
- The director has no material contractual relationship with a company in the Rinker group other than as a director, nor does the director receive additional compensation from any such company, apart from approved director and committee fees.
- The director has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Rinker group.
- The director satisfies the independence criteria specified from time to time by the NYSE.

Critically, in addition to the above criteria, the board is required to determine whether the director is independent in character and judgment.

Directors who currently sit on Rinker's audit committee satisfy the additional independence criteria specified under the US *Sarbanes-Oxley Act of 2002*.

1.5.3 Materiality of relationships
The board, in part, determines whether a relationship with a professional adviser or consultant is material by assessing whether payment for the services provided is five per cent or more of the expenditure by the Rinker group on professional or consulting services or is five per cent or more of the revenue of the relevant professional adviser or consultant.

Because there are inherent weaknesses in mechanically applying quantitative criteria, the board will always strive to determine the true substance of any relationship that may call a director's independence into question. Qualitative aspects of materiality will be closely considered, including the strategic significance and underlying nature of the relationship.

While Rinker will automatically disclose relationships if the quantitative threshold is exceeded, a relationship will not be regarded as immaterial simply because it involves payments that fall below that quantitative threshold.

1.6 Appointment, election and re-election of Rinker directors
The board's nominations committee has specific duties (set out in its charter) to assist the board in assessing the skills required by the board from time to time and in identifying candidates for potential appointment to the board.

When it is appropriate to appoint a new director and a suitable candidate has been found, the chairman ensures that prior to appointment, the candidate understands, and agrees to, the board's expectations of that candidate including, in particular, the time commitment and nature and quality of the contribution required. A formal letter of appointment is provided to the proposed director which includes (among other matters) the terms and conditions of appointment, the Board Charter and the charters of each committee, Rinker's Constitution, details of future board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

In accordance with ASX Listing Rules, the Corporations Act 2001 and Rinker's Constitution, non-executive directors are subject to re-election by rotation at least every three years and new directors appointed by the board are required to seek election at the first general meeting of shareholders following their appointment. Non-executive directors are required to agree not to seek re-election after serving three three-year terms. However, the board may specifically request a director to remain, to enable the board to accommodate unforeseen and unusual circumstances that may exist at the time that director would otherwise leave the board.

Before each general meeting the nominations committee is required to make recommendations to the board regarding the board's support for the re-nomination of each non-executive director who will retire at that meeting. Notices of the meetings at which directors are standing for election or re-election will provide details of the relevant directors' skills, experience and qualifications, the board's assessment of their independence, other directorships they hold, or have held, their time in office and a statement as to whether the board recommends the individual's election or re-election. Each director standing for election or re-election will be invited to briefly introduce themselves to shareholders at the general meeting.

Rinker's Constitution provides that executive directors' offices automatically become vacant when they cease employment with Rinker, unless the board determines (prior to that cessation of employment) that the director will remain in office as a director for a specified period that may not exceed 12 months.

1.7 Rinker's board meetings
The board meets as often as the directors determine is necessary to fulfil their responsibilities and duties. Details of board and committee meetings held during Rinker's most recent financial year and each director's attendance at those meetings is set out in the table below. Because of the international nature of the Rinker group's operations, Rinker's directors are required to travel substantially. The dates and locations of scheduled meetings are generally agreed at least a year in advance. However the board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings. During the year a significant number of additional meetings were held as a consequence of the takeover bid for the company launched by CEMEX S.A.B. de C.V.

The board aims to strike an appropriate mix between meetings held in Australia, meetings held in the US and meetings conducted by video-conference or other electronic means.

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider those papers before the meeting.

The board reviews the overall content of its meeting agendas and of board and committee papers at least annually as part of the board's process for reviewing its performance (this must also be done at any other time on the request of any director). The company secretary prepares a draft agenda for each meeting, which is finalised by the chairman in consultation with the chief executive. In addition, any director may require a matter to be placed on the board's agenda.

Directors' attendance at board and committee meetings

Year ended 31 March 2007	Board		Audit committee		Safety, health & environment committee		Compensation & human resources committee		Nominations committee	
Name	A	B	A	B	A	B	A	B	A	B
John Arthur	21	21			4	4	6	6	1	1
David Clarke[1]	21	21								
Marshall Criser	21	21	5	5			6	6	1	1
John Ingram	21	21	5	5			6	6	1	1
John Morschel	21	21			4	4			1	1
Walter Revell	21	21	5	5	4	4			1	1
Jack Thompson[2]	18[3]	19			3	3	4	4	1	1

Legend:
Current member
Current chairman

A denotes number of meetings attended during the period the director was a member of the board and/or committee
B denotes number of meetings held during the period the director was a member of the board and/or committee
1 As an executive director, Mr Clarke is not a member of any committee.
2 Jack Thompson was appointed to the board on 29 May 2006. On 1 August 2006, he was appointed to the Safety, Health & Environment Committee and the Compensation & Human Resources Committee.
3 Meeting not attended by Mr Thompson was unscheduled and called at short notice.

Independent, non-executive directors meet on a regular basis, without any executive director or other member of management present. The chairman presides over these meetings. Interested persons may raise issues with the chairman for consideration by non-executive directors. Contact details are available on Rinker's internet site.

Whenever necessary to ensure that discussion on sensitive matters may be conducted openly and forthrightly, the chairman will request executive directors and other members of management who may be present to temporarily leave a board meeting. If necessary, the chairman will call a separate formal meeting of non-executive directors.

Subject to any need for the directors to meet in private, the company secretary and, at the chairman's invitation, the chief financial officer, attend all board meetings.

Senior managers who report to the chief executive are expected to make personal presentations to the board regularly – including at the board's annual budget and strategy meeting with management and on other appropriate occasions – to provide an in-depth review of the performance and issues of the businesses for which they are responsible. Other managers are invited to attend such sessions when appropriate.

Directors are expected to participate actively at board meetings and to bring independent judgment to bear. Constructive differences of opinion and robust debate are fundamental to the effective operation of the board. Any director may request matters of concern to be recorded in board minutes.

In accordance with the board's *Policy for Obtaining Independent Professional Advice*, the board, each board committee, and each director have the right to obtain independent professional advice at Rinker's expense to assist them to carry out their duties. For a director, the prior approval of the chairman is required, but may not be unreasonably withheld. If such consent is withheld, the board must be promptly informed and the director may then seek board approval to obtain such advice. The right was neither exercised nor sought to be exercised during the year.

1.8 Rinker's board committees

The board has established the following committees to advise and support the board in carrying out its duties:

- Audit committee (see *charter*).
- Safety, health & environment committee (see *charter*).
- Compensation & human resources committee (see *charter*).
- Nominations committee (see *charter*).

Each committee has a written charter which addresses the committee's composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee's charter.

The composition of each committee and the attendance of their members at meetings is set out in the table on page 30.

1.9 Induction, access to information and continuing education for directors

Upon joining the board, and in addition to their letter of appointment, new directors are provided with a comprehensive information pack and special briefings from management. At the earliest practical opportunity, they take part in visits to key operations in the US and Australia to assist them to rapidly understand the Rinker group's businesses, strategies, people, culture, policies and other key issues.

With the consent of the chairman, which may not be unreasonably withheld, directors may attend (at Rinker's expense) briefings, lectures or courses that they believe will assist in further developing their knowledge and understanding of their duties and responsibilities as directors or of issues clearly pertinent to the Rinker group's businesses.

To assist directors to maintain their understanding of the group's businesses and to assess the people running them, senior managers brief the board regularly in person. Site visits and briefings are organised as frequently as practical. Subject to safety requirements, directors have unrestricted access to employees during such visits. External professionals and consultants also brief the board when appropriate.

All directors have direct access to the company secretary and general counsel, for guidance on corporate governance issues and developments and to provide assistance on all other matters reasonably requested by directors. The company secretary and general counsel monitors compliance with the *Board Charter* and other policies and procedures and is accountable to the board, through the chairman, on all corporate governance matters.

Directors have unrestricted access to Rinker's records and information. If the board or an individual director seeks information, the chief executive is required to take all reasonable steps to ensure that no material information is withheld and that no misleading impressions are conveyed.

Comprehensive performance reports are provided to directors monthly, regardless of whether a board meeting is scheduled for that month.

1.10 Performance reviews of the board

Through its nominations committee, and using the services of an independent third party, the board annually formally reviews the performance of the board, its committees, and of each non-executive director. Due to the intense workload arising from the CEMEX takeover bid launched in October 2006 and which remained hostile until April 2007, this year's review has been deferred until later in the year.

The review process is initiated by way of a questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, believes it would be beneficial to do so.

Matters canvassed in Rinker's performance reviews include:

- The effectiveness of the board and each committee in meeting the requirements of their charters, as well as any amendments that should be made to those charters.
- The contribution, effort and time commitment made by individual directors, both at board meetings and in their other responsibilities.
- The effectiveness of the chairman in leading the board.
- The quality of debate and discussion at board meetings.
- The quality of the relationship between non-executive directors and management.
- The quality and timeliness of board agendas, board papers and secretarial support services.
- The suitability of the blend of skills, experience, qualifications and personal characteristics represented on the board and identification of any current or potential gaps.
- Any other significant matters that arose during the process.

Through the compensation & human resources committee, the performance of the chief executive (and other executive directors, if any) is separately and formally reviewed each year. The review evaluates performance against pre-set financial and non-financial goals.

1.11 Safeguards against conflicts of interest
Rinker's directors are required to take all reasonable steps to avoid any action, position or interest that conflicts with an interest of the Rinker group, or could reasonably be perceived to represent a conflict. This is one of the elements of Rinker's *Code of Business Ethics* – a code that applies to all directors, management and other employees.

If directors have a material personal interest in any matter that concerns the affairs of the Rinker group, they must give the other directors immediate notice of such interest. Such notice is to be provided in writing (although the director may first advise the matter personally) to the company secretary, who shall ensure it is brought to the attention of other directors.

If a potential conflict of interest arises, the director concerned does not receive the relevant board papers and is required to withdraw from the board meeting while the matter is considered.

The director must not endeavour, in any other manner, to influence the board's consideration of the matter.

If a significant conflict of interest arises that is not capable of being completely quarantined by the above procedure, and which has the potential to affect a director's underlying objectivity or independence of mind, the chairman, after consultation with the director, may request the director to resign.

1.12 Shareholding requirements for directors
Rinker's Constitution requires each director to hold a minimum of 2,000 Rinker ordinary shares (or the equivalent in Rinker ADRs) in their own name.

In addition, the board's policy is that each non-executive director be encouraged to acquire Rinker shares or ADRs, with a value equivalent to not less than one year's base director's fees, within a reasonable time of joining the board, and that such Rinker shares or ADRs continue to be held while remaining on the board.

The board's policy also encourages the chief executive to acquire Rinker shares or ADRs, with a value equivalent to five years' of the chief executive's base remuneration, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as chief executive.

Details of directors' shareholdings are set out in the table below.

1.13 Restrictions on share dealings by directors and employees
Directors and employees are subject to Australian and US legal restrictions on buying or selling Rinker securities while in possession of price sensitive information that has not been disclosed to the market (known as insider trading).

Rinker has adopted a *Policy on Dealings in Shares by Rinker Directors and Employees* that places additional restrictions on the ability of directors and employees to buy or sell Rinker's shares, designed to minimise the risk of actual or perceived insider trading.

In accordance with ASX Listing Rules, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director. This notification is also filed publicly by Rinker with the US SEC (on Form 6-K). To enable Rinker to fulfil this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2. Rinker's shareholders

2.1 Communication strategy
Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The main methods used to communicate with shareholders include:

- Releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations.
- The extensive use of Rinker's internet site www.rinker.com.
- The annual report.
- The half-yearly results summary published on Rinker's internet site www.rinker.com.
- Rinker's annual general meeting (AGM).
- Email distribution of company releases, reports and other communications.
- Media coverage of significant announcements.

Rinker's communication program includes:

- Posting on Rinker's internet site of all announcements and reports to the market, immediately following release by ASX.
- Mailing annual report to shareholders (unless requested otherwise) and posting it on Rinker's internet site for downloading.
- Email alerts to shareholders (upon request) informing about significant announcements and the availability of reports on Rinker's internet site.
- AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are all webcast live and may also be viewed later on Rinker's internet site.
- Other major briefings, presentations and management speeches are immediately posted on Rinker's internet site.
- Site visits and strategy briefings are provided for investment fund managers and analysts. All new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site.
- My Rinker employee newsletters are posted on Rinker's internet site.

Shareholder questions about Rinker:

- Shareholders can raise questions by contacting Rinker by telephone, facsimile, email or post.
- Contact details are provided on Rinker's internet site and the outside back cover of this concise annual report.

Shareholder participation at Rinker's AGMs:

- Shareholders are encouraged to attend Rinker's AGM each year, to ask questions and to exercise their voting right.
- At Rinker's request, our external auditor has undertaken to attend each Rinker AGM to be available to answer relevant shareholder questions.
- Shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast.
- Addresses by the chairman and the chief executive, together with presentation materials, are released to ASX and the SEC and posted on Rinker's internet site concurrently with the AGM.
- Voting results (including a summary of proxy voting) on matters considered at the AGM are released to ASX and the SEC and posted on Rinker's internet site as soon as they are determined.
- A report on the AGM is provided to shareholders on request and is posted on Rinker's internet site.

Directors' interests in Rinker shares (including Rinker ADRs)

As at 6 June 2007[1]	Relevant interest 2007	Relevant interest 2006
John Arthur	**47,542**	40,964
David Clarke[2]	**1,727,654**	1,503,519
Marshall Criser	**66,780**	52,282
John Ingram	**26,769**	18,401
John Morschel	**68,162**	64,081
Walter Revell	**20,000**	20,000
Jack Thompson	**6,000**	-

1 Each director has stated an intention to accept CEMEX's takeover offer in respect of their own shares, in the absence of a superior proposal.

2 On 27 April 2007, the 500,000 shares granted to Mr Clarke during the year ended 31 March 2005 under the Performance Share Plan qualified under the rules of that plan. In order to fund a tax liability that arose immediately upon the qualification of those shares, 35.2% of those share (175,865 shares) were promptly sold on-market.

2.2 Market disclosure policy

Rinker's ordinary shares are listed on ASX and its ADRs are listed on NYSE. Rinker must comply with disclosure obligations in both Australia and the US.

Rinker's *Market Disclosure Policy*, coupled with its communication strategy referred to above, is designed to put into practice Rinker's commitment to:

- Provide relevant information about the company, its performance and activities to the market in strict compliance with its disclosure obligations under Australian and US law.
- Avoid selectively disclosing price sensitive information.
- Take all reasonable steps to provide all shareholders and other interested parties with equal access to information that is made available to the market.

3. Rinker's ethical culture

Rinker's *Code of Business Ethics* applies to all directors, management and employees within the Rinker group.

The key elements of the code include:

- Acting within the law and in full compliance with Rinker's policies.
- Acting with integrity.
- Acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers.
- Avoiding conflicts of interest.
- Integrity in financial and all other reporting.
- Respecting the value and confidentiality of information.
- A drug-free, safe and healthy working environment.
- Safeguarding company assets and resources.

Over 3,000 middle ranking and senior managers are required to certify in writing annually, their knowledge of, and compliance with, the code. A hotline telephone number is available for confidential reporting of concerns or suspected violations. Anonymous reports may also be made. The code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate *Policy on Dealings in Shares by Rinker Directors and Employees*.

4. Rinker's remuneration

Rinker's board has established a compensation & human resources committee, the main role of which (as set out in its *charter*) is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- Providing sound employment and compensation policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders.
- Fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker's performance, the performance of each executive and employment market conditions.
- Evaluating potential candidates for executive positions, including that of the chief executive, and overseeing executive succession plans.

All members of the committee are independent, non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 30.

The board and the committee recognise that – while remuneration is important in recruiting, retaining and motivating highly talented and effective people – other factors also play a major role. These include Rinker's corporate reputation, its ethical culture and business values, its executive leadership and its other human resources policies.

Rinker has prepared a separate *Remuneration Report*, set out on pages 35 to 45 of this annual report. Among other things, the report:

- Explains the board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.
- Discusses the link between the board's policies and Rinker's performance.
- Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.
- Identifies the companies that Rinker's performance is measured against for the purpose of its long term incentive plan.
- Sets out remuneration details for each director and for each member of Rinker's senior executive management team.

No current or proposed equity-based remuneration within Rinker involves the issue of new shares. All shares for equity plans are purchased on-market and the relevant cost expensed in accordance with accounting standards. The board has noted clarification that ASX Recommendation 9.4, relating to shareholder approval of equity-based executive remuneration plans, is intended to apply only to plans involving the issue of new shares, that is, plans that dilute the holdings of existing shareholders.

5. Integrity of Rinker's financial reporting

The primary responsibility of the audit committee is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- The integrity of Rinker's financial reporting.
- Compliance with legal and regulatory requirements, and with Rinker's *Code of Business Ethics*.
- The external auditor's qualifications and independence.
- The system of risk management and internal controls that management has established and the process of internal and external auditor review of internal control.
- The performance of Rinker's internal audit function and external auditors.

All members of the audit committee are independent, non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 30.

Because Rinker is registered with the SEC, under US law the audit committee is required to be directly responsible for the appointment, compensation, retention and oversight of the external auditor and the pre-approval of all auditing, audit-related and permitted non-audit services performed by the external auditor. Under the Corporations Act 2001 the company in general meeting must approve the removal of external auditors and the appointment of new external auditors, giving rise to a potential inconsistency. Rinker will give effect to the provisions of the *Corporations Act 2001* to the extent of any inconsistency, giving shareholders ultimate authority in such circumstances.

The audit committee annually reviews the qualifications, performance and independence of the external auditor. Further details of the matters taken into account in reviewing performance and assessing independence are set out in the committee's *charter*. Those matters, together with a review of the external auditor's proposed work plan for the coming year and an assessment of the external auditor's ability to conduct an effective, comprehensive and complete audit for an agreed fee, are the key factors in determining whether to appoint the incumbent external auditor for a further year or to seek the appointment of a new external auditor.

The lead and concurring partners of Rinker's external auditor must be rotated at least every five years, followed by a five-year minimum time out period during which those partners may not take part in the Rinker audit. Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year time out period.

Rinker's chief executive and chief financial officer are required to state to the board in writing that Rinker's financial reports present a true and fair view, in all material respects, of Rinker's financial position and performance and are in accordance with relevant accounting standards.

6. Oversight of risk

The board is responsible for the Rinker group's system of internal control and for reviewing its effectiveness in meeting Rinker's objectives, with the goal of achieving a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures.

The board has established a process for identifying, evaluating and managing significant risks faced by Rinker. The process is reviewed annually and operated during the year ended 31 March 2007 and up to and including the date of approval of the 2007 annual report and financial statements.

Rather than having a single risk policy, Rinker has specific policies and processes for addressing the key areas of business risk, financial risk, financial integrity risk and compliance risk. Relevant policies cover areas such as limits of authority, ethics and integrity, compliance with laws and regulations, treasury management, safety, health, environment and human resources.

Rinker's management is responsible to the board for managing, reporting upon and implementing strategies to address those risks. In addition to formal strategic planning sessions, monthly reports to the board identify issues that represent business, financial and compliance risks, and include updated information on key economic indicators. The audit committee reports to the board on financial and financial integrity risks and the group's risk management systems overall. The safety, health & environment committee and the compensation & human resources committee report to the board on risks (mainly business and compliance risks) relating to matters within their charters.

Rinker is subject to economic risks in its markets, including variations in demand across the construction industry economic cycle, the level of government funded construction projects, interest rates, competition, and sources and prices for purchased goods and services. An important part of Rinker's strategy is growth through acquisitions. There is risk that future acquisition opportunities may not be as attractive as past opportunities or may fail to achieve target returns.

Disruptive events such as labour disputes, severe weather, natural disasters, or terrorist activities could affect day-to-day operations. Rinker must also manage risks of breaches of compliance with health, safety, environmental, land use, trade practices and other laws and regulations and contractual obligations.

Rinker has adopted the Committee of Sponsoring Organizations framework (1992 COSO framework) as its risk management and internal control framework. Controls are assessed at both the entity and activity levels.

Assurance functions – including internal auditors and health, safety and environmental auditors – perform reviews of control activities and provide regular written and face-to-face reports to the board, its committees, and to senior management. The board receives and reviews minutes of the meetings of each board committee.

Some risks, such as natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties through insurance coverage, to the extent considered appropriate.

Rinker has established a disclosure committee, drawn from management, which is responsible for reviewing the effectiveness of the group's controls and procedures for the public disclosure of financial and related information. This committee presents the results of its review to executive management, the audit committee and the board.

In the course of approving Rinker's financial statements and notes thereto for the year ended 31 March 2007, the board considered certificates from the chief executive and the chief financial officer stating that, in the opinion of those officers:

- The integrity of Rinker's financial statements and notes thereto was founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the board.
- Rinker's risk management and internal compliance and control systems, to the extent they relate to financial reporting, were operating effectively in all material respects, based on the 1992 COSO framework.

7. NYSE corporate governance rules

Because Rinker's ADRs are listed on the NYSE, Rinker is required to disclose any significant differences between its corporate governance practices and the NYSE corporate governance rules. There are two potentially significant differences:

- Under the NYSE rules, a company's nominations committee is required to develop and recommend to the board a set of corporate governance principles applicable to the corporation. In Rinker's case, the board as a whole has developed and adopted Rinker's corporate governance principles. The board believes that this is appropriate for Rinker, particularly given that six of Rinker's seven directors, including the chairman and deputy chairman, are independent, non-executive directors.
- To provide checks and balances on the potential dilution of shareholders' equity in Rinker resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all equity-compensation plans be approved by shareholders. The NYSE rules define an equity-compensation plan broadly to include plans involving both newly issued shares and shares acquired on-market. All of Rinker's share plans involve shares acquired on-market and, therefore, are non-dilutive to shareholders.
  Full disclosure is made of shares purchased under these plans for senior executives and the costs are expensed and disclosed in accordance with accounting standards.

Rinker has not obtained shareholder approval for its share plans open to employees and directors. However, Rinker's <u>Remuneration Report</u>, which includes details of all share plans, will be put to shareholders for adoption by way of a non-binding resolution at Rinker's annual general meeting on 27 August 2007.

Remuneration report

1. Principles of compensation

Rinker's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, develop and motivate highly skilled executives dedicated to the interests of its shareholders.

The principles underlying Rinker's compensation system include:

- Competitive compensation to attract, retain and motivate talented executives.
- A significant portion of executives' rewards is linked to creating value for shareholders.
- Key management personnel are encouraged to own Rinker shares (see section 3).
- Full legal compliance and disclosure of executive compensation.
- Executives severance payments are limited to contractual arrangements, avoiding unjustified payments in the event of termination for cause (see section 5.2.2 and section 8 footnotes 12 and 14).

The board recognises that although compensation is a major factor in recruiting and retaining highly talented and effective people, other factors play a substantial role, including Rinker's corporate reputation, its ethical culture and business values, its executive leadership, and other human resources policies and practices.

2. Compensation & human resources committee

Rinker's board of directors delegates to the compensation & human resources committee (the committee) authority to assist the board with compensation and other employment issues while fulfilling corporate governance and oversight responsibilities with respect to:

- Providing sound employment and compensation policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders.
- Fairly and responsibly rewarding executives, having regard to the interest of shareholders, Rinker's performance, the performance of executives and employment market conditions.
- Evaluating potential candidates for executive positions, including the role of chief executive, and overseeing executive succession plans.

The committee has the authority and resources to engage external advisors. The "External advisors" table below lists those advisors retained during the year ended 31 March 2007. All advisors were independent and engaged by Rinker solely on the basis of their competency in the relevant field. The committee did not separately retain any advisors during the year. All relevant information from these advisors has been provided to the committee.

The committee comprises independent, non-executive directors John Ingram (chairman), John Arthur, Marshall Criser and Jack Thompson.

The committee met six times during the year, with all members attending each meeting held while they were a member. The committee's charter is available on Rinker's internet site www.rinker.com.

3. Share ownership

3.1 Share ownership guidelines

The committee believes that share ownership by key management personnel and other executives of the company aligns their financial interests with those of shareholders. In support of this view, share ownership guidelines were established in November 2003. These guidelines, which are based on a multiple of fees or salary, were reviewed by the board during the year ended 31 March 2007 and increased as follows:

Position	Original share ownership guideline
Chief executive	**300 per cent of base salary**
Senior executives	**200 per cent of base salary**

Position	Current share ownership guideline
Chief executive	**500 per cent of base salary**
Senior executives	**300 per cent of base salary**

As part of this review, the committee also approved a share retention policy that requires executives who are not in compliance with the increased share ownership guideline levels to retain at least 25 per cent of all qualified shares from the Performance Share Plan (PSP) grants. Senior executives are expected to make reasonable progress toward reaching the target share ownership guidelines with the objective of meeting the original guidelines by March 2008 and increasing their ownership to the new guideline levels by March 2011.

The share ownership guideline for non-executive directors is currently set at 100 per cent of base fees. This guideline will be reviewed during the year ended 31 March 2008.

External advisors

Advisor	Services provided
Compensation Strategies, Inc.	US executive compensation and benchmarking
Deloitte & Touche[1]	401(k) and pension plan audits
Ernst & Young	Fair value of share-based payment awards
Russell Investment Group	Actuarial assessment of Australian executives' superannuation
Spencer Stuart	Director and executive succession planning
Stern Stewart & Company	Short term incentive plan design

1 Services provided by Deloitte & Touche were approved in advance by the audit committee.

3.2 Shareholdings

Directors' shareholdings

	Nature of holdings[1]	Balance 31 March 2006	Granted subject to performance hurdle	Net changes other[2]	Balance 31 March 2007[3]
John Arthur independent, non-executive director	Ordinary	17,663	–	–	17,663
	CASP / PSP[4]	–	–	–	–
	ESAP[5]	23,301	–	6,578	29,879
	US Deferral Plan[6]	–	–	–	–
	Total	**40,964**	–	**6,578**	**47,542**
David Clarke chief executive, non-independent, executive director	Ordinary	261,499	–	–	261,499
	CASP / PSP[4]	993,000	400,000	–	1,393,000
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	249,020	–	–	249,020
	Total	**1,503,519**	**400,000**	–	**1,903,519**
Marshall Criser deputy chairman, independent non-executive director	Ordinary	48,500	–	10,000	58,500
	CASP / PSP[4]	–	–	–	–
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	3,782	–	4,498	8,280
	Total	**52,282**	–	**14,498**	**66,780**
John Ingram independent, non-executive director	Ordinary	15,000	–	7,280	22,280
	CASP / PSP[4]	–	–	–	–
	ESAP[5]	3,401	–	1,088	4,489
	US Deferral Plan[6]	–	–	–	–
	Total	**18,401**	–	**8,368**	**26,769**
John Morschel chairman, independent, non-executive director	Ordinary	39,640	–	–	39,640
	CASP / PSP[4]	–	–	–	–
	ESAP[5]	24,441	–	4,081	28,522
	US Deferral Plan[6]	–	–	–	–
	Total	**64,081**	–	**4,081**	**68,162**
Walter Revell independent, non-executive director	Ordinary	20,000	–	–	20,000
	CASP / PSP[4]	–	–	–	–
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	–	–	–	–
	Total	**20,000**	–	–	**20,000**
Jack Thompson independent, non-executive director	Ordinary	–	–	6,000	6,000
	CASP / PSP[4]	–	–	–	–
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	–	–	–	–
	Total	–	–	**6,000**	**6,000**

Senior executives' shareholdings

	Nature of holdings[1]	Balance 31 March 2006	Granted subject to performance hurdle	Net changes other[2]	Balance 31 March 2007
Peter Abraham general counsel and company secretary	Ordinary	130,973	–	–	130,973
	CASP / PSP[4]	107,796	35,000	–	142,796
	ESAP[5]	12,305	–	2,176	14,481
	US Deferral Plan[6]	–	–	–	–
	Total	**251,074**	**35,000**	**2,176**	**288,250**
David Berger vice president strategy and development	Ordinary	36,162	–	–	36,162
	CASP / PSP[4]	231,000	80,000	–	311,000
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	118,251	–	–	118,251
	Total	**385,413**	**80,000**	–	**465,413**
Tom Burmeister chief financial officer	Ordinary	20,000	–	–	20,000
	CASP / PSP[4]	233,000	80,000	–	313,000
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	63,307	–	–	63,307
	Total	**316,307**	**80,000**	–	**396,307**
Sharon DeHayes president, Florida Materials and gypsum supply	Ordinary	21,495	–	–	21,495
	CASP / PSP[4]	230,000	80,000	–	310,000
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	47,348	–	–	47,348
	Total	**298,843**	**80,000**	–	**378,843**
Mike Egan vice president and general counsel, Rinker Materials	Ordinary	1,846	–	21	1,867
	CASP / PSP[4]	126,100	55,000	–	181,100
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	47,832	–	–	47,832
	Total	**175,778**	**55,000**	**21**	**230,799**

Table continues on next page.

4. Executive compensation

4.1 Compensation structure

All compensation received by the chief executive and senior executives is detailed in section 8.

The compensation structure for the chief executive, senior executives and other executives comprises policies and programs for both fixed and variable compensation.

- Fixed compensation is made up of base salary and welfare, retirement and incidental other benefits.
- Variable compensation consists of an annual short term incentive plan and long term incentives that are tied to performance and are at risk, depending upon performance.

The compensation structure is designed to strike an appropriate balance between fixed and variable compensation. In addition to the individual's performance, the committee considers external benchmarking data and Rinker's relative performance against a group of peer companies (based on companies in the construction materials industry). After this review, the committee determines the base salary for the chief executive and senior executives and determines the parameters for variable compensation.

4.2 Fixed compensation

4.2.1 Fixed compensation – base salary

Base salaries are reviewed annually and are determined by reference to appropriate benchmark information, taking into account an individual's responsibilities, performance, qualifications, experience and geographic location.

Rinker's objective is to set base salary at median market levels. For the year ended 31 March 2007, the base salary of Rinker's chief executive was below the 50th percentile of salaries of chief executives of a broad sample of comparable companies. For the senior executives as a group, the base salaries were also below the 50th percentile of their peers in comparable companies.

4.2.2 Fixed compensation – other benefits

Rinker provides the chief executive, senior executives and other executives with other benefits commonly provided at their peer management level at similar companies. These may include life insurance, tax preparation fees, vehicle allowance and club membership fees. Additionally, if applicable, it may include relocation and expatriate related expenses. All such benefits are included in the compensation disclosed for the chief executive and senior executives in section 8 in the table titled "Compensation for key management personnel" under the heading "Non-monetary and other benefits."

3.2 Shareholdings continued

Senior executives' shareholdings continued

	Nature of holdings[1]	Balance 31 March 2006	Granted subject to performance hurdle	Net changes other[2]	Balance 31 March 2007
Ira Flalkow vice president shared services	Ordinary	24,370	–	–	24,370
	CASP / PSP[4]	205,000	80,000	–	285,000
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	86,294	–	–	86,294
	Total	**315,664**	**80,000**	–	**395,664**
Duncan Gage chief operating officer, construction materials east	Ordinary	–	–	–	–
	CASP / PSP[4]	210,000	80,000	–	290,000
	ESAP[5]	–	–	–	–
	US Deferral Plan[6]	40,121	–	–	40,121
	Total	**250,121**	**80,000**	–	**330,121**
Debra Stirling vice president corporate affairs and investor relations	Ordinary	214,127	–	13	214,140
	CASP / PSP[4]	74,531	15,000	–	89,531
	ESAP[5]	57,043	–	18,236	75,279
	US Deferral Plan[6]	–	–	–	–
	Total	**345,701**	**15,000**	**18,249**	**378,950**
Karl Watson, Jr president, Rinker Materials west	Ordinary	13,100	–	31,927	45,027
	CASP / PSP[4]	280,369	80,000	–	360,369
	ESAP[5]	143,768	–	–	143,768
	US Deferral Plan[6]	75,220	–	–	75,220
	Total	**512,457**	**80,000**	**31,927**	**624,384**

As at 31 March 2007 no directors or senior executives had entered into transactions that would limit the economic risk of their holdings in Rinker shares. Effective October 2006, the board formally established the Rinker Group Limited No Hedging Policy. This policy prohibits the hedging of any shares or American Depositary Receipts (ADRs) held by a director or senior executive either personally or in connection with qualified and/ or unqualified Cash Award Share Plan (CASP) or PSP shares. Annually, executives are required to certify that they have not hedged any security interest in CASP, PSP and/or in any Rinker shares or ADRs held.

1 Includes ADRs (if applicable).

2 Includes changes resulting from purchases and sales during the year. This column will also show the qualification or forfeiture of shares held under PSP.

3 Each director has stated an intention to accept CEMEX's takeover offer in respect of their own shares, in the absence of a superior proposal.

4 The CASP shares whose performance period concluded during the year ended 31 March 2007 became 100 per cent qualified based on successfully meeting pre-established performance criteria. As at 31 March 2007, no CASP shares had been withdrawn by senior executives and none of the PSP shares had yet qualified, therefore, they continue to be included under the CASP/PSP balance. The PSP shares granted during the year ended 31 March 2005 are eligible for qualification subsequent to 31 March 2007. The PSP shares granted during the year ended 31 March 2007 were granted on 10 May 2006.

5 Shares purchased by the executive under the Employee Share Acquisition Plan (ESAP).

6 Shares acquired under Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

4.3 Variable compensation

The board believes that well designed and managed short term and long term incentives are important elements of employee compensation, providing tangible incentives for employees to strive to improve Rinker's performance both in the short term and long term for the benefit of shareholders. These plans encourage employees to share in the growth, prosperity and profitability of the company, participating in a common interest with shareholders.

The proportions of total compensation that may be received in variable form differ between Rinker group managers but are consistent with local practices in each country and take into account individuals' responsibilities, performance and experience. All variable compensation is tied to performance. (See section 8 in the table titled "Compensation for key management personnel" for the proportions of variable compensation for the chief executive and senior executives.)

4.3.1 Variable compensation – short term incentive plan

The Short Term Incentive Plan (STI) directly links variable compensation to financial performance. It is an integral part of Rinker's high performance culture, being designed to drive continuous performance improvement in each business.

Under the STI, performance is measured through generation of economic profit (EP), a measure of profit which takes into account the cost of invested capital needed to produce that profit (that is, the profit after tax less the cost of capital). The committee chose this measure as it is closely linked to the creation of additional value for shareholders. When EP is positive, shareholder value is being created. The STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Rewards are only paid for sustained EP improvements and the incentive plan targets are segregated from the internal planning process. EP is measured at the operating unit level, so that each manager in the organisation has an incentive to maximise the EP of his or her operating unit.

Some key components of the STI for the chief executive and senior executives include:

- EP improvement targets are set for multiple years to encourage longer term decision-making and continuous improvement.
- The committee has discretion to adjust the calculated awards for the chief executive and senior executives based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker's code of business ethics and to the organisation's values.

Actual awards earned are based on the operating unit's performance improvement multiplied by each individuals target bonus opportunity. The target bonus opportunity is determined based on actual operating unit performance; when performance is above target, the bonus opportunity is increased. For the year ended 31 March 2007, the target bonus opportunity for the chief executive and senior executives were:

Position	Target bonus opportunity[1] for performance at or below target	Target bonus opportunity[1] for above target performance	Maximum payout per cent[2]
Chief executive	75 per cent	90 per cent	200 per cent
US senior executives	55 per cent	65 per cent	130 per cent
Australian senior executives	55 per cent	55 per cent	100 per cent

1 Target bonus opportunity is based on the portion of each individual's operating unit component multiplied by the applicable target per cent multiplied by each individual's base salary as at 31 March 2007. Actual awards earned may be greater than or less than the target per cent shown and are calculated based on actual performance improvement multiplied by the target bonus opportunity (limited to the maximum payout allowed under the plan).

2 Individual awards cannot exceed the payment limit as determined under the plan. The payment limit is based on the maximum payout per cent multiplied by each individual's base salary as at 31 March 2007.

Other participants in the US senior management team are subject to a plan limit of 110% of their base salary as at 31 March 2007. All other participants in the STI continue to be subject to the plan limit of 100% of their base salary as at 31 March 2007.

The board assigned responsibility for recommending final STI awards to the committee because its members are in the most appropriate position to assess the performance of the chief executive and other senior executives. The committee assesses Rinker's performance against targets and determines if discretionary adjustments are merited for the chief executive or senior executives. The committee then recommends to the board the final values of the STI to be paid to the chief executive and senior executives.

Rinker's performance during the year ended 31 March 2007, as measured by EP improvement and achievement of individual goals, generally met target but was below the maximum payout allowed under the STI for the chief executive and senior executives. For the year ended 31 March 2007 the board has approved for the chief executive and senior executives incentive awards totalling US$4,215,762. All STI amounts are fully accrued and expensed in Rinker's accounts during the year in which they are earned.

4.3.2 Variable compensation – long term incentive plans

Rinker has one long term incentive plan, PSP, under which incentives may be offered. This plan was introduced for the year ended 31 March 2005. Prior to the PSP was a legacy plan, CASP, which had one grant issued. The performance period for CASP concluded on 11 August 2006.

The appropriate proportions of the outstanding awards granted under the PSP and CASP relating to the years ended 31 March 2005, 31 March 2006 and 31 March 2007, have been included in section 8 in the table titled "Compensation for key management personnel" under the heading "Share based incentives."

4.3.2a Long term incentive plans – performance share plan

PSP is a long term equity incentive plan for Rinker's chief executive, senior executives and other executives making key contributions in the United States or Australia. PSP is designed to align participants' interests with those of shareholders by increasing the total returns to Rinker's shareholders. Under PSP, performance is measured by comparing Rinker's total shareholder return (TSR) – which takes into account share price appreciation, dividends and capital returns received over the relevant period – with a group of peer companies. (See section 4.3.2c for the lists of peer companies.)

This measure was chosen as it best aligns the interests of participants in PSP with those of shareholders since it measures Rinker's performance in generating returns to shareholders against its peer group of companies. Under this equity based plan, participants can earn Rinker shares or ADRs or both.

Although the maximum number of shares that could become qualified for each participant is limited by the number of shares granted, when the share price increases (or decreases) so does the value of the grant to participants.

The initial value of the award that can be potentially earned by a participant is based on market data and Rinker's financial performance as well as the participant's level of responsibility and individual performance. Shares are acquired on behalf of participants on market and only qualify if market and service qualifications are met.

Performance for the grant cycles currently issued and outstanding

Year ended 31 March	Share price at start of performance period	Share price as at 31 March 2007	Change in share price from start of performance period	TSR[1] average as at 31 March 2007	Percentile ranking when compared to a peer group of companies	Projected portion of award estimated to be qualified based on 31 March 2007 percentile ranking
2005	A$7.05 on 1 April 2004	A$18.05	156%	41.5%	83.5 percentile	100%
2006	A$10.90 on 1 April 2005	A$18.05	66%	30.4%	42.3 percentile	33.8%
2007	A$19.91 on 3 April 2006	A$18.05	-9%	-2.6%	20.8 percentile	0%

1 See section 4.3.2c footnote 2 for details pertaining to the TSR calculation.

The initial value of the potential award is applied under PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the Australian Securities Exchange (ASX) or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to qualification. Each participant may direct the plan trustee how to vote any shares held on the participant's behalf. In the absence of those directions the shares will not be voted.

As at 31 March 2007 there was one grant cycle whose performance period had concluded (but whose shares were not eligible for qualification until after that date) and two grant cycles outstanding under PSP. The performance period for PSP begins on 1 April of each cycle. The performance hurdle for all three cycles is Rinker's TSR percentile ranking within a group of peer companies between:

- 1 April 2004 and 31 March 2007 for the grant made during the year ended 31 March 2005.
- 1 April 2005 and 31 March 2008 for the grants made during the year ended 31 March 2006.
- 1 April 2006 and 31 March 2009 for the grant made during the year ended 31 March 2007.

The chart above summarises the performance for the grant cycles currently issued and outstanding.

Following the end of each performance period, Rinker's TSR is calculated and the number of shares to be qualified is determined.

For the grants made during the year ended 31 March 2005 and 31 March 2006, 20 per cent of the award would become qualified at 25th percentile performance and increase up to 100 per cent at 75th percentile performance compared with the group of peer companies. For the grant made during the year ended 31 March 2007, 50 per cent of the award would become qualified at 50th percentile performance and increase up to 100 per cent at 75th percentile performance compared with the group of peer companies.

Participants are required to retain at least 25 per cent of all qualified shares until they comply with Rinker's share ownership guidelines (see section 3.1).

The three charts below show Rinker's total shareholder return compared with its group of peer companies for the grants issued during the years ended 31 March 2005, 31 March 2006 and 31 March 2007.

Performance of Rinker for year ended 31 March 2005 performance share plan

From 1 April 2004 to 31 March 2007


23.99%
29.49%
38.72%
Three-year average actual TSR performance
18.5%
21.0%
23.9%
24.0%
24.8%
26.3%
29.7%
36.4%
36.6%
38.8%
Rinker
43.1%
49.3%
Peer group ranking as compared to Rinker
Percentile performance:
25th
50th
75th

Performance of Rinker for year ended 31 March 2006 performance share plan

From 1 April 2005 to 31 March 2007


25.56%
30.87%
37.87%
Two-year average actual TSR performance
22.5%
23.3%
24.2%
26.7%
28.8%
Rinker
30.9%
33.5%
37.0%
37.9%
42.0%
49.9%
54.2%
Peer group ranking as compared to Rinker
Percentile performance:
25th
50th
75th

4.3.2b Long term incentive plans – cash award share plan

CASP was a long term equity incentive plan for Australian-based senior executives and other executives making key contributions that was also designed to promote the total shareholder return of Rinker shares. This plan mirrored a similar plan operating in CSR Limited at the time of Rinker's demerger from CSR and was introduced shortly following the demerger. CASP was superseded by PSP, effective from 1 April 2004.

The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. On the first day following the end of the performance period, 11 August 2006, Rinker's TSR was 173.5 per cent, compared with the S&P/ASX 200 TSR for the corresponding period of 78.1 per cent. Based on Rinker's excellent performance during this three year period, the CASP shares, for this one outstanding grant, have fully satisfied the performance hurdle.

The shares cannot normally be withdrawn from CASP until 10 years from the date of grant or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first (also see section 9). Withdrawal of shares from CASP and transfer to a participant requires the approval of the board.

Prior to withdrawal, participants are entitled to any dividend, return of capital or other distribution made in respect of their CASP shares held in the plan on their behalf. Participants may direct the trustee how to vote their shares. In the absence of such directions, the shares will not be voted.

Performance of Rinker for year ended 31 March 2007 performance share plan

From 1 April 2006 to 31 March 2007



3.83%
17.33%
26.86%
One – year actual TSR performance
-43.9%
-30.1%
-3.9%
Rinker
7.5%
10.7%
11.4%
17.2%
17.5%
18.9%
19.9%
26.8%
27.1%
29.1%
32.1%
35.4%
Peer group ranking as compared to Rinker
Percentile performance:
25th
50th
75th

The Performance of Rinker for cash award share plan chart below illustrates the performance of Rinker relative to the S&P/ASX 200.

Performance[1] of Rinker for cash award share plan

From 11 August 2003 to 11 August 2006
Rinker's total shareholder return compared to the S&P/ASX 200



200
180
160
140
120
100
80
60
40
20
0
Total Shareholder Return
78.1%
173.5%
S&P/ASX200
Rinker

1 The performance period for the CASP began 11 August 2003 when Rinker's share price was A$5.40. As at 11 August 2006, the first day following the end of the performance period, Rinker's share price was A$13.12, an increase of 143.0 per cent; and Rinker's total shareholder return for this period was 173.5 per cent.

4.3.2c Long term incentive plans – summary

	Cash award share plan (CASP)[1]	Performance share plan (PSP)[2]		
Feature	Year ended 31 March 2004	Year ended 31 March 2005	Year ended 31 March 2006	Year ended 31 March 2007
Offered to	Australian-based executives	Australian and US-based executives		
Grant cycle	NA – Legacy plan Qualifying / performance period for the only grant issued concluded 11 August 2006	Annual performance based grants that qualify three years from commencement of measurement period		
Measurement from: to:	NA – qualifying / performance period for the only grant issued concluded 11 August 2006	1 April 2004 31 March 2007	1 April 2005 31 March 2008	1 April 2006 31 March 2009
Qualifying / performance period ends	Ended 11 August 2006	Ended 31 March 2007	31 March 2008	31 March 2009
Performance condition	Total shareholder return compared to S&P/ASX 200	Total shareholder return ranking within a peer group of companies		
Qualification schedule	TSR: <= S&P/ASX 200 = 0% > S&P/ASX 200 = 100%	<25th percentile = 0% 25th–50th percentile = 20%–40% 50th–75th percentile = 40%–100% >75th percentile = 100%		<50th percentile = 0% 50th–75th percentile = 50%–100% >75th percentile = 100%
Percentile ranking as at 31 March 2007	NA	83.5 percentile	42.3 percentile	20.8 percentile
Portion of award projected to qualify based on 31 March 2007 percentile ranking	NA	100% projected to qualify	33.8% projected to qualify	0% projected to qualify
Peer group[3]	S&P/ASX 200	Boral Limited; CEMEX S.A.B. de CV; CRH plc; Florida Rock Industries, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge SA; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; US Concrete, Inc.; and Vulcan Materials Company		Boral Limited; CEMEX S.A.B. de CV; CRH plc; Eagle Materials, Inc.; Florida Rock Industries, Inc.; Granite Construction, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge SA; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; Texas Industries, Inc.; US Concrete, Inc.; and Vulcan Materials Company

1 On 11 August 2006, based on Rinker's TSR performance compared with the S&P/ASX 200, the only grant offered under CASP fully satisfied the performance hurdle (see section 4.3.2b).

2 For the PSP, the annual TSR takes into account share price appreciation, dividends and returns of capital received over the relevant period. Beginning and ending share prices are calculated from a 30 day trading average. The TSR for the three-year performance cycle will be calculated as the average for the three annual TSRs.

3 At the discretion of the committee, the companies listed as members of the peer group under the PSP may be added to or deleted for purposes of calculating performance under each grant. Effective with the year ended 31 March 2007 grant, the committee added Eagle Materials, Inc., Granite Construction, Inc. and Texas Industries, Inc. to the peer group. Additionally, Lafarge North America, Inc., which was previously part of the peer group, has been eliminated from all grant cycles since it is no longer a listed company.

4.4 Company performance

Rinker's strong performance following the demerger from CSR Limited on 31 March 2003 has resulted in above target levels of compensation being paid during the past four years to some employees participating in variable compensation plans. Because these plans are designed to align participant's interest with those of shareholders, both have benefited from Rinker's strong performance during this time.

The performance charts included under sections 4.3.2a and 4.3.2b illustrate the relationship of Rinker's long term incentive plans to current performance. As described in each of these sections, the long term incentive plans measure performance through total shareholder return as compared to a peer group of companies or the S&P/ASX 200.

The chart titled "Rinker's total shareholder return compared to a group of peer companies, S&P/ASX 200 and S&P 500 index" below illustrates the performance of Rinker since it began trading on 31 March 2003. Rinker's total shareholder return has increased 303.9 per cent over the subsequent four year period, during which Rinker paid eight dividends totalling A$0.96 per share plus a special dividend of A$0.40 per share on 4 July 2006. Additionally, at the annual general meeting held on 18 July 2006, shareholders approved a return of capital of A$0.50 per share. In total, shareholders received A$1.86 per share since Rinker began trading. This does not include the final dividend of A$0.25 per share that has been declared for the year ended 31 March 2007.

Rinker's total shareholder return[1] compared to a group of peer companies, S&P/ASX 200 and S&P 500 index

From 31 March 2003 to 31 March 2007


%
350
300
250
200
150
100
50
0
Total Shareholder Return
77.7%
131.8%
256.7%
303.9%
S&P 500 index
S&P/ASX 200 index
Average Peer Group Performance
Rinker Group Limited

1 Includes dividends and returns of capital received but not reinvested.

Rinker's share price performance

Year ended 31 March (YEM)


$
25.00
20.00
15.00
10.00
5.00
0.0
Share price (A$)
31-Mar-03
YEM 2004
YEM 2005
YEM 2006
YEM 2007
Share price – high
Share price – low
Share price – close

Year ended 31 March (amounts in A$ unless stated)	2003	2004	2005	2006	2007
Share price – high	NA	$7.34	$11.92	$20.00	$22.22
Share price – low	NA	$4.50	$6.62	$10.61	$12.11
Share price – close	$4.93[1]	$6.95	$10.80	$19.85	$18.05
Dividends paid per share[2]	NA	$0.13	$0.15	$0.28	$0.40
Other Shareholder Distributions:					
Special Dividend	NA	NA	NA	NA	$0.40
Return of Capital[3]	NA	NA	NA	NA	$0.50
Earnings per share (US$ cents)[4]	NA	37.1	52.3	80.2	86.9

1 Represents the closing share price on 31 March 2003, Rinker's first day of trading following the demerger from CSR Limited.

2 Excludes final dividend of A$0.25 per share that has been declared for the year ended 31 March 2007.

3 Return of capital of A$0.50 per share was approved by shareholders at the 18 July 2006 annual general meeting.

4 Years ended 31 March 2005, 31 March 2006 and 31 March 2007 represent diluted earnings per share prepared in accordance with A-IFRS. Since A-IFRS was adopted as of 1 April 2004, year ended 31 March 2004 has been adjusted on a pro forma basis to enhance comparability.

4.5 Retirement and superannuation benefits

Rinker provides retirement and superannuation benefits for its employees, including the chief executive and senior executives as discussed in more detail below. All such benefits are included in the compensation disclosed for the chief executive and senior executives in section 8.

4.5.1 Benefits for Australian employees

Employees in Australia, including the applicable senior executives, are members of one of two divisions of a Rinker group sponsored superannuation pension fund. The defined benefit division fund (a long-established plan available only to a limited number of former CSR employees, which ceased accepting new members from 1987) provides lump sum benefits on termination prior to the age of 52 years and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The accumulation division fund provides a lump sum benefit equal to the balance of a member's account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

4.5.2 Benefits for United States employees

Employees in the US, including the applicable senior executives, may participate in the Rinker Materials 401(k) Plan and the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. Both plans are contribution plans, with contributions made by both the employee and the company.

The Rinker Materials 401(k) Plan allows US employee participants to make contributions up to the annual IRS deferral limits. The company will then match, subject to IRS limits, up to 3 per cent of eligible compensation and will annually make a profit sharing contribution to eligible participant accounts.

The Rinker Materials Benefit Restoration and Voluntary Deferral Plan is open to the chief executive, senior executives and other executives of Rinker Materials. (Additionally, this plan is open to US-based non-executive directors as discussed in more detail under section 7.) This plan allows eligible participants to defer a portion of their base salary, STI and earned PSP awards.

If applicable, company matching and profit sharing contributions are made to eligible participants to restore company contributions that would have been made under the Rinker Materials 401(k) Plan had that plan not been subject to annual IRS deferral limits. Both the company matching and profit sharing contributions are determined based on base salary and STI compensation and, additionally, are limited to:

- 3 per cent for the company matching contribution, and
- the annual profit sharing percentage approved under the Rinker Materials 401(k) Plan.

Company matching and profit sharing contributions are not made on any amounts deferred into the plan as a result of earned PSP awards.

These limits are inclusive of any contributions made under the Rinker Materials 401(k) Plan and represents Rinker's full commitment (or obligation) to the eligible participants.

Under section 8 in the table titled "Compensation for key management personnel," the amounts deferred are included under the headings "Base salary" and "Short term incentive" and the company matching and profit sharing contributions are included under "Other post employment." As at 31 March 2007, PSP awards expected to be earned from the grant made during the year ended 31 March 2005 had not been deferred into the plan.

5. Executive director

At the date of this report, there is one executive director on the board of directors, David Clarke, age 63, chief executive.

Mr Clarke was appointed by the board as president and chief executive officer of Rinker on 1 April 2003. Prior to the demerger from CSR Limited, he had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. Mr Clarke's entire professional career has been in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.

5.1 Retirement and superannuation benefits for the chief executive

In addition to the retirement benefits outlined in section 4.5.2, Mr Clarke participates in the Rinker group sponsored Australian defined benefit division fund. Under this fund, he is entitled to a one-time lump sum payment upon his retirement. No additional superannuation or pension benefits are payable to Mr Clarke under this plan.

The defined benefit division fund provides a lump sum, initially calculated by multiplying a member's years of service by 25 per cent of their average base compensation over their final three years of service. This lump sum calculation is based on an assumed company contribution level of 12 per cent of base compensation. To the extent that actual contribution levels are greater or less than 12 per cent (typically as a result of salary sacrifice elections by members, transfers from other funds and any applicable superannuation surcharge taxes), the value of that difference (and earnings or interest thereon) is, respectively, added to or deducted from the lump sum calculation. In Mr Clarke's case, no company contributions have been made since he became eligible to participate in Rinker Materials 401(k) Plan and Rinker Materials Benefit Restoration and Voluntary Deferral Plan for US employees.

5.2 Employment and termination arrangements for the chief executive

5.2.1 Employment contract

Mr Clarke has a three-year employment contract with the company that automatically extends the employment term by one year on the anniversary date of his contract unless written notice is given by either Mr Clarke or Rinker that the contract is not to be extended. This notice must be given at least 180 days prior to the anniversary date. Under the contract, Mr Clarke receives an annual salary, participation in both short and long term incentive plans, regular company retirement, health and welfare plans, and reasonable perquisites that are similar to those of chief executive officers of comparable companies.

A copy of Mr Clarke's employment contract was filed with ASX and the US Securities Exchange Commission (SEC) and is available on Rinker's internet site. On 8 March 2007, Mr Clarke's employment contract was amended. A copy of this amendment was filed with ASX and the SEC and is available on Rinker's internet site.

5.2.2 Termination arrangement

After considering independent advice, the board is satisfied that Mr Clarke's termination benefits, as set out below, are reasonable, having regard to current US employment practices.

If Mr Clarke resigns from his employment, he is entitled to the full amount of his salary up to termination date and any unpaid amounts accrued for unused leave. The board may, in its sole discretion, also elect to pay Mr Clarke a pro rata portion of his short term incentive for the period of his active employment during the relevant year ending 31 March.

If during his employment period (as defined in Mr Clarke's employment contract), the company terminates his employment other than for cause (as defined in Mr Clarke's employment contract), or Mr Clarke resigns from his employment for good reason (as defined in his employment contract) the company is required to:

- Pay Mr Clarke, in a lump sum, a pro rata portion of his short term incentive and amounts accrued for unused leave.
- Determine Mr Clarke's eligibility to have a pro rata share of long term incentives in progress at the time of his termination qualify, in accordance with plan rules.
- Pay Mr Clarke amounts he would have received in the following 24 months, at the times indicated in his employment contract, for his base salary and short term incentive at target performance. Additionally, Mr Clarke would continue to receive any other benefits, with the exception of new long term incentive opportunities, he was entitled to at time of termination for the following 24 months.
- Provide Mr Clarke with professional outplacement services valued up to US$15,000.

If, during the employment period, Mr Clarke is terminated for cause, Rinker will have no further obligations, other than the amount of base pay due to him up to his termination date and any unpaid amounts accrued for unused leave.

Upon termination of Mr Clarke's employment for any reason, he is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

As a result of the contract amendment referred to above, subsequent to a change of control (see section 9), if Mr Clarke's employment is terminated by the company other than for cause, or Mr Clarke resigns from his employment for good reason prior to the one year and one month anniversary of the change of control, he will remain eligible to receive the remaining portion of his PSP Account Balance only if he agrees to comply with an additional restraint (as defined in Mr Clarke's employment contract), which includes an additional 12 month non-competition clause.

6. Employee share plans

6.1 Rinker employee share acquisition plan

The Rinker Employee Share Acquisition Plan (ESAP) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax salary or bonuses. These shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held in trust for the participant. These shares are not subject to performance conditions since they are being purchased in lieu of receiving bonuses where the performance condition has already been satisfied or are being purchased with pre-tax salary. The value of the shares purchased is included under "Fees," "Base salary," and/or "Short term incentive" in section 8 in the table titled "Compensation for key management personnel."

Eligibility to participate in ESAP is determined by the Rinker board.

Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits currently only apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to them.

Withdrawal of shares from Rinker ESAP and transfer to a participant or sale requires the approval of the Rinker board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions).

Participants may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such directions, the shares will not be voted.

6.2 Rinker universal share plan

Rinker's Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. The plan encourages general employee share ownership and enables participants to qualify for the limited favourable tax treatment in Australia for broad-based employee share plans. For this reason, this plan is not subject to performance conditions. Employees may acquire shares at market price and receive an equal number of additional shares for no further consideration. The maximum level an employee may contribute is set at A$1,000 (US$770) per year.

No loan facility is offered under USP.

Shares acquired under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares, and are purchased on-market during appropriate trading windows. During the year ended 31 March 2007, 132,796 shares were purchased in total for the 1,406 employees who participated in USP.

Shares acquired under USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

7. Non-executive directors compensation structure

All compensation received by the non-executive directors is detailed in section 8 in the table titled "Compensation for key management personnel" of this report.

Fees for non-executive directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies is considered in detail. Non-executive director fees are recommended by the compensation & human resources committee and determined by the board within the aggregate annual limit of A$1,700,000 (US$1,309,561) approved by shareholders at the July 2006 annual general meeting.

For the year ended 31 March 2007, Rinker paid non-executive directors as follows:

Base fees:

- The chairman received a base fee of A$375,000 (US$288,874) inclusive of committee fees.
- The deputy chairman received a base fee of A$270,000 (US$207,989) inclusive of committee fees.
- The non-executive directors received base fees of A$135,000 (US$103,995).

Committee fees for non-executive directors other then the chairman and deputy chairman include:

- Audit committee member fees of A$15,000 (US$11,555) and the audit committee chair fee would be A$30,000 (US$23,110) if the position of audit committee chair were not occupied by the deputy chairman.
- Safety, health & environment committee member fees and compensation & human resources committee member fees of A$12,000 (US$9,244) and chairman's fees for both committees of A$24,000 (US$18,488).
- Nomination committee members and chairman do not receive additional compensation.

No increase to the above fees has been considered, to date, for the year ending 31 March 2008.

US-based non-executive directors may defer all or a portion of their board and committee fees into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan (discussed in section 4.5.2). This is a defined contribution plan open to senior level executives in the US and US-based non-executive directors. Unlike executives in the US, where Rinker will contribute matching and profit sharing contributions, Rinker does not match any contribution made by non-executive directors. Amounts deferred are included under "Fees" in section 8 in the table titled "Compensation for key management personnel."

Rinker's non-executive directors (other than John Ingram and Jack Thompson, who joined the board on 1 October 2003 and 29 May 2006, respectively) were, prior to Rinker's demerger from CSR Limited, previously non-executive directors of either CSR Limited or Rinker Materials and were entitled to retirement benefits under those companies' non-executive directors' retirement plans. Those plans provided for payment on retirement of a maximum amount equal to a director's last three years compensation after five years of service (pro rata for a lesser period). At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR Limited or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan. In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from 31 March 2004. (See section 8 footnote 4 for the amount of each non-executive directors' retirement benefit.)

Consistent with this freezing of retirement benefits, fees are now inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances). Rinker will also take those contributions into account in calculating the total amount able to be paid to non-executive directors, even though Rinker's constitution excludes these amounts.

From 1 April 2006, the previously frozen retirement benefits either accrue quarterly interest payments or, for the US-based non-executive directors, those retirement benefits may be deferred into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. One US-based non-executive director, Marshall Criser, has elected to defer his retirement benefit into the US plan. The other non-executive directors entitled to a retirement benefit have elected to receive quarterly interest payments. The quarterly interest payments are included under "Other post employment" in section 8 in the table titled "Compensation for key management personnel."

The compensation of non-executive directors is fixed. They do not participate in any incentive plans available to executives and do not receive any non-monetary or other benefits. However, they may participate in Rinker ESAP (see section 6.1) or the Rinker Materials Benefit Restoration and Voluntary Deferral Plan (as discussed earlier in this section).

8. Key management personnel compensation details

The tables below set out compensation details for all key management personnel.

Compensation for key management personnel
(Amounts in US$)

		Short term employee benefits			Post employment benefits		Share based incentives		
Non-executive directors		Fees[1]	Short term incentive[1,2]	Non-monetary and other benefits[3]	Pension and superannuation	Other post employment[4]	Equity[5]	Total	% perf. related
John Morschel[6,7] chairman	2007	$288,874	NA	NA	NA	$31,591	NA	$320,465	NA
	2006	$247,203	NA	NA	NA	NA	NA	$247,203	NA
	2005	$221,916	NA	NA	NA	NA	NA	$221,916	NA
Marshall Criser[6,8] deputy chairman	2007	$207,989	NA	NA	NA	$10,320	NA	$218,309	NA
	2006	$179,784	NA	NA	NA	NA	NA	$179,784	NA
	2005	$162,738	NA	NA	NA	NA	NA	$162,738	NA
John Arthur[6,7,9] director	2007	$131,727	NA	NA	NA	$6,398	NA	$138,125	NA
	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA
John Ingram[6,7] director	2007	$134,038	NA	NA	NA	NA	NA	$134,038	NA
	2006	$107,870	NA	NA	NA	NA	NA	$107,870	NA
	2005	$99,122	NA	NA	NA	NA	NA	$99,122	NA
Walter Revell[6] director	2007	$124,794	NA	NA	NA	$5,959	NA	$130,753	NA
	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA
Jack Thompson[6,10] director	2007	$100,117	NA	NA	NA	NA	NA	$100,117	NA
	2006	NA	NA	NA	NA	NA	NA	NA	NA
	2005	NA	NA	NA	NA	NA	NA	NA	NA
Sub-total non-executive directors	**2007**	**$987,539**	**NA**	**NA**	**NA**	**$54,268**	**NA**	**$1,041,807**	**NA**
	2006	**$744,605**	**NA**	**NA**	**NA**	**NA**	**NA**	**$744,605**	**NA**
	2005	**$676,104**	**NA**	**NA**	**NA**	**NA**	**NA**	**$676,104**	**NA**

Senior executives		Base salary[1]	Short term incentive[1,2]	Non-monetary and other benefits[3]	Pension and superannuation	Other post employment[4]	Equity[5]	Total	% perf. related
David Clarke[11] chief executive	2007	$916,650	$1,327,153	$55,143	$854,065	$106,393	$3,362,400	$6,621,804	71%
	2006	$857,500	$1,800,000	$61,100	$595,085	$116,676	$1,774,400	$5,204,761	69%
	2005	$792,500	$815,000	$48,872	$256,609	$145,203	$628,333	$2,686,517	54%
Karl Watson, Jr[12] president – Rinker Materials west	2007	$370,750	$439,221	$31,351	$0	$55,310	$740,176	$1,636,808	72%
	2006	$352,000	$449,540	$68,465	$0	$36,440	$464,331	$1,370,776	67%
	2005	$326,250	$293,434	$219,433	$0	$23,936	$217,913	$1,080,966	47%
Tom Burmeister[12] chief financial officer	2007	$370,750	$387,693	$40,512	$0	$59,085	$732,767	$1,590,807	70%
	2006	$357,000	$473,200	$39,015	$0	$49,852	$415,167	$1,334,234	67%
	2005	$337,500	$337,517	$37,734	$0	$53,100	$150,800	$916,651	53%
Sharon DeHayes[6,12] president, Florida Materials and gypsum supply	2007	$355,450	$306,982	$117,737	$0	$52,989	$723,367	$1,556,525	66%
	2006	$337,000	$311,897	$170,006	$0	$47,475	$405,767	$1,272,145	56%
	2005	$310,000	$304,620	$209,559	$0	$47,610	$150,800	$1,022,589	45%
David Berger[12] vice president, strategy and development	2007	$361,550	$378,039	$19,245	$0	$54,579	$726,500	$1,539,913	72%
	2006	$340,000	$461,500	$22,137	$0	$45,424	$408,900	$1,277,961	68%
	2005	$310,000	$313,408	$22,232	$0	$37,962	$150,800	$834,402	56%
Ira Fialkow[12] vice president shared services	2007	$327,950	$342,915	$21,325	$0	$51,822	$687,551	$1,431,563	72%
	2006	$311,000	$418,600	$19,520	$0	$41,676	$369,951	$1,160,747	68%
	2005	$285,000	$289,300	$19,010	$0	$42,451	$125,667	$761,428	54%
Duncan Gage[12] chief operating officer, construction materials east	2007	$370,750	$261,324	$47,121	$0	$54,112	$698,234	$1,431,541	67%
	2006	$315,000	$422,500	$30,901	$0	$40,811	$380,634	$1,189,846	67%
	2005	$292,500	$296,358	$29,191	$0	$42,950	$125,667	$786,666	54%
Mike Egan[12,13] vice president and general counsel, Rinker Materials	2007	$306,500	$328,640	$19,442	$0	$44,076	$446,047	$1,144,705	68%
	2006	NA	NA	NA	NA	NA	NA	NA	NA
	2005	NA	NA	NA	NA	NA	NA	NA	NA
Peter Abraham[6,11,14] general counsel and company secretary	2007	$340,263	$230,477	$308	$114,309	$0	$314,054	$999,411	54%
	2006	$308,625	$246,449	$1,192	$153,790	$0	$190,835	$900,891	49%
	2005	$288,625	$223,768	$1,128	$188,777	$0	$78,967	$781,265	39%
Debra Stirling[6,14,15] vice president corporate affairs and investor relations	2007	$286,155	$213,318	$1,044	$31,606	$0	$185,783	$717,906	56%
	2006	$265,957	$232,958	$929	$34,620	$0	$136,834	$671,298	55%
	2005	$251,991	$213,620	$854	$33,647	$0	$54,741	$554,853	48%
Sub-total senior executives	**2007**	**$4,006,768**	**$4,215,762**	**$353,228**	**$999,980**	**$478,366**	**$8,616,879**	**$18,670,983**	**69%**
	2006	**$3,444,082**	**$4,816,644**	**$413,265**	**$783,495**	**$378,354**	**$4,546,819**	**$14,382,659**	**65%**
	2005	**$3,194,366**	**$3,087,025**	**$588,013**	**$479,033**	**$393,212**	**$1,683,688**	**$9,425,337**	**51%**
Total key management personnel[16]	**2007**	**$4,994,307**	**$4,215,762**	**$353,228**	**$999,980**	**$532,634**	**$8,616,879**	**$19,712,790**	**NA**
	2006	**$4,188,687**	**$4,816,644**	**$413,265**	**$783,495**	**$378,354**	**$4,546,819**	**$15,127,264**	**NA**
	2005	**$3,870,470**	**$3,087,025**	**$588,013**	**$479,033**	**$393,212**	**$1,683,688**	**$10,101,441**	**NA**

Notes to previous table:
'Compensation for key management personnel'

1 *For the US directors and senior executives, includes amounts deferred into Rinker Materials 401(k) Plan and/or Rinker Materials Benefit Restoration and Voluntary Deferral Plan.For the Australian directors and senior executives, includes shares purchased under the Rinker Employee Share Acquisition Plan.*

2 *Amounts shown for 2007 represent the amount of the short term incentive awards earned by each named executive for performance.*

3 *For the year ended 31 March 2007, non-monetary and other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Mr Clarke, it also includes tax preparation fees and for Mr Gage it includes personal travel related expenses. For Ms DeHayes and Mr Watson, Jr this column also contains expatriate and/or relocation related expenses.*

Additionally, non-monetary and other benefits include interest imputed on a loan of US$59,000 to Mr Burmeister that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon his termination of employment. There were no loans made to any key management personnel during the year.

4 *For the non-executive directors, other post employment includes quarterly interest earned (as discussed in section 7) on the following retirement benefits: Mr Morschel US$509,388, Mr Criser US$315,512, Mr Arthur US$103,162 and Mr Revell US$111,286. As part of his retirement election, Mr Criser has deferred US$325,832 into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. This represents his retirement benefit plus the interest earned prior to deferral (as listed in the above table). Since Mr Criser has deferred his retirement benefits into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, he is not eligible to receive any additional interest payments.*

For the senior executives, other post employment includes the company matching and profit sharing contributions under the Rinker Materials 401(k) Plan and/or the Rinker Materials Benefit Restoration and Voluntary Deferral Plan as discussed in section 4.5.2. Under the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, the company matching and profit sharing contributions included in the table represent Rinker's full commitment (or obligation) to the named executives under this plan.

5 *Annual grants are amortised over a three-year period. Amounts shown for 2005 include the pro rata value (one-third) of the fair value of:*

- *the CASP grant, and*
- *the year ended 31 March 2005 PSP grant.*

Amounts shown for 2007 include the pro-rata value (one-third) of the fair value of:

- *the CASP grant,*
- *the year ended 31 March 2005 PSP grant, and*
- *the year ended 31 March 2006 PSP grants.*

Amounts shown for 2007 include the pro-rata value of the fair value of:

- *the CASP grant (pro-rated from 1 April 2006 to 11 August 2006 or 4½ months),*
- *the year ended 31 March 2005 PSP grant (pro-rated at one-third),*
- *the year ended 31 March 2006 PSP grants (pro-rated at one-third), and*
- *the year ended 31 March 2007 PSP grants (pro-rated at one-third).*

The fair values were calculated by independent external advisors using the binomial pricing model and are not necessarily indicative of the eventual value that may or may not be realised by the executive (see the table in section 4.3.2a for the projected portion of the PSP awards to be earned based on Rinker's percentile ranking as at 31 March 2007). For the 10 May 2006 grant, the fair value was calculated at US$11.91. All fair value calculations take into consideration future dividend payments.

Since dividends are embedded in the fair value they are not included in the above amounts and prior years have been adjusted accordingly. During the year ended 31 March 2007, participants in CASP and PSP received a final dividend of A$0.24, a special dividend of A$0.40, a capital return of A$0.50 and an interim dividend of A$0.16 per share.

6 *If applicable, amounts for the non-executive directors, Mr Abraham, Ms Stirling and Ms DeHayes that were paid in Australian dollars have been converted at an exchange rate of 0.77033 (US$ / A$1.00) for the year ended 31 March 2007, 0.74910 (US$ / A$1.00) for the year ended 31 March 2006 and 0.73972 (US$ / A$1.00) for the year ended 31 March 2005.*

7 *Mr Arthur, Mr Ingram and Mr Morschel all participated in ESAP during the year. Of the above totals, Mr Arthur received US$66,248, Mr Ingram received US$10,785 and Mr Morschel received US$40,442 in the form of ESAP shares, with the balance in cash. These amounts are included under "fees."*

8 *Included in Mr Criser's fees are amounts deferred into Rinker Materials Benefit Restoration and Voluntary Deferral Plan.*

9 *Included in Mr Arthur's fees are compulsory superannuation contributions of US$10,186.*

10 *Mr Thompson was appointed to the Board of Directors on 29 May 2006.*

11 *The pension and superannuation amounts shown for Mr Clarke and Mr Abraham represent the increase, over the prior year, in the actuarial value (of their one-time lump sum benefit payable upon retirement) of amounts accrued in the defined benefit superannuation plan. The actuarial amounts include projections of future salary, vested years of service and retirement date. These amounts are discounted based on the latest available current 10 year government bond yields.*

In 2006 an increase was made in the salary used to calculate Mr Clarke's superannuation. Additionally, there has been a change in the method previously used to calculate the pension expense for Mr Clarke and Mr Abraham to comply with A-IFRS accounting standards as required by regulation 2M.3.03(2) of the Corporations Regulations. The impact of these changes is reflected in the amounts shown under 2006 and 2007.

12 *After considering independent advice, the board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.*

The duration of employment agreements with the relevant executives are for three years, which automatically extend by one year on the anniversary date of the agreements unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.

If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year.

If, during the employment period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive's employment contract) the company is required to:

- *Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive and amounts accrued for unused leave.*
- *Determine the executives' eligibility to have a pro rata share of long term incentives in progress at the time of his or her termination qualify, in accordance with plan rules.*
- *Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits, with the exception of new long term incentive opportunities, he or she was entitled to at time of termination for the following 24 months.*
- *Provide the executive with professional outplacement services valued up to US$10,000.*

If, during the employment period, the company terminates the employment of the executive for cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts accrued for unused leave.

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 12 months.

Subsequent to a change of control (see section 9), if the executive's employment is terminated by the company other than for cause, or the executive resigns from his or her employment for good reason prior to the one year and one month anniversary of the change of control, the executive will remain eligible to receive the remaining portion of his or her PSP Account Balance only if they agree to comply with an additional restraint (as defined in the executive's employment contract), which includes an additional 12 month non-competition clause.

13 *Mr Egan was promoted to a senior executive position effective October 2006. However, the compensation shown reflects his compensation for the entire year ended 31 March 2007.*

14 *Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total compensation (including target incentives) or three months' base compensation (base compensation is equivalent to approximately 75 per cent of fixed compensation) plus 0.7 months base compensation per year of service, not to exceed 24 months. As at 31 March 2007, Mr Abraham had 27 years of service and Ms Stirling had eight years.*

Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

15 *For Ms Stirling, pension and superannuation benefits represent the company's contributions made to accumulation superannuation plans in Australia. (See section 4.5.1 for additional details.)*

16 *All information in the above table is in compliance with A-IFRS and is based on Australian Accounting Standard AASB 124. No compensation was paid/earned that would have been disclosed under the columns covering other long term employee benefits and termination benefits; these columns are therefore not included.*

8.1 Payment details of performance related compensation

8.1.1 Short term incentive plan

Awards under STI are made in each financial year and relate only to performance in that year. Accordingly, 100 per cent of STI awards to the chief executive and senior executives for the year ended 31 March 2007 vested in that year and will be paid during the year ended 31 March 2008. No part of the year ended 31 March 2007 STI awards for the chief executive and senior executives are payable in, or in respect of performance in, any other financial year.

Short term incentive plan – per cent vested and forfeited details for the chief executive and senior executives
(Amounts in US$)

	Short term incentive[1]	Vested[2] as a per cent of maximum	Forfeited as a per cent of maximum
David Clarke	$1,327,153	71%	29%
Karl Watson, Jr	$439,221	89%	11%
Tom Burmeister	$387,693	79%	21%
Sharon DeHayes	$306,982	65%	35%
David Berger	$378,039	79%	21%
Ira Fialkow	$342,915	79%	21%
Duncan Gage	$261,324	53%	47%
Mike Egan	$328,640	79%	21%
Peter Abraham[3]	$230,477	87%	13%
Debra Stirling[3]	$213,318	87%	13%

1 Amounts shown will be paid during the year ended 31 March 2008 for performance during the year ended 31 March 2007 and agrees with amounts disclosed under "Short term incentive" in section 8 in the table titled "Compensation for key management personnel."

2 Represents the earned STI as a per cent of the payment limit as determined by the maximum payout percentage (see section 4.3.1) for each senior executive that vested due to performance.

3 Mr Abraham and Ms Stirling's STI is paid in Australian dollars and has been converted at an exchange rate of 0.77033 (US$ / A$1.00).

8.1.2 Long term incentive plans

A description of the company's long term incentive plans (PSP and CASP) is contained in sections 4.3.2a and 4.3.2b. The following table details the percentages of each outstanding grant under PSP and CASP that were qualified or forfeited during the year ended 31 March 2007.

Long term incentive plans – per cent qualified and forfeited details for the chief executive and senior executives
(Amounts in US$)

	Number of shares granted during year ended March (YEM)	Conclusion of performance period[1]	Per cent qualified[1] during year ended 31 March 2007	Per cent forfeited during year ended 31 March 2007	Minimum value of grant in future years	Maximum value[2] of grant in future years
David Clarke						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	500,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	493,000	31 March 2008	–	–	$0	$3,438,200
PSP – YEM 07	400,000	31 March 2009	–	–	$0	$4,764,000
Total						**$8,202,200**
Karl Watson, Jr						
CASP – YEM 04	53,369	11 August 2006	100%	0%	$0	$0
PSP – YEM 05	120,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	107,000	31 March 2008	–	–	$0	$736,700
PSP – YEM 07	80,000	31 March 2009	–	–	$0	$952,800
Total						**$1,689,500**
Tom Burmeister						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	120,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	113,000	31 March 2008	–	–	$0	$793,100
PSP – YEM 07	80,000	31 March 2009	–	–	$0	$952,800
Total						**$1,745,900**
Sharon DeHayes						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	120,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	110,000	31 March 2008	–	–	$0	$764,900
PSP – YEM 07	80,000	31 March 2009	–	–	$0	$952,800
Total						**$1,717,700**
David Berger						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	120,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	111,000	31 March 2008	–	–	$0	$774,300
PSP – YEM 07	80,000	31 March 2009	–	–	$0	$952,800
Total						**$1,727,100**
Ira Fialkow						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	100,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	105,000	31 March 2008	–	–	$0	$732,850
PSP – YEM 07	80,000	31 March 2009	–	–	$0	$952,800
Total						**$1,685,650**
Duncan Gage						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	100,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	110,000	31 March 2008	–	–	$0	$764,900
PSP – YEM 07	80,000	31 March 2009	–	–	$0	$952,800
Total						**$1,717,700**
Mike Egan						
CASP – YEM 04	0	11 August 2006	NA	NA	NA	NA
PSP – YEM 05	60,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	66,100	31 March 2008	–	–	$0	$456,890
PSP – YEM 07	55,000	31 March 2009	–	–	$0	$655,050
Total						**$1,111,940**
Peter Abraham						
CASP – YEM 04	27,796	11 August 2006	100%	0%	$0	$0
PSP – YEM 05	35,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	45,000	31 March 2008	–	–	$0	$342,027
PSP – YEM 07	35,000	31 March 2009	–	–	$0	$421,679
Total						**$763,706**
Debra Stirling						
CASP – YEM 04	18,531	11 August 2006	100%	0%	$0	$0
PSP – YEM 05	25,000	31 March 2007	100%	0%	$0	$0
PSP – YEM 06	31,000	31 March 2008	–	–	$0	$251,112
PSP – YEM 07	15,000	31 March 2009	–	–	$0	$180,719
Total						**$431,831**

1. CASP shares fully satisfied the performance hurdle on 11 August 2006 and the performance period for the PSP shares granted during the year ended 31 March 2005 concluded on 31 March 2007. These PSP shares were not eligible for qualification until after 31 March 2007. As at 31 March 2007 the shares for both grants have not yet been released to the participants and, in the case of CASP would not normally be able to be withdrawn until 10 years from the date of grant or until the participant is no longer employed by any member of the Rinker group. All other grants listed represent the financial years, after the year ended 31 March 2007, for which the grant will be released from the plan if performance criteria are satisfied. For PSP, the number of shares that will be qualified based on performance will be measured as at 31 March of the financial year listed in the above table. PSP shares may be released to the participants in the financial year following the conclusion of the performance period.

2. The maximum value of a grant in future years cannot be determined as it depends on the actual market price of the shares at the time they become qualified and are released to the participants.

The amounts shown in this table represent the full potential value of future awards and is based on the binomial pricing model as determined by an independent third party. The binomial pricing model is used as required under AASB 2. For the US senior executives, the fair value for the YEM 06 PSP grants were US$6.41 and US$9.40, for the YEM 07 PSP grant the fair value was US$11.91. For the Australian senior executives, the fair value for the YEM 06 PSP grants were A$8.43 and A$12.74, for the YEM 07 PSP grant the fair value was A$15.64. Australian amounts were converted at an exchange rate of 0.77033 (US$/A$1.00).

9. Employee retention arrangements applicable on a change of control of Rinker

To assist in employee retention and morale in light of the uncertainty created by CEMEX's offer, as at 31 March 2007 the board has approved the following arrangements which are applicable on a change of control of Rinker (see the definition of Transaction Occurrence Date in clause 18.5 of the Performance Share Plan rules filed by Rinker with the Australian Securities Exchange (ASX) and the Securities and Exchange Commission) before 31 March 2008 or such later date as is approved:

US Employee Severance Plans – The termination entitlements for most US based senior, hourly and salaried staff employees who have not entered into employment agreements or who are not covered by collective bargaining agreements will be increased if they are terminated without cause or resign for good reason (as defined in their employment contracts, other applicable terms and conditions of employment or terms of participation in retention plans) after a change of control and prior to 30 November 2008.

Performance Share Plan (PSP) – Following a change of control, the performance condition on a proportion of eligible employees' potential entitlements pursuant to the PSP will be taken to be satisfied, equal to the proportion of each performance period that has expired before such change of control.

CASP and ESAP – Participants will have an entitlement to withdraw the shares held for them under these plans (other than forfeited shares) upon a change of control.

Retention Bonus Plan – Following a change of control, 67% of the Contingent Bonus Reserve (CBR) related to the STI plan will become payable shortly after the change of control. Additionally, a benefit calculated by reference to the balance of the employee's potential benefits under PSP and their remaining CBR balance will be paid to the employee subsequent to one year after the change of control. These payments will not be made if employment is terminated for cause or the employee resigns other than for good reason as defined in the Retention Bonus Plan.

Benefit Restoration and Voluntary Deferral Plan – Following a change of control, the Benefit Restoration and Voluntary Deferral Plan would be terminated and participants would receive their benefits in a lump sum payment.

All payments and other benefits are subject to relevant statutory and regulatory obligations.

For further details, see Rinker's Target's Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which were filed by Rinker with ASX and the SEC, together with all amendments thereto.

Directors' report

THE DIRECTORS OF RINKER GROUP LIMITED (Rinker) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the year ended 31 March 2007 (the Rinker group).

Review of operations and results
A review of the Rinker group's operations and the results for the financial year to 31 March 2007 is set out on pages 2 to 19 and 24 to 25 and in the accompanying financial statements. This review includes information on the financial position of the Rinker group and its business strategies and prospects for future financial years. This report omits further information relating to those matters that is likely to unreasonably prejudice the Rinker group.

Significant changes
On 27 October 2006 CEMEX Australia Pty Ltd, an indirect wholly owned subsidiary of CEMEX S.A.B. de C.V. (CEMEX), announced its intention to make a cash takeover offer for Rinker at US$13.00 per share. On 10 April 2007 CEMEX agreed to lift its cash takeover offer to US$15.85 per share. Rinker directors concluded unanimously that it is in the best interests of shareholders to recommend – in the absence of a superior proposal – that shareholders accept the increased CEMEX offer. On 7 June 2007 CEMEX announced it had received shareholder acceptances representing more than 50 per cent of Rinker's issued capital. CEMEX has declared its offer to be unconditional. As a result, Rinker is now a subsidiary of CEMEX. (Further details of CEMEX's bid and of the Rinker directors' response are contained in the respective Bidder's Statements and Target's Statements provided to shareholders in accordance with the Corporations Act 2001.)

On 18 July 2006, shareholders approved a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR). The capital return was paid on 17 August 2006 to shareholders of record as of 25 July 2006.

There were no other significant changes in Rinker's state of affairs during the year.

Principal activities
The principal activities of entities in the Rinker group during the year were the manufacture and supply of heavy building materials, with operations in the United States (Rinker Materials) and Australia and China (Readymix). There were no significant changes in the nature of those activities during the year.

Events after balance date
Other than those events described in 'Significant changes' and 'Dividends', there were no significant events after the balance date.

Likely developments
Likely developments in the operations of Rinker in the future and the expected results are referred to on pages 4 to 9, 11 to 12, and 14 to 19.

This report omits information about likely developments and expected future results that is likely to unreasonably prejudice the Rinker group.

Developments which have arisen by the time of the annual general meeting on 27 August 2007 will be reported to the meeting.

Environmental performance
Details of Rinker's performance in relation to environmental regulations are set out on pages 22 and 23.

Dividends
An interim dividend for the year ended 31 March 2007 of 16 cents per ordinary share, (Australian dollars), 60 per cent franked, was paid on 11 December 2006. Rinker declared a final dividend for the year ended 31 March 2007 of 25 cents per ordinary share (Australian dollars), 50 per cent franked, on 27 April 2007. The final dividend will be paid on 3 July 2007. Dividends paid and declared during the year are recorded in note 6 to the Concise Financial Statements.

Directors, directors' meetings and directors' shareholdings
The names of the directors who held office between 1 April 2006 and the date of this report, and details about current directors' qualifications, experience, special responsibilities, and directorships in listed companies held during the last three years are on pages 26 and 27. Details about meetings of the board of directors and of board committees, including attendance' and directors' interests in Rinker shares (and in contracts that give a right to call for or deliver Rinker shares), are on pages 30 and 32. No company in the Rinker group made available to any director any interest in a registered scheme.

Company secretary
Information on the qualifications and experience of the company secretary is set out on page 27.

No officers are former auditors
No officer of the Rinker group has been a partner of an audit firm or a director of an audit company that is or was an auditor of any entity in the Rinker group during the year ended 31 March 2007.

Options over share capital
No options exist over unissued shares in Rinker and no Rinker shares have been issued as a result of the exercise of options (whether to directors, executive officers or otherwise).

Remuneration of directors and senior executives
A remuneration report is set out in this directors' report on pages 35 to 45. That report:

- Explains the board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.
- Discusses the link between the board's policies and Rinker's performance.
- Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.
- Identifies the companies that Rinker's performance is measured against for the purpose of its long term incentive plan.
- Sets out remuneration details for each director and for each member of Rinker's senior executive management team.

Indemnities and insurance
To the extent permitted by law, Rinker's constitution requires that Rinker indemnify, on a full indemnity basis, each current and former director, secretary and executive officer of Rinker against all losses, liabilities, costs, charges and expenses incurred by them in their capacity as an officer of Rinker or of a subsidiary. Rinker's directors and senior executives have each entered into a deed with the company in similar terms. The indemnity under Rinker's constitution also extends to such other officers or former officers of Rinker or its subsidiaries as the directors in each case determine. No indemnities were paid to current or former officers or auditors during or since the end of the year.

During the year Rinker paid premiums under contracts insuring directors, secretaries and senior managers of entities in the Rinker group against liability incurred in those capacities.

External auditors are not covered under the insurance contracts. Disclosure of the nature of the liability covered by, and the amount of the premium payable for, such insurance is prohibited under the terms of the insurance contracts.

Non-audit services
During the year, Rinker's auditors, Deloitte Touche Tohmatsu, provided non-audit services to Rinker group entities for fees totalling US$273,000. Those non-audit services consisted of US$261,000 for acquisition due diligence work and US$12,000 for scrutineering services at the annual general meeting. These are in addition to the fees for audit and audit related services recorded in note 7 to the Concise Financial Statements.

In accordance with advice from Rinker's audit committee, directors are satisfied that the provision of the above non-audit services during the year is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. Also in accordance with advice from Rinker's audit committee, directors are satisfied that the provision of the above non-audit services during the year did not compromise the auditor independence requirements of the *Corporations Act 2001* because:

- They have no reason to question the veracity of the auditor's independence declaration referred to in the immediately following section of this report.
- The fees paid for such non-audit services were not large as a proportion of fees for audit services.
- The nature of the non-audit services provided is not inconsistent with those requirements.
- All non-audit services were pre-approved by the Rinker audit committee.

Auditor's independence declaration
The auditor's independence declaration (made under section 307C of the Corporations Act 2001) is set out on page 60 and forms part of this report.

Proceedings on behalf of the company
No proceedings have been brought on behalf of the company, nor has any application been made in respect of the company under section 237 of the Corporations Act 2001.

Rounding of amounts
Rinker is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts included in this directors' report and in the financial report are rounded to the nearest million dollars, unless otherwise indicated.

This directors' report is signed in accordance with a resolution of directors of Rinker Group Limited.

John Morschel, Chairman

David Clarke, Chief executive

19 June, 2007

Five year performance table

Millions of dollars unless stated As at and year ended 31 March	US$ 2007	US$ 2006	US$ 2005	US$ 2004[1]	US$ 2003[1]
Financial performance					
Trading revenue	**5,337**	5,108	4,310	3,704	2,954
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**1,441.0**	1,354.5	970.1	728.8	605.4
Depreciation and amortisation	**223.1**	208.9	195.0	177.7	163.5
Earnings before interest, tax (EBIT)	**1,217.9**	1,145.6	775.1	551.1	441.9
Net finance expense	**41.4**	20.1	32.0	45.2	57.5
Income tax expense	**390.1**	381.9	244.9	154.5	121.9
Net profit attributable to members	**782.4**	740.2	493.2	350.2	260.3
Net cash from operating activities	**990.7**	942.4	678.8	660.6	514.3
Development capital[2]	**271.5**	346.6	121.0	94.0	581.8
Purchase of property, plant and equipment	**382.9**	383.7	281.1	224.4	129.2
Free cash flow	**701.3**	678.6	416.9	441.2	384.0
Dividends[3]	**555.6**	194.4	105.6	84.1	
Share information					
Diluted weighted average no. of shares (million)	**899.9**	922.6	942.2	944.9	944.7
Diluted earnings per share (cents)	**86.9**	80.2	52.3	37.1	27.6
Dividends per fully paid share (A$ cents)	**41**	38	21	14	
Net tangible assets per Rinker share	**1.75**	1.95	1.84	1.53	1.05
General					
Total equity	**2,513**	2,687	2,551	2,331	1,926
Employees (number)	**13,264**	14,358	13,279	13,772	13,030
Key ratios					
Net debt to EBITDA (times)	**0.64**	0.27	0.29	0.83	1.57
Profit margin (EBIT: trading revenue) (%)	**22.8**	22.4	18.0	14.9	15.0
Return on funds employed (%)	**35.5**	37.6	27.3	18.7	15.8
Return on equity (ROE)	**31.3**	27.6	19.4	15.1	13.6
EBIT interest cover (times)	**31.7**	77.5	32.5	13.5	9.3
Trading revenue per employee ($ thousands/employees at end of period)	**402**	356	325	269	227
Gearing (Net Debt/Equity) (%)	**36.4**	13.5	11.0	25.8	49.3
Gearing (Net Debt/Net Debt plus Equity) (%)	**26.7**	11.9	9.9	20.5	33.0

1 A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.

2 Development capital includes purchases of businesses.

3 The dividends in 2007 include a special dividend of $A0.40 (US$0.30) dollars per share.

Concise financial report

Important information for members

The concise financial report and auditor's report contained within this annual report represent a concise report. The full financial report of Rinker Group Limited (Rinker) for the financial year ended 31 March 2007 and the auditor's report thereon will be sent, free of charge, to members upon request. Members wishing to receive the full financial report and auditor's report may obtain a copy from our website at www.rinker.com or by contacting Rinker Investor Relations at the address on the back cover of this document.

The concise financial report contained within this document has been derived from the full financial report of Rinker for the financial year ended 31 March 2007 and cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of the consolidated entity as the full financial report.

Presentation of information in US dollars

Rinker's US and Australian subsidiaries each generate all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials Corporation (Rinker Materials) represents around 80 per cent of earnings. As a result, US$ performance represents the most appropriate measure of Rinker's performance and value. Under A-IFRS, Rinker's selected reporting currency is US$, although Rinker Australia Pty Limited (Readymix) results will continue to be disclosed in both US$ and A$.

Contents

Consolidated income statement

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Trading revenue	**5,337.3**	5,108.4
Cost of sales	**(2,744.0)**	(2,666.3)
Warehouse and distribution costs	**(1,058.6)**	(1,015.2)
Selling, general and administrative costs		
– general	**(366.3)**	(373.8)
– takeover defence costs	**(14.5)**	-
Share of profits from investments accounted for using the equity method	**25.3**	32.6
Other income	**44.5**	68.4
Other expenses	**(5.8)**	(8.5)
Profit before finance and income tax expense	**1,217.9**	1,145.6
Interest income	**15.9**	21.7
Finance costs	**(57.3)**	(41.8)
Profit before income tax expense	**1,176.5**	1,125.5
Income tax expense	**(390.1)**	(381.9)
Net profit	**786.4**	743.6
Net profit attributable to minority interests	**4.0**	3.4
Net profit attributable to members of Rinker Group Limited	**782.4**	740.2
	(US cents per share)	
Earnings per share based on net profit attributable to members of Rinker Group Limited		
Basic	**87.3**	80.5
Diluted	**86.9**	80.2
Weighted average number of shares outstanding		
Basic	**896.3**	919.8
Diluted	**899.9**	922.6
Exchange rate (A$=US$)	**0.7757**	0.7471

Notes to the financial statements are annexed.

Consolidated balance sheet

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current assets		
Cash and cash equivalents	185.9	289.1
Receivables	671.4	672.3
Inventories	373.7	330.9
Other current assets	23.1	20.7
Current assets	1,254.1	1,313.0
Non-current assets		
Receivables	22.3	45.2
Inventories	9.8	8.6
Investments accounted for using the equity method	148.0	132.9
Other financial assets	40.3	32.6
Property, plant and equipment	2,233.1	1,963.4
Intangibles, including goodwill	937.1	901.7
Other non-current assets	59.6	59.8
Non-current assets	3,450.2	3,144.2
Total assets	4,704.3	4,457.2
Current liabilities		
Payables	511.8	542.2
Borrowings	9.4	5.4
Income tax liabilities	49.1	62.4
Provisions	77.4	76.2
Current liabilities	647.7	686.2
Non-current liabilities		
Payables	88.8	94.1
Borrowings	1,092.3	645.2
Net deferred income tax liabilities	218.0	205.8
Provisions	144.5	138.6
Non-current liabilities	1,543.6	1,083.7
Total liabilities	2,191.3	1,769.9
Net assets	2,513.0	2,687.3
Equity		
Contributed equity (a)	636.0	1,138.7
Shares held in trust	(52.3)	(44.2)
Reserves	286.5	182.4
Retained profits	1,632.7	1,401.3
Equity attributable to members of Rinker Group Limited	2,502.9	2,678.2
Minority interests	10.1	9.1
Total Equity	2,513.0	2,687.3

(a) Changes to the then Corporations Law abolished the authorised capital and par value concepts in relation to share capital from 1 July 1998. Therefore, the Company does not have a limited amount of authorised capital and issued shares do not have a par value.

Exchange rate (A$=US$)	0.8074	0.7155

Notes to the financial statements are annexed.

Consolidated cash flow statement

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Cash flows from operating activities		
Receipts from customers	5,717.2	5,320.3
Payments to suppliers and employees	(4,375.1)	(4,070.0)
Dividends and distributions received	28.5	30.5
Interest received	16.1	22.4
Income taxes paid	(396.0)	(360.8)
Net cash from operating activities	990.7	942.4
Cash flows from investing activities		
Purchase of property, plant and equipment and other non-current assets	(382.9)	(383.7)
Proceeds from sale of property, plant and equipment and other non-current assets	47.2	63.4
Purchase of subsidiaries and businesses net of cash acquired	(97.2)	(160.8)
Proceeds from sale of interests in subsidiaries and businesses	9.2	53.7
Loans and receivables advanced	(7.9)	(19.9)
Loans and receivables repaid	3.1	37.0
Net cash (used in) investing activities	(428.5)	(410.3)
Cash flows from financing activities		
Proceeds from borrowings	4,381.5	1,222.7
Repayments of borrowings	(3,931.4)	(1,438.7)
Dividends paid	(559.2)	(193.5)
Capital return	(347.3)	-
Minority interest distributions, net of cash contributions	(3.0)	(1.7)
Payments for Rinker Group Limited share buyback	(155.4)	(337.2)
Interest and other finance costs paid	(54.1)	(43.2)
Payments for shares held in trust	(26.7)	(22.7)
Net cash (used in) financing activities	(695.6)	(814.3)
Net (decrease) increase in cash held	(133.4)	(282.2)
Cash and cash equivalents at the beginning of the financial year	289.1	588.2
Effect of exchange rate changes	30.2	(16.9)
Cash and cash equivalents at the end of the financial year	185.9	289.1
Exchange rate (A$=US$)	0.7757	0.7471

Notes to the financial statements are annexed.

Consolidated statement of recognised income and expense

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Translation of foreign operations:		
Exchange differences taken to equity	**108.2**	(60.6)
Cash flow hedges:		
Effective portion of changes in fair value of cash flow hedges	**(3.5)**	1.4
Actuarial gain (loss) on defined benefit plans	**7.2**	(4.3)
Income tax on items taken directly to or transferred from equity	**1.9**	4.1
Net income (expense) recognised directly in equity	**113.8**	(59.4)
Transfers:		
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	**-**	(2.3)
Net profit for the period	**786.4**	743.6
Total recognised income and expense for the period	**900.2**	681.9
Attributable to:		
Members of Rinker Group Limited	**896.2**	678.5
Minority interests	**4.0**	3.4
	900.2	681.9
Exchange rate (A$=US$)	**0.7757**	0.7471

Notes to the financial statements are annexed.

Notes to the concise financial statements

1 Basis of preparation of the concise financial report

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standard AASB 1039 "Concise Financial Reports". The concise financial report, including the financial statements and specific disclosures included in the concise financial report, has been derived from the full financial report of Rinker Group Limited. A full description of the accounting policies adopted by Rinker Group Limited is provided in the Notes to Financial Statements which form part of the full financial report.

2 Changes in accounting policies

Rinker Group Limited has adopted UIG 4 "Determining Whether an Arrangement Contains a Lease", effective 1 April 2006. The adoption of this accounting policy has had no impact on the financial statements.

3 Segment information

Products and services of segments

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

- **Aggregates**
- **Cement**
- **Concrete, block and asphalt**
- **Concrete pipe and products**
- **Other:** gypsum supply, Rinker Materials corporate costs, and significant real estate transactions

Readymix

Aggregates, concrete, asphalt (a), cement, concrete pipe and other reinforced concrete products

(a) The asphalt business was disposed of during the year ended 31 March 2006.

US$ MILLION YEAR ENDED 31 MARCH	PROFIT BEFORE INCOME TAX EXPENSE 2007	 2006	INCOME TAX (EXPENSE) BENEFIT 2007	 2006	MINORITY INTERESTS 2007	 2006	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2007	 2006
Business segments								
Rinker Materials								
Aggregates	**317.1**	262.5	**(105.9)**	(85.3)	**0.2**	–	**211.4**	177.2
Cement	**154.5**	142.4	**(56.4)**	(52.0)	**–**	–	**98.1**	90.4
Concrete, block, asphalt	**404.5**	374.4	**(151.3)**	(139.9)	**(0.7)**	(0.2)	**252.5**	234.3
Concrete pipe and products	**147.5**	133.3	**(53.9)**	(48.0)	**–**	–	**93.6**	85.3
Other	**34.2**	66.4	**(12.8)**	(23.9)	**(3.5)**	(3.2)	**17.9**	39.3
Total Rinker Materials	**1,057.8**	979.0	**(380.3)**	(349.1)	**(4.0)**	(3.4)	**673.5**	626.5
Readymix (US$)	**185.6**	179.1	**(33.7)**	(45.6)	**–**	–	**151.9**	133.5
Readymix (A$)	***239.3***	*236.7*	***(43.8)***	*(61.0)*	**–**	–	***195.5***	*175.7*
Segment totals	**1,243.4**	1,158.1	**(414.0)**	(394.7)	**(4.0)**	(3.4)	**825.4**	760.0
Corporate	**(25.5)**	(12.5)	**6.3**	3.0	**–**	–	**(19.2)**	(9.5)
Group totals	**1,217.9**	1,145.6	**(407.7)**	(391.7)	**(4.0)**	(3.4)	**806.2**	750.5
Net finance	**(41.4)**	(20.1)	**17.6**	9.8	**–**	–	**(23.8)**	(10.3)
Consolidated Rinker group	**1,176.5**	1,125.5	**(390.1)**	(381.9)	**(4.0)**	(3.4)	**782.4**	740.2

Notes to the concise financial statements (continued)

3 Segment information (continued)

US$ MILLION YEAR ENDED 31 MARCH	EXTERNAL TRADING REVENUE 2007	 2006	INTERNAL TRADING REVENUE (b) 2007	 2006	TOTAL TRADING REVENUE 2007	 2006
Business segments						
Rinker Materials						
Aggregates	**705.9**	664.3	**458.9**	409.8	**1,164.8**	1,074.1
Cement	**239.2**	238.0	**247.5**	249.0	**486.7**	487.0
Concrete, block, asphalt	**2,293.9**	2,180.3	**–**	–	**2,293.9**	2,180.3
Concrete pipe and products	**555.2**	575.8	**–**	–	**555.2**	575.8
Other	**345.4**	370.9	**–**	–	**345.4**	370.9
Intercompany eliminations	**–**	–	**(706.4)**	(658.8)	**(706.4)**	(658.8)
Total Rinker Materials	**4,139.6**	4,029.3	**–**	–	**4,139.6**	4,029.3
Readymix (US$)	**1,197.7**	1,079.1	**–**	–	**1,197.7**	1,079.1
Readymix (A$)	***1,555.0***	*1,440.5*	**–**	–	***1,555.0***	*1,440.5*
Consolidated Rinker group	**5,337.3**	5,108.4	**–**	–	**5,337.3**	5,108.4

(b) Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

US$ MILLION AS AT 31 MARCH	ASSETS 2007	 2006	LIABILITIES 2007	 2006	ALLOCATED TAX ASSETS AND LIABILITIES 2007	 2006	SEGMENT FUNDS EMPLOYED 2007	 2006
Segment funds employed is calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:								
Business segments								
Rinker Materials								
Aggregates	**1,209.5**	1,069.3	**(153.9)**	(154.2)	**(100.9)**	(78.0)	**954.7**	837.1
Cement	**492.6**	433.6	**(43.3)**	(38.1)	**(45.9)**	(48.0)	**403.4**	347.5
Concrete, block, asphalt	**1,279.7**	1,244.1	**(246.3)**	(279.6)	**(91.8)**	(79.1)	**941.6**	885.4
Concrete pipe and products	**428.2**	440.0	**(66.7)**	(88.9)	**(44.7)**	(38.6)	**316.8**	312.5
Other	**135.0**	148.0	**(105.2)**	(123.5)	**21.1**	11.1	**50.9**	35.6
Intercompany eliminations	**(49.9)**	(41.9)	**49.9**	41.9	**–**	–	**–**	–
Total Rinker Materials	**3,495.1**	3,293.1	**(565.5)**	(642.4)	**(262.2)**	(232.6)	**2,667.4**	2,418.1
Readymix (US$)	**1,017.7**	864.6	**(235.8)**	(194.4)	**(15.8)**	(35.7)	**766.1**	634.5
Readymix (A$)	***1,260.5***	*1,208.4*	***(292.1)***	*(271.7)*	***(19.4)***	*(49.9)*	***949.0***	*886.8*
Segment totals	**4,512.8**	4,157.7	**(801.3)**	(836.8)	**(278.0)**	(268.3)	**3,433.5**	3,052.6
Corporate	**1.4**	1.9	**(11.4)**	(6.2)				
Group totals	**4,514.2**	4,159.6	**(812.7)**	(843.0)				
Cash	**185.9**	289.1	**–**	–				
Net tax liabilities	**–**	–	**(267.1)**	(268.2)				
Interest and other finance receivable (payable)	**4.2**	8.5	**(9.8)**	(8.1)				
Borrowings	**–**	–	**(1,101.7)**	(650.6)				
Consolidated Rinker group	**4,704.3**	4,457.2	**(2,191.3)**	(1,769.9)				

Notes to the concise financial statements (continued)

4 Significant items
On 27 October 2006 CEMEX Australia Pty Ltd, an indirect wholly owned subsidiary of CEMEX S.A.B. de C.V. (CEMEX), announced its intention to make a cash takeover offer for Rinker Group Limited at US$13.00 per share. On 10 April 2007 CEMEX agreed to lift its cash takeover offer to US$15.85 per share. Rinker directors concluded unanimously that it is in the best interests of shareholders to recommend – in the absence of a superior proposal – that shareholders accept the increased CEMEX offer. For the year ended 31 March 2007, Rinker incurred US$11.1 million, net of tax, in costs related to this offer.

During the year ended 31 March 2007, Tax Laws Amendment (2006 Measures No. 4) Bill 2006 was enacted by the Australian House of Representatives and the Senate. This Act contains amendments for Australian tax consolidation rules that confirm Rinker's entitlement to allocate additional cost base to certain depreciable assets. This results in a one-time decrease in the deferred tax liability and reduction of tax expense of US$15.7 million.

During the year ended 31 March 2006, Readymix disposed of its partnership interest in Emoleum. A gain on disposal of US$15.7 million, net of tax, was recognised in the financial statements.

Significant real estate sales
In March 2007, Rinker disposed of a surplus property in Beenleigh, Queensland. A gain on disposal of US$15.8 million, net of tax, was recognised in the financial statements and included within the Readymix segment in Note 2.

During the year ended 31 March 2006, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada. The gain on disposal of US$19.8 million, net of tax, was recognised in the financial statements and included within the Rinker Materials Other segment in Note 2.

5 Earnings per ordinary share
The following reflects the income and share data used in the basic and diluted earnings per share calculations:

	Number of shares (million)	
	2007	2006
Weighted average number of ordinary shares outstanding	**902.5**	923.9
Less: Weighted average shares held in trust	**(6.2)**	(4.1)
Weighted average number of ordinary shares for basic earnings per share	**896.3**	919.8
Effect of dilution:		
Long-term incentive plan	**3.6**	2.8
Weighted average number of ordinary shares adjusted for the effect of dilution	**899.9**	922.6

	US$ MILLION (except per share amounts)	
	2007	2006
Net profit attributable to members of Rinker Group Limited		
Net profit attributable to members	**782.4**	740.2
Earnings per share (US cents)		
Basic	**87.3**	80.5
Diluted	**86.9**	80.2

The basic earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited for the financial year by the weighted average ordinary shares outstanding, after deducting shares held in employee trusts under long-term compensation arrangements.

The diluted earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited by the basic number of shares above plus the notional exercise of outstanding long-term incentive awards, where these would be deemed to have a dilutive impact.

Notes to the concise financial statements (continued)

6 Dividends

	DATE DECLARED	DATE PAID / PAYABLE	AMOUNT PER SHARE (AUSTRALIAN CENTS)	TOTAL AMOUNT (A$ MILLION)
Recognised in 2006				
Final dividend year ended 31 March 2005 (a)	12 May 2005	1 July 2005	14	131.1
Interim dividend year ended 31 March 2006 (a)	9 November 2005	12 December 2005	14	128.3
Total recognised			28	259.4
Recognised in 2007				
Final dividend year ended 31 March 2006 (a)	11 May 2006	4 July 2006	**24**	**218.4**
Special dividend year ended 31 March 2006 (b)	11 May 2006	4 July 2006	**40**	**364.0**
Interim dividend year ended 31 March 2007 (a)	9 November 2006	11 December 2006	**16**	**143.2**
Unrecognised				
Final dividend year ended 31 March 2007 (c)	27 April 2007	3 July 2007	**25**	**223.8**

(a) 60 per cent franked at the Australian corporate tax rate of 30 per cent.

(b) The special dividend was unfranked. The entire dividend was paid from Rinker group's conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.

(c) 50 per cent franked at the Australian corporate tax rate of 30 per cent.

The final and special dividends in respect of ordinary shares for the year ended 31 March 2006 were declared on 11 May 2006. Accordingly, these items were recognised during the year ended 31 March 2007.

On 27 April 2007, the Rinker Group Limited directors declared a final dividend of 25 Australian cents per share. This final dividend in respect of ordinary shares for the year ended 31 March 2007 has not been recognised in this financial report because the dividend was declared subsequent to 31 March 2007. This amount will be payable based on shares on issue at 8 June 2007 and is estimated to be A$223.8 million. This estimate is based on shares on issue as at 27 April 2007 and is subject to change if the company purchases additional shares under the buyback program before the ex-dividend date.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent five Rinker ordinary shares, will receive a final dividend equivalent to 1.25 Australian dollars per ADR, or five times the dividend per ordinary share noted above.

The adjusted franking credit balance as of 31 March 2007 is A$12.4 million (2006: A$25.8 million). The partially franked dividend announced subsequent to 31 March 2007 and to be paid in the fiscal year ended 2008 will reduce the adjusted franking credit balance by A$47.9 million. The group, of which Rinker Group Limited is the ultimate parent, will generate further franking credits during the year ended 2008 as additional tax installments are paid.

Notes to the concise financial statements (continued)

7 Auditors' remuneration

THOUSANDS OF DOLLARS YEAR ENDED 31 MARCH	US$ 2007	US$ 2006
Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity		
Auditor of parent entity:		
Deloitte Touche Tohmatsu in Australia	**793**	788
Deloitte Touche Tohmatsu outside of Australia	**1,285**	1,313
	2,078	2,101
Audit related services:		
Deloitte Touche Tohmatsu in Australia	**-**	-
Deloitte Touche Tohmatsu outside of Australia	**83**	55
	83	55
Other fees (1):		
Deloitte Touche Tohmatsu in Australia	**218**	184
Deloitte Touche Tohmatsu outside of Australia	**55**	79
	273	263
Total auditors' remuneration	**2,434**	2,419

(1) Other fees relate to acquisition due diligence work and scrutineering.

Directors' declaration

ABN: 53 003 433 118

Declaration by directors on the financial statements and notes there to set out on pages 49 to 57.

The directors declare that:

(i) in our opinion the accompanying concise financial report for the year ended 31 March 2007 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports"; and

(ii) the financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 31 March 2007.

In our declaration in the full financial report we declared that:

(i) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(ii) in our opinion the financial statements included therein and notes thereto are in accordance with the Corporations Act 2001 (the 'Act') including:

(i) section 296 of the Act (compliance with accounting standards); and

(ii) section 297 of the Act (true and fair view); and

(iii) the directors have been given the declarations required by section 295A of the Act.

Signed on behalf of the board of directors.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

27 April 2007

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of Rinker Group Limited

Scope
The concise financial report and directors' responsibility

The concise financial report comprises the balance sheet, income statement, cash flow statement, a statement of recognised income and expense and accompanying notes for the consolidated entity for the financial year ended 31 March 2007 as set out on pages 49 to 58. The consolidated entity comprises both Rinker Group Limited (the company) and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation of the concise financial report in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach
We have conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We have also performed an independent audit of the full financial report of Rinker Group Limited for the year ended 31 March 2007. Our audit report on the full financial report was signed on 27 April 2007, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report, and examination on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion
In our opinion the concise financial report of Rinker Group Limited for the year ended 31 March 2007 complies with Accounting Standard AASB1039 "Concise Financial Reports".

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner

Chartered Accountants

Sydney 27 April 2007

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

27 April 2007

The Directors
Rinker Group Limited
Tower B, Level 8
799 Pacific Highway
Chatswood NSW 2067
Dear Directors

Auditor's independence declaration to Rinker Group Limited
In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Rinker Group Limited.

As lead audit partner for the audit of the financial statements of Rinker Group Limited for the year ended 31 March 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit other than a contravention covered by ASIC class order [05/910]; and

(ii) any applicable code of professional conduct in relation to the audit.

The independence of Deloitte in respect of the audit of the financial statements of Rinker Group Limited for the year ended 31 March 2007 has not been impaired by the matter referred to in (i) above.

Yours faithfully,

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner

Chartered Accountants

Additional unaudited financial information

Reconciliation of management measures
The following management measures, used elsewhere in this document, are not defined under Australian Equivalents to International Financial Reporting Standards (A-IFRS). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to A-IFRS measures. Reconciliations of these measures to the nearest A-IFRS measures are presented below. Measures are based on unrounded numbers.

1 Reconciliation of return on equity (ROE)
Return on Equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ Million	
As at and year ended	31 March 2007	31 March 2006
Net profit attributable to members of Rinker Group Limited	**782.4**	740.2
Equity attributable to members of Rinker Group Limited	**2,502.9**	2,678.2
ROE	**31.3%**	27.6%
Comparable ROE, adjusting for the following:		
After tax gain on sale of Emoleum in February 2006	**–**	(15.7)
After tax gain on tax consolidation in December 2006	**(15.7)**	–
After tax expense for takeover defence costs	**11.1**	–
Net profit attributable to members of Rinker Group Limited, excluding the above	**777.8**	724.5
Comparable ROE, excluding the above	**31.1%**	27.1%

2 Reconciliation of return on funds employed (ROFE)
Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

US$ million As at and year ended 31 March	EBIT 2007	Funds Employed 2007	ROFE 2007	EBIT 2006	Funds Employed 2006	ROFE 2006
Aggregates	**317.1**	**954.7**	**33.2%**	262.5	837.1	31.4%
Cement	**154.5**	**403.4**	**38.3%**	142.4	347.5	41.0%
Concrete, block and asphalt	**404.5**	**941.6**	**43.0%**	374.4	885.4	42.3%
Concrete pipe and products	**147.5**	**316.8**	**46.6%**	133.3	312.5	42.6%
Other	**34.2**	**50.9**	**n.a**	66.4	35.6	n.a.
Total Rinker Materials	**1,057.8**	**2,667.4**	**39.7%**	979.0	2,418.1	40.5%
Readymix (US$)	**185.6**	**766.1**	**24.2%**	179.1	634.5	28.2%
Readymix (A$)	***239.3***	***949.0***	***25.2%***	*236.7*	*886.8*	*26.7%*
Corporate	**(25.5)**	**0.9**	**n.a**	(12.5)	(4.1)	n.a.
Consolidated Rinker group	**1,217.9**	**3,434.5**	**35.5%**	1,145.6	3,048.5	37.6%
Comparable ROFE, adjusting for the following:						
Gain on sale of Emoleum in February 2006	**–**	**–**	**–**	(21.7)	–	–
Expense for takeover defence costs	**14.5**	**–**	**–**	–	–	–
Consolidated Rinker group, excluding the above	**1,232.4**	**3,434.5**	**35.9%**	1,123.9	3,048.5	36.9%

3 Reconciliation of net debt
Net Debt represents current and non-current borrowings less cash assets.

	US$ Million	
As at	31 March 2007	31 March 2006
Current borrowings	**9.4**	5.4
Non-current borrowings	**1,092.3**	645.2
Less: cash assets	**(185.9)**	(289.1)
Net debt	**915.8**	361.5

Additional unaudited financial information (continued)

4 Reconciliation of net debt to EBITDA
Net Debt to EBITDA represents Net Debt divided by 12 months' EBITDA.

As at and year ended	US$ Million 31 March 2007	31 March 2006
Net debt	915.8	361.5
EBITDA	1,441.0	1,354.5
Net debt to EBITDA (times)	0.64	0.27

5 Reconciliation of EBIT interest cover
EBIT interest cover represents 12 months' EBIT divided by net interest expense.
Net interest expense represents 12 months' interest expense less interest income.

Year ended	US$ Million 31 March 2007	31 March 2006
Interest expense (a)	54.4	36.5
Interest income	(15.9)	(21.7)
Net interest expense	38.5	14.8
EBIT	1,217.9	1,145.6
EBIT interest cover (times)	31.7	77.5

(a) Interest expense is shown before interest capitalised related to financing major projects constructed for internal use.

6 Reconciliation of gearing/leverage
Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

As at	US$ Million 31 March 2007	31 March 2006
Net debt	915.8	361.5
Equity	2,513.0	2,687.3
Gearing/leverage (net debt/equity)	36.4%	13.5%
Gearing/leverage (net debt/net debt plus equity)	26.7%	11.9%

7 Reconciliation of free cash flow
Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

Year ended	US$ Million 31 March 2007	31 March 2006
Profit before finance and income tax expense	1,217.9	1,145.6
Depreciation and amortisation	223.1	208.9
Net income tax paid	(396.0)	(360.8)
Change in working capital	(33.2)	(74.4)
(Profit) loss on asset sales	(36.2)	(58.9)
Interest received	16.1	22.4
Other	(1.0)	59.6
Net cash from operating activities	990.7	942.4
Operating capital expenditure	(208.6)	(197.9)
Interest paid	(54.1)	(43.2)
Payments for shares held in trust	(26.7)	(22.7)
Free cash flow	701.3	678.6
Operating capital expenditure	(208.6)	(197.9)
Development capital expenditure	(174.3)	(185.8)
Total purchase of property, plant and equipment	(382.9)	(383.7)
Purchase of businesses	(97.2)	(160.8)
Total capital expenditure	(480.1)	(544.5)

Additional unaudited financial information (continued)

8 Reconciliation of EBIT and EBITDA for the year ended 31 March 2007
EBIT represents profit before finance and tax.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Mar '07 12 months	12 months YTD US$ Million Mar '06 12 months	Variance %
Segment revenue			
Aggregates	**1,165**	1,074	8%
Cement	**487**	487	-
Concrete, block, asphalt	**2,294**	2,180	5%
Concrete pipe and products	**555**	576	(4%)
Other	**345**	371	(7%)
Eliminations	**(706)**	(659)	n.a
Rinker Materials	**4,140**	4,029	3%
Readymix (US$)	**1,198**	1,079	11%
Readymix (A$)	***1,555***	*1,441*	*8%*
Consolidated Rinker group	**5,337**	5,108	4%
Segment EBIT			
Aggregates	**317.1**	262.5	21%
Cement	**154.5**	142.4	8%
Concrete, block, asphalt	**404.5**	374.4	8%
Concrete pipe and products	**147.5**	133.3	11%
Other	**34.2**	66.4	(48%)
Rinker Materials	**1,057.8**	979.0	8%
Readymix (US$)	**185.6**	179.1	4%
Readymix (A$)	***239.3***	*236.7*	*1%*
Corporate	**(25.5)**	(12.5)	(104%)
Consolidated Rinker group	**1,217.9**	1,145.6	6%
Segment DA			
Aggregates	**63.8**	62.2	3%
Cement	**14.4**	14.0	3%
Concrete, block, asphalt	**63.4**	52.5	21%
Concrete pipe and products	**24.4**	24.8	(2%)
Other	**6.5**	5.7	14%
Rinker Materials	**172.5**	159.2	8%
Readymix (US$)	**50.6**	49.7	2%
Readymix (A$)	***65.7***	*66.3*	*(1%)*
Consolidated Rinker group	**223.1**	208.9	7%
Segment EBITDA			
Aggregates	**380.9**	324.7	17%
Cement	**168.9**	156.4	8%
Concrete, block, asphalt	**467.8**	426.9	10%
Concrete pipe and products	**172.0**	158.1	9%
Other	**40.7**	72.1	(44%)
Rinker Materials	**1,230.3**	1,138.2	8%
Readymix (US$)	**236.2**	228.8	3%
Readymix (A$)	***305.0***	*303.0*	*1%*
Corporate	**(25.5)**	(12.5)	(104%)
Consolidated Rinker group	**1,441.0**	1,354.5	6%

Shareholder information

Notice of meeting
The Annual General Meeting of Rinker Group Limited (Rinker) will be held at the City Recital Hall, Angel Place, Sydney, on Monday 27 August 2007 at 10.00 am.

Stock exchange listing
Rinker is listed on the Australian Stock Exchange and the New York Stock Exchange. Rinker's ticker code is RIN on both exchanges.

American depositary receipts
Trading on the New York Stock Exchange is via American Depositary Shares evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

Each ADR represents five (5) ordinary Rinker shares and is priced in US dollars.

Dividends
The final dividend of 25 cents per ordinary share (Australian dollars) will be paid on 3 July 2007, 50 per cent franked. The record date for determining shareholders' entitlement to this dividend is 8 June 2007.

The unfranked portion of the above dividend will be paid from Rinker's conduit foreign income amount (formerly foreign dividend account) thereby eliminating Australian withholding tax for non-resident shareholders.

Communications
Rinker is committed to keeping shareholders and the investment community well informed of company activities in a timely manner. Rinker's communications program includes:

- Posting on Rinker's internet site announcements and reports to the market, immediately following release by the ASX.
- Annual report mailed to shareholders (unless requested otherwise) and posted on Rinker's internet site for reading and/or downloading.
- E-mail alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker's internet site.
- AGM, results briefings, quarterly trading updates and conference calls with analysts are webcast live and archived for later viewing on Rinker's internet site.
- Other major briefings, presentations and management speeches are immediately posted on Rinker's internet site.
- Site visits and strategy briefings are provided for fund managers and analysts – all new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site.
- 'MY RINKER' employee newsletters posted on Rinker's internet site.

Shareholders can send questions by e-mail to investorrelations@rinker.com.au. Other contact details (telephone, facsimile and mail) to facilitate shareholder questions are provided on Rinker's internet site and on the back cover of this concise annual report.

2007 Annual report
Rinker's annual report consists of two documents – the concise annual report (which incorporates the concise financial report) and the full financial report.

The concise financial report is derived from the full financial report and cannot be expected to provide as full an understanding of the financial performance and financial position of Rinker as provided in the full financial report. Copies of Rinker's full financial report are available free of charge on request or can be accessed via Rinker's Internet site www.rinker.com.

Important dates for shareholders

2007	
Rinker year end	March 31
Full year results and final dividend announced	April 27
Shares begin trading ex dividend	June 4
Record date for final dividend	June 8
Final dividend paid	July 3
Notice of Meeting and Proxy Form mailed	July 25
Proxy returns close (10.00 am Sydney)	August 25
Annual general meeting	August 27
Rinker half year end	September 30
Half year results and interim dividend announced	November 8
Shares begin trading ex dividend	November 19
Record date for interim dividend	November 23
Interim dividend paid	December 10
2008	
Rinker year end	March 31

Note: timing of events may be subject to change

Share registry inquiries
For inquiries and correspondence about your Rinker shareholding, contact Rinker's share registry, Computershare Investor Services.

This includes questions about share transfers, Tax File Numbers (TFNs), and dividends, along with changes of address or bank account details. Contact details for the share registry are shown on the back cover of this Report. Shareholders can also access standard forms (such as forms for changing address or banking details), check shareholding details, and contact Computershare directly, by using the internet link from the Rinker internet site,

www.rinker.com.

Investor inquiries
For further inquiries about Rinker, contact Rinker Investor Relations or visit Rinker's internet site www.rinker.com.

20 largest shareholders

AT 6 JUNE 2007 SHAREHOLDER	SHARES HELD (MILLION)	% OF TOTAL SHARES
HSBC Custody Nominees (Australia) Limited	85.92	9.60
J P Morgan Nominees Australia Limited	68.85	7.69
Citicorp Nominees Pty Limited	67.38	7.53
HSBC Custody Nominees (Australia) Limited (ADR Account)	62.15	6.94
National Nominees Limited	58.31	6.51
HSBC Custody Nominees (Australia) Limited (A/c 2)	56.98	6.37
RBC Dexia Investor Services Australia Nominees Pty Limited (PIIC A/c)	47.45	5.30
ANZ Nominees Limited	35.80	4.00
HSBC Custody Nominees (Australia) Limited – GSI ECSA	20.28	2.27
HSBC Custody Nominees (Australia) Limited (A/c 3)	18.10	2.02
HSBC Custody Nominees (Australia) Limited – GSCO ECA	14.15	1.58
RBM Nominees (Takeover A/c)	10.54	1.18
Queensland Investment Corporation	9.73	1.09
Cogent Nominees Pty Limited	8.77	0.98
UBS Nominees Pty Ltd	7.63	0.85
HSBC Custody Nominees (Australia) Limited – GSCO ECSA	7.34	0.82
Elise Nominees Pty Limited	6.61	0.74
RBC Dexia Investor Services Australia Nominees Pty Limited (PIIP A/c)	6.28	0.70
Australian Foundation Investment Company Limited	6.24	0.70
UBS Nominees Pty Ltd	5.99	0.67
Total	**604.50**	**67.54**

SUBSTANTIAL SHAREHOLDINGS	SHARES HELD	% OF TOTAL SHARES
Perpetual Trustees Australia Limited (Notified 18 August 2006)	94,322,481	10.30%
CEMEX Australia Pty Limited (As at 6 June – Notified 7 June 2007)	443,203,780	49.51%

Distribution of shareholders and share holdings
at 6 June 2007

AT 7 JUNE 2007 SHAREHOLDER	SHAREHOLDERS	%	SHARES HELD	%
Registered address (a)				
Australia	96,911	95.9	886,812,106	99.1
New Zealand	2,555	2.5	6,005,883	0.7
UK	526	0.5	1,215,000	0.1
USA	764	0.8	419,265	0.0
Other	268	0.3	607,704	0.1
	101,024	100.0	895,059,958	100.0
Size of Holding				
A1-1,000	49,339	48.8	23,733,903	2.7
1,001-5,000	42,287	41.9	99,402,803	11.1
5,001-10,000	6,344	6.3	44,417,686	5.0
10,001-100,000	2,918	2.9	56,239,904	6.3
100,001 and over	136	0.1	671,265,662	75.0
	101,024	100.0	895,059,958	100.0
Less than a marketable parcel (market value less than A$500 or 26 shares based on a market price of A$19.21)	300	0.3	2627	0

Contact details and shareholder information

Rinker Group Limited
ABN 53 003 433 118
Level 8, Tower B
799 Pacific Highway
Chatswood NSW 2067
Australia
PO Box 5697
West Chatswood NSW 1515
Australia
Telephone (02) 9412 6600
International +61 2 9412 6600
Facsimile (02) 9412 6601
International +61 2 9412 6601
www.rinker.com

Share registry enquiries
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
GPO Box 7045
Sydney NSW 2001
Australia
Telephone 1800 030 202
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RINKER

Rinker Group Limited full financial report
Year ended 31 March 2007
ABN 53 003 433 118

Full financial report

Presentation of Information in US Dollars

The directors believe that the best measure of performance for Rinker's US and Australian subsidiaries is in their respective local currencies inasmuch as they generate virtually all revenue and incur all costs in those local currencies. Rinker Materials Corporation (Rinker Materials) US dollar denominated performance represents approximately 80% of the Rinker group result. Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance.

Financial report contents

Consolidated income statement

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Trading revenue		**5,337.3**	5,108.4
Cost of sales		**(2,744.0)**	(2,666.3)
Warehouse and distribution costs		**(1,058.6)**	(1,015.2)
Selling, general and administrative costs			
– general		**(366.3)**	(373.8)
– takeover defence costs		**(14.5)**	–
Share of profits from investments accounted for using the equity method		**25.3**	32.6
Other income	3	**44.5**	68.4
Other expenses	3	**(5.8)**	(8.5)
Profit before finance and income tax expense		**1,217.9**	1,145.6
Interest income	6	**15.9**	21.7
Finance costs	6	**(57.3)**	(41.8)
Profit before income tax expense		**1,176.5**	1,125.5
Income tax expense	10	**(390.1)**	(381.9)
Net profit		**786.4**	743.6
Net profit attributable to minority interests		**4.0**	3.4
Net profit attributable to members of Rinker Group Limited		**782.4**	740.2
		(US cents per share)	
Earnings per share based on net profit attributable to members of Rinker Group Limited			
Basic	8	**87.3**	80.5
Diluted	8	**86.9**	80.2
Weighted average number of shares outstanding			
Basic	8	**896.3**	919.8
Diluted	8	**899.9**	922.6
Exchange rate (A$=US$)		**0.7757**	0.7471

Notes to the consolidated financial statements are annexed.

Consolidated balance sheet

AS AT 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Current assets			
Cash and cash equivalents	11	**185.9**	289.1
Receivables	12	**671.4**	672.3
Inventories	13	**373.7**	330.9
Other current assets	19	**23.1**	20.7
Current assets		**1,254.1**	1,313.0
Non-current assets			
Receivables	12	**22.3**	45.2
Inventories	13	**9.8**	8.6
Investments accounted for using the equity method	34	**148.0**	132.9
Other financial assets	14	**40.3**	32.6
Property, plant and equipment	15	**2,233.1**	1,963.4
Intangibles, including goodwill	17	**937.1**	901.7
Other non-current assets	19	**59.6**	59.8
Non-current assets		**3,450.2**	3,144.2
Total assets		**4,704.3**	4,457.2
Current liabilities			
Payables	20	**511.8**	542.2
Borrowings	21	**9.4**	5.4
Income tax liabilities		**49.1**	62.4
Provisions	22	**77.4**	76.2
Current liabilities		**647.7**	686.2
Non-current liabilities			
Payables	20	**88.8**	94.1
Borrowings	21	**1,092.3**	645.2
Net deferred income tax liabilities	10	**218.0**	205.8
Provisions	22	**144.5**	138.6
Non-current liabilities		**1,543.6**	1,083.7
Total liabilities		**2,191.3**	1,769.9
Net assets		**2,513.0**	2,687.3
Equity			
Contributed equity (a)	23	**636.0**	1,138.7
Shares held in trust	24	**(52.3)**	(44.2)
Reserves	24	**286.5**	182.4
Retained profits	24	**1,632.7**	1,401.3
Equity attributable to members of Rinker Group Limited		**2,502.9**	2,678.2
Minority interests	25	**10.1**	9.1
Total equity		**2,513.0**	2,687.3

(a) Changes to the then Corporations Law abolished the authorised capital and par value concepts in relation to share capital from 1 July 1998. Therefore, the Company does not have a limited amount of authorised capital and issued shares do not have a par value.

Exchange rate (A$=US$)	**0.8074**	0.7155

Notes to the consolidated financial statements are annexed.

Consolidated cash flow statement

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Cash flows from operating activities			
Receipts from customers		**5,717.2**	5,320.3
Payments to suppliers and employees		**(4,375.1)**	(4,070.0)
Dividends and distributions received		**28.5**	30.5
Interest received		**16.1**	22.4
Income taxes paid		**(396.0)**	(360.8)
Net cash from operating activities		**990.7**	942.4
Cash flows from investing activities			
Purchase of property, plant and equipment and other non-current assets		**(382.9)**	(383.7)
Proceeds from sale of property, plant and equipment and other non-current assets		**47.2**	63.4
Purchase of subsidiaries and businesses net of cash acquired	35	**(97.2)**	(160.8)
Proceeds from sale of interests in subsidiaries and businesses	35	**9.2**	53.7
Loans and receivables advanced		**(7.9)**	(19.9)
Loans and receivables repaid		**3.1**	37.0
Net cash (used in) investing activities		**(428.5)**	(410.3)
Cash flows from financing activities			
Proceeds from borrowings		**4,381.5**	1,222.7
Repayments of borrowings		**(3,931.4)**	(1,438.7)
Dividends paid		**(559.2)**	(193.5)
Capital return	23	**(347.3)**	-
Minority interest distributions, net of cash contributions		**(3.0)**	(1.7)
Payments for Rinker Group Limited share buyback	23	**(155.4)**	(337.2)
Interest and other finance costs paid		**(54.1)**	(43.2)
Payments for shares held in trust		**(26.7)**	(22.7)
Net cash (used in) financing activities		**(695.6)**	(814.3)
Net (decrease) increase in cash held		**(133.4)**	(282.2)
Cash and cash equivalents at the beginning of the financial year		**289.1**	588.2
Effect of exchange rate changes		**30.2**	(16.9)
Cash and cash equivalents at the end of the financial year	11	**185.9**	289.1
Reconciliation of net profit to net cash from operating activities			
Net profit		**786.4**	743.6
Depreciation, depletion and amortisation	7	**223.1**	208.9
Transfer to provisions		**(1.4)**	1.9
Interest expense	6	**52.3**	36.5
(Profit) loss on asset sales		**(36.2)**	(58.9)
(Increase) decrease in trade receivables		**56.4**	(86.5)
(Increase) in current inventories		**(32.1)**	(34.2)
(Increase) decrease in other assets		**(5.1)**	2.1
Increase (decrease) in trade payables and other creditors and accruals		**(66.6)**	95.9
Net change in tax balances		**(5.9)**	21.1
Other		**19.8**	12.0
Net cash from operating activities		**990.7**	942.4
Exchange rate (A$=US$)		**0.7757**	0.7471

Notes to the consolidated financial statements are annexed.

Consolidated statement of recognised income and expense

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Translation of foreign operations:		
Exchange differences taken to equity	108.2	(60.6)
Cash flow hedges:		
Effective portion of changes in fair value of cash flow hedges	(3.5)	1.4
Actuarial gain (loss) on defined benefit plans	7.2	(4.3)
Income tax on items taken directly to or transferred from equity	1.9	4.1
Net income (expense) recognised directly in equity	113.8	(59.4)
Transfers:		
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	–	(2.3)
Net profit for the period	786.4	743.6
Total recognised income and expense for the period	900.2	681.9
Attributable to:		
Members of Rinker Group Limited	896.2	678.5
Minority interests	4.0	3.4
	900.2	681.9
Exchange rate (A$=US$)	0.7757	0.7471

Notes to the consolidated financial statements are annexed.

Notes to the consolidated financial statements

1 Significant accounting policies

Basis of preparation and significant accounting policies

This Full Year Report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Equivalents to International Financial Reporting Standards (A-IFRS) and Interpretations, and complies with other requirements of the law and the Listing Rules of the Australian Stock Exchange Limited.

The financial report has been prepared on the basis of historical cost, except for the revaluation of financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

Compliance with Australian Equivalents to International Financial Reporting Standards ensures compliance with International Financial Reporting Standards.

The financial statements were authorised for issue by the directors on 27 April 2007.

Changes in accounting policy

Rinker Group Limited has adopted UIG 4 "Determining Whether an Arrangement Contains a Lease", effective 1 April 2006. The adoption of this accounting policy has had no impact on the financial statements.

Functional and presentation currency

Results of Rinker Materials and results of Rinker Australia Pty Limited's (Readymix) operations are recorded in their local currencies, which are deemed to be their functional currency. Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of the overall Rinker group result.

Readymix's Australian dollar results are translated to US dollar presentation currency using the principles set out in AASB 121 "The Effects of Changes in Foreign Exchange Rates". Assets and liabilities are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred). All foreign currency translation adjustments are taken directly to the foreign currency translation reserve. The financial statements of the parent entity (Rinker Group Limited) have been translated into US dollars using the methodology described above. This is consistent with both Australian Accounting Standard AASB 121 "The Effects of Changes in Foreign Exchange Rates" and the United States Securities and Exchange Commission Rule 3-20(d) of Regulation S-X. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

Foreign currency transactions

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.

Rounding

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by 'US$ million'. Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

Principles of consolidation

The financial report is prepared for the consolidated entity, being Rinker Group Limited (parent entity) and the entities it controls ("the group"). In these financial statements:

- results of each subsidiary are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and
- all intercompany balances and transactions are eliminated.

Controlled entities are under no obligation to accept responsibility for liabilities of other common subsidiaries except where such an obligation has been specifically undertaken.

Revenue recognition

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

In particular, trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i) Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.
(ii) Title in the product has transferred to the buyer (upon delivery of product).
(iii) The seller's price to the buyer is fixed or determinable.
(iv) Collectibility is reasonably assured.

Dividend revenue is recognised on a receivable basis. Interest income is recognised using the effective interest rate method.

Gain or loss on the disposal of an item of property, plant and equipment is recognised on a net basis as other income or other expense.

Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

Cash and cash equivalents

Cash is defined as cash at banks and on hand and cash equivalents with original maturities of 90 days or less. Cash equivalents include highly liquid investments which are readily convertible to cash.

Receivables

Trade receivables and other receivables are recorded at amortised cost less impairment, if any. The collectability of receivables is assessed at balance sheet date and specific allowance is made for any doubtful accounts.

Inventories

Inventories including work in progress are valued at the lower of cost or net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories. The value of inventory is derived by the method most appropriate to each particular class of inventory. Inventory is valued on either a first-in-first-out or average cost basis.

Assets held for sale

Assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the asset (or disposal group) is available for immediate sale in its present condition, and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

Notes to the consolidated financial statements (continued)

1 Significant accounting policies (continued)

Associates and partnerships
Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Costs include expenditure that is directly attributable to the acquisition of an item. In the event that settlement of all or part of the purchase price is deferred, cost is determined by discounting amounts payable in the future to their present value at date of acquisition. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The estimated useful lives over which assets are depreciated is: Buildings – up to 40 years, Plant and equipment – up to 30 years; Quarry and other raw material reserves – up to 40 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Capitalisation of interest
Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

Intangibles
Goodwill arising from the purchase of subsidiaries or businesses is initially recognised at cost and is subsequently recognised as an asset and not amortised, and is tested for impairment annually and whenever there is an indication that the goodwill may be impaired.

Intangible assets, other than goodwill, are initially measured at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with a finite life are amortised on a straight line basis over their useful lives. Intangible assets with indefinite useful lives are not amortised but tested at least annually for impairment.

Software and system development
The cost of purchasing new software is capitalised. Development expenditures for internally generated software is capitalised when completion for the intended use is probable, and future recoverability of the economic benefits is reasonably assured.

Capitalised internal-use software costs include only:

i) External direct costs of materials and services consumed in developing or obtaining the software,
ii) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and
iii) Interest costs incurred on qualifying assets, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Depreciation is calculated on a straight-line basis over the estimated useful life (3-7 years).

Research
All expenditures on research activities are expensed in the year incurred.

Quarry development
Quarry development costs are expensed when incurred unless the following can be demonstrated:

- the technical feasibility of completing the quarry so that it will be available for use or sale;
- the intention to complete the quarry development and use or sell it;
- how the quarry development costs will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the quarry; and
- the ability to reliably measure the expenditure attributable to the quarry development costs.

Quarry development costs are stated at cost less accumulated amortisation and impairment and are amortised on a production basis over their useful lives.

Acquisition of assets
Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Impairment of assets
Assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated pre-tax future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit and loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

Goodwill, intangible assets with indefinite useful lives, and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Leased assets
Leased assets under contracts classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Notes to the consolidated financial statements (continued)

1 Significant accounting policies (continued)
Leased assets (continued)
Operating lease payments are recognised as an expense on a straight-line basis except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Accounts payable
Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

Borrowings
Bank loans and other loans are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, bank loans and other loans are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Interest expense is recognised using the effective interest rate method.

Tax effect accounting
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused losses can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Current and deferred tax is recognised as an expense or income in the income statement. When deferred tax items are credited or debited directly to equity, the deferred tax is also recognised directly in equity. When deferred tax arises from the initial accounting for a business combination, it is taken into account in the determination of goodwill.

No provision for withholding tax has been made on undistributed earnings of overseas subsidiaries where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas subsidiary is domiciled and the tax laws of Australia.

Tax consolidation
The parent entity and its Australian wholly-owned entities are part of a tax-consolidated group under Australian taxation law. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited.

Employee entitlements
Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured. Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of wages and salaries, annual leave, long service leave and other employee benefits, which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

Defined benefit superannuation plans
The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation, or death of employees. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members' benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the statement of recognised income and expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense.

The liability or asset recognised in the balance sheet generally represents the net of the present value of the defined benefit obligation and the fair value of the plan assets.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 "Employee Benefits" and AASB 2004-3 "Amendments to Australian Accounting Standards", effective 1 April 2004, although the Standard was not required to be applied until the current reporting period.

Defined contribution superannuation plans
Contributions to defined contribution superannuation plans or US 401K plans are expensed when incurred.

Financial assets
Other financial assets relate to the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, under which participating employees are allowed to defer salary and incentive awards. Deferred funds are invested in assets at the direction of participants. These investments are accounted for at fair value through profit or loss, which is based on quoted market prices. These amounts will generally be paid to participants upon their retirement. An equivalent liability is included in non-current payables to record the current obligation to the participants. In the event of Rinker group insolvency, these assets will be available to creditors.

Restoration and environmental rehabilitation
Provision is made to recognise the fair value of the liability for restoration and environmental rehabilitation of areas from which natural resources are extracted. The associated asset retirement costs are capitalised as part of the carrying amount of the related long-lived asset and amortised over the life of the related asset using the unit-of-production method. At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement. If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognise a gain or loss on settlement.

Restructuring provisions
Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

Uninsured losses and future claims
Provisions for uninsured losses and future claims include retained losses within insurance policies for workers compensation, product liability, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

Notes to the consolidated financial statements (continued)

1 Significant accounting policies (continued)

Other provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. A provision is recognised for dividends when they have been declared.

Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a Monte Carlo simulation (binomial pricing model). The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

When the expense is recorded, a corresponding increase in equity is also recorded. In order to settle share-based payment plans, shares are purchased and included in an employee trust. The shares purchased are recorded as a reduction in equity.

Derivative and hedging activities

The consolidated entity uses derivative financial instruments ('derivatives') to hedge exposures to interest rate risk. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. With the passage of time, it must be able to be demonstrated that the hedging instrument has actually been effective in reducing risk. The hedge items include recognised liabilities and forecast transactions that are probable of occurring. Interest rate swaps are designated as cash flow hedges and are used to eliminate the variability in the consolidated entity's interest payments arising from changes in interest rates. The effective portion of changes in fair value of interest rate swaps that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recorded in profit or loss in the periods when the hedged item is recognised in profit and loss.

Hedge accounting is discontinued when the interest rate swap expires, is sold, terminated or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Comparative information – financial instruments

Accounting Standard AASB 139, "Financial Instruments: Recognition and Measurement", is effective for reporting periods beginning on or after 1 January 2005 and early adoption is not permitted. The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 139, as permitted on the first-time adoption of A-IFRS. The change in accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. The effect of the change in accounting policy has been an increase in other non-current assets, an increase in deferred tax liabilities, and a corresponding increase in equity reserves at the beginning of the 2006 fiscal year of US$1.9 million, net of tax.

Goods and services tax (GST)

The Goods and Services Tax (GST) is a tax on the supply of goods and services which is ultimately borne by the consumer but is collected at each stage of the production and distribution chain. The Company accounts for the impact of GST consistent with Urgent Issues Group Interpretation 1031, "Accounting for the Goods and Services Tax". Revenues and expenses are generally recognised net of the amount of GST. Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, the GST is recognised as part of the expense. Non-tax deductible entertainment expenditures are the principal common GST expenditures not recoverable from the taxation authority. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Accounting standards not yet effective

The Australian Accounting Standards Board (AASB) issued additional standards and interpretations which are effective for periods commencing after the date of these financial statements. The following standards and interpretations have not yet been adopted by the group.

- Interpretation 8 "Scope of AASB 2" – applicable to annual reporting periods beginning on or after 1 May 2006
- Interpretation 9 "Reassessment of Embedded Derivatives" – applicable to annual reporting periods beginning on or after 1 June 2006
- Interpretation 10 "Interim Financial Reporting and Impairment" – applicable to annual reporting periods beginning on or after 1 November 2006
- AASB 101 "Presentation of Financial Statements" – applicable to annual reporting periods beginning on or after 1 January 2007
- AASB 7 "Financial Instruments: Disclosures" – applicable to annual reporting periods beginning on or after 1 January 2007
- Interpretation 11 "IFRS 2 – Group and Treasury Share Transactions" – applicable to annual reporting periods beginning on or after 1 March 2007
- AASB 8 "Operating Segments" and consequential amendments to other accounting standards resulting from its issue – applicable to annual reporting periods beginning on or after 1 January 2009
- Revised IAS 23 "Borrowing Costs" – applicable to annual reporting periods beginning on or after 1 January 2009

The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of AASB 7, the group will be required to disclose additional information about financial instruments, including greater detail as to its risk disclosure. There will be no effect on reported earnings or net assets.

Notes to the consolidated financial statements (continued)

2 Segment information

Products and services of segments

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

- **Aggregates**
- **Cement**
- **Concrete, block and asphalt**
- **Concrete pipe and products**
- **Other:** gypsum supply, Rinker Materials corporate costs, and significant real estate transactions

Readymix

Aggregates, concrete, asphalt (a), cement, concrete pipe and other reinforced concrete products

(a) The Readymix asphalt business was disposed of during the year ended 31 March 2006.

US$ MILLION YEAR ENDED 31 MARCH	PROFIT BEFORE INCOME TAX EXPENSE 2007	2006	INCOME TAX (EXPENSE) BENEFIT 2007	2006	MINORITY INTERESTS 2007	2006	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2007	2006
Business segments								
Rinker Materials								
Aggregates	**317.1**	262.5	**(105.9)**	(85.3)	**0.2**	–	**211.4**	177.2
Cement	**154.5**	142.4	**(56.4)**	(52.0)	**–**	–	**98.1**	90.4
Concrete, block, asphalt	**404.5**	374.4	**(151.3)**	(139.9)	**(0.7)**	(0.2)	**252.5**	234.3
Concrete pipe and products	**147.5**	133.3	**(53.9)**	(48.0)	**–**	–	**93.6**	85.3
Other	**34.2**	66.4	**(12.8)**	(23.9)	**(3.5)**	(3.2)	**17.9**	39.3
Total Rinker Materials	**1,057.8**	979.0	**(380.3)**	(349.1)	**(4.0)**	(3.4)	**673.5**	626.5
Readymix (US$)	**185.6**	179.1	**(33.7)**	(45.6)	**–**	–	**151.9**	133.5
Readymix (A$)	***239.3***	*236.7*	***(43.8)***	*(61.0)*	**–**	–	***195.5***	*175.7*
Segment totals	**1,243.4**	1,158.1	**(414.0)**	(394.7)	**(4.0)**	(3.4)	**825.4**	760.0
Corporate	**(25.5)**	(12.5)	**6.3**	3.0	**–**	–	**(19.2)**	(9.5)
Group totals before finance	**1,217.9**	1,145.6	**(407.7)**	(391.7)	**(4.0)**	(3.4)	**806.2**	750.5
Net finance (note 6)	**(41.4)**	(20.1)	**17.6**	9.8	**–**	–	**(23.8)**	(10.3)
Consolidated Rinker group	**1,176.5**	1,125.5	**(390.1)**	(381.9)	**(4.0)**	(3.4)	**782.4**	740.2

US$ MILLION YEAR ENDED 31 MARCH	EXTERNAL TRADING REVENUE 2007	2006	INTERNAL TRADING REVENUE (b) 2007	2006	TOTAL TRADING REVENUE 2007	2006
Business segments						
Rinker Materials						
Aggregates	**705.9**	664.3	**458.9**	409.8	**1,164.8**	1,074.1
Cement	**239.2**	238.0	**247.5**	249.0	**486.7**	487.0
Concrete, block, asphalt	**2,293.9**	2,180.3	**–**	–	**2,293.9**	2,180.3
Concrete pipe and products	**555.2**	575.8	**–**	–	**555.2**	575.8
Other	**345.4**	370.9	**–**	–	**345.4**	370.9
Intercompany eliminations	**–**	–	**(706.4)**	(658.8)	**(706.4)**	(658.8)
Total Rinker Materials	**4,139.6**	4,029.3	**–**	–	**4,139.6**	4,029.3
Readymix (US$)	**1,197.7**	1,079.1	**–**	–	**1,197.7**	1,079.1
Readymix (A$)	***1,555.0***	*1,440.5*	**–**	–	***1,555.0***	*1,440.5*
Consolidated Rinker group	**5,337.3**	5,108.4	**–**	–	**5,337.3**	5,108.4

(b) Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

Notes to the consolidated financial statements (continued)

2 Segment information (continued)

US$ MILLION YEAR ENDED 31 MARCH	SHARE OF ASSOCIATE ENTITIES' NET PROFIT 2007	2006	DEPRECIATION, DEPLETION AND AMORTISATION (c) 2007	2006	CAPITAL EXPENDITURE (d) 2007	2006
Business segments						
Rinker Materials						
Aggregates	**2.8**	1.8	**63.8**	62.2	**171.9**	136.6
Cement	**–**	–	**14.4**	14.0	**88.8**	12.1
Concrete, block, asphalt	**–**	–	**63.4**	52.5	**134.2**	301.9
Concrete pipe and products	**–**	–	**24.4**	24.8	**25.7**	35.3
Other	**–**	–	**6.5**	5.7	**8.1**	11.2
Total Rinker Materials	**2.8**	1.8	**172.5**	159.2	**428.7**	497.1
Readymix (US$)	**22.5**	30.8	**50.6**	49.7	**70.0**	49.6
Readymix (A$)	***29.3***	*41.3*	***65.7***	*66.3*	***89.9***	*66.2*
Consolidated Rinker group	**25.3**	32.6	**223.1**	208.9	**498.7**	546.7

(c) Other than depreciation, depletion and amortisation, other non-cash expenses are immaterial and include share-based payments expense (2007: US$13.9 million, 2006: US$8.7 million)

(d) Shown on an accruals basis

US$ MILLION AS AT 31 MARCH	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD 2007	2006	GOODWILL 2007	2006
Business segments				
Rinker Materials				
Aggregates	**8.0**	7.5	**367.7**	349.7
Cement	**–**	–	**111.7**	111.7
Concrete, block, asphalt	**–**	–	**290.4**	348.6
Concrete pipe and products	**–**	–	**56.5**	57.1
Other	**–**	–	**13.6**	13.6
Total Rinker Materials	**8.0**	7.5	**839.9**	880.7
Readymix (US$)	**140.0**	125.4	**14.5**	12.6
Readymix (A$)	***173.4***	*175.3*	***17.9***	*17.5*
Consolidated Rinker group	**148.0**	132.9	**854.4**	893.3

Segment funds employed are calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

US$ MILLION AS AT 31 MARCH	ASSETS 2007	2006	LIABILITIES 2007	2006	ALLOCATED TAX ASSETS AND LIABILITIES 2007	2006	SEGMENT FUNDS EMPLOYED 2007	2006
Business segments								
Rinker Materials								
Aggregates	**1,209.5**	1,069.3	**(153.9)**	(154.2)	**(100.9)**	(78.0)	**954.7**	837.1
Cement	**492.6**	433.6	**(43.3)**	(38.1)	**(45.9)**	(48.0)	**403.4**	347.5
Concrete, block, asphalt	**1,279.7**	1,244.1	**(246.3)**	(279.6)	**(91.8)**	(79.1)	**941.6**	885.4
Concrete pipe and products	**428.2**	440.0	**(66.7)**	(88.9)	**(44.7)**	(38.6)	**316.8**	312.5
Other	**135.0**	148.0	**(105.2)**	(123.5)	**21.1**	11.1	**50.9**	35.6
Intercompany eliminations	**(49.9)**	(41.9)	**49.9**	41.9	**–**	–	**–**	–
Total Rinker Materials	**3,495.1**	3,293.1	**(565.5)**	(642.4)	**(262.2)**	(232.6)	**2,667.4**	2,418.1
Readymix (US$)	**1,017.7**	864.6	**(235.8)**	(194.4)	**(15.8)**	(35.7)	**766.1**	634.5
Readymix (A$)	***1,260.5***	*1,208.4*	***(292.1)***	*(271.7)*	***(19.4)***	*(49.9)*	***949.0***	*886.8*
Segment totals	**4,512.8**	4,157.7	**(801.3)**	(836.8)	**(278.0)**	(268.3)	**3,433.5**	3,052.6
Corporate	**1.4**	1.9	**(11.4)**	(6.2)				
Group totals	**4,514.2**	4,159.6	**(812.7)**	(843.0)				
Cash	**185.9**	289.1	**–**	–				
Net tax liabilities	**–**	–	**(267.1)**	(268.2)				
Interest and other finance receivable (payable)	**4.2**	8.5	**(9.8)**	(8.1)				
Borrowings	**–**	–	**(1,101.7)**	(650.6)				
Consolidated Rinker group	**4,704.3**	4,457.2	**(2,191.3)**	(1,769.9)				

Notes to the consolidated financial statements (continued)

2 Segment information (continued)

Supplementary information

As at 31 March 2007, Rinker Materials current assets were US$804.5 million (2006: US$848.6 million), non-current assets were US$2,763.0 million (2006: US$2,522.9 million), current liabilities were US$444.3 million (2006: US$506.9 million), and non-current liabilities were US$1,787.2 million (2006: US$1,316.6 million).

Rinker Materials net profit for the year ended 31 March 2007 was US$630.2 million (2006: US$594.4 million).

3 Other income and expenses

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Other income		
Net gains from sales of assets	38.4	64.2
Dividend income	2.5	1.0
Other	3.6	3.2
Total other income	44.5	68.4
Expenses		
Net loss on sale of assets	(3.6)	(8.4)
Plant closing costs	(1.9)	(0.1)
Other	(0.3)	–
Total other expenses	(5.8)	(8.5)

4 Significant items

On 27 October 2006 CEMEX Australia Pty Ltd, an indirect wholly owned subsidiary of CEMEX S.A.B. de C.V. (Cemex), announced its intention to make a cash takeover offer for Rinker Group Limited at US$13.00 per share. On 10 April 2007 Cemex agreed to lift its cash takeover offer to US$15.85 per share. Rinker directors concluded unanimously that it is in the best interests of shareholders to recommend – in the absence of a superior proposal – that shareholders accept the increased CEMEX offer. For the year ended 31 March 2007, Rinker incurred US$11.1 million, net of tax, in costs related to this offer.

During the year ended 31 March 2007, Tax Laws Amendment (2006 Measures No. 4) Bill 2006 was enacted by the Australian House of Representatives and the Senate. This Act contains amendments for Australian tax consolidation rules that confirm Rinker's entitlement to allocate additional cost base to certain depreciable assets. This results in a one-time decrease in the deferred tax liability and reduction of tax expense of US$15.7 million.

During the year ended 31 March 2006, Readymix disposed of its partnership interest in Emoleum. A gain on disposal of US$15.7 million, net of tax, was recognised in the financial statements.

Significant real estate sales

In March 2007, Rinker disposed of a surplus property in Beenleigh, Queensland. A gain on disposal of US$15.8 million, net of tax, was recognised in the financial statements and included in the Readymix segment in Note 2.

During the year ended 31 March 2006, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada. The gain on disposal of US$19.8 million, net of tax, was recognised in the financial statements and included within the Rinker Materials Other segment in Note 2.

5 Operating costs

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Operating costs include:		
Mining royalties paid to governments	4.1	3.1
Operating lease and rental payments	48.8	41.1
Employee benefits expense (a)	896.9	921.7
Repairs and maintenance	131.1	116.5

(a) Employee benefits expense includes salaries and wages, defined benefits expense (see Note 33) and share-based payments expense (see Note 38).

Notes to the consolidated financial statements (continued)

6 Net finance expense and interest income

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Interest paid or payable on debt	54.4	36.5
Less capitalised interest (a)	2.1	–
Total interest expense	52.3	36.5
Add		
other borrowing costs	4.9	5.5
foreign exchange (gain) loss	0.1	(0.2)
Finance costs	57.3	41.8
Less interest income	15.9	21.7
Net finance expense	41.4	20.1

(a) Represents interest capitalised related to financing major projects for internal use. The capitalisation rate used is the weighted average cost of debt for the applicable business. Interest rate information is shown in Note 27.

7 Depreciation, depletion and amortisation

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Amounts incurred for depreciation, depletion and amortisation of		
prepayments and other non-current assets	6.3	17.3
property, plant and equipment	216.0	190.5
other intangibles	0.8	1.1
Total depreciation, depletion and amortisation	223.1	208.9

8 Earnings per ordinary share

The following reflects the income and share data used in the basic and diluted earnings per share calculations:

	Number of shares (million) 2007	2006
Weighted average number of ordinary shares outstanding	902.5	923.9
Less: Weighted average shares held in trust	(6.2)	(4.1)
Weighted average number of ordinary shares for basic earnings per share	896.3	919.8
Effect of dilution:		
Long-term incentive plan	3.6	2.8
Weighted average number of ordinary shares adjusted for the effect of dilution	899.9	922.6

	US$ MILLION (except per share amounts) 2007	2006
Net profit attributable to members of Rinker Group Limited		
Net profit attributable to members	782.4	740.2
Earnings per share (US cents)		
Basic	87.3	80.5
Diluted	86.9	80.2

The basic earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited for the financial year by the weighted average ordinary shares outstanding, after deducting shares held in employee trusts under long-term compensation arrangements.

The diluted earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited by the basic number of shares above plus the notional exercise of outstanding long-term incentive awards, where these would be deemed to have a dilutive impact.

Notes to the consolidated financial statements (continued)

9 Dividends

	DATE DECLARED	DATE PAID / PAYABLE	AMOUNT PER SHARE (AUSTRALIAN CENTS)	TOTAL AMOUNT (A$ MILLION)
Recognised in 2006				
Final dividend year ended 31 March 2005 (a)	12 May 2005	1 July 2005	14	131.1
Interim dividend year ended 31 March 2006 (a)	9 November 2005	12 December 2005	14	128.3
Total recognised			28	259.4
Recognised in 2007				
Final dividend year ended 31 March 2006 (a)	11 May 2006	4 July 2006	**24**	**218.4**
Special dividend year ended 31 March 2006 (b)	11 May 2006	4 July 2006	**40**	**364.0**
Interim dividend year ended 31 March 2007 (a)	9 November 2006	11 December 2006	**16**	**143.2**
Unrecognised				
Final dividend year ended 31 March 2007 (c)	27 April 2007	3 July 2007	**25**	**223.8**

(a) 60 per cent franked at the Australian corporate tax rate of 30 per cent.

(b) The special dividend was unfranked. The entire dividend was paid from Rinker group's conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.

(c) 50 per cent franked at the Australian corporate tax rate of 30 per cent.

The final and special dividends in respect of ordinary shares for the year ended 31 March 2006 were declared on 11 May 2006. Accordingly, these items were recognised during the year ended 31 March 2007.

On 27 April 2007, the Rinker Group Limited directors declared a final dividend of 25 Australian cents per share. This final dividend in respect of ordinary shares for the year ended 31 March 2007 has not been recognised in this financial report because the dividend was declared subsequent to 31 March 2007. This amount will be payable based on shares on issue at 8 June 2007 and is estimated to be A$223.8 million. This estimate is based on shares on issue as at 27 April 2007 and is subject to change if the company purchases additional shares under the buyback program before the ex-dividend date.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent five Rinker ordinary shares, will receive a final dividend equivalent to 1.25 Australian dollars per ADR, or five times the dividend per ordinary share noted above.

The adjusted franking credit balance as of 31 March 2007 is A$12.4 million (2006: A$25.8 million). The partially franked dividend announced subsequent to 31 March 2007 and to be paid in the fiscal year ended 2008 will reduce the adjusted franking credit balance by A$47.9 million. The group, of which Rinker Group Limited is the ultimate parent, will generate further franking credits during the year ended 2008 as additional tax installments are paid.

Notes to the consolidated financial statements (continued)

10 Income tax

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Income tax expense		
Reconciliation of income tax expense charged to the income statement with income tax calculated on profit before income tax expense:		
Profit before income tax expense	**1,176.5**	1,125.5
Income tax expense calculated at 30%	**352.9**	337.7
Increase (decrease) in income tax expense due to		
Overseas tax rate differential	**72.5**	64.8
US Federal domestic production credits	**(6.9)**	(5.7)
Non-tax deductible other expenditures	**3.3**	2.7
Income tax (over) provided in previous years	**(2.5)**	(2.9)
Tax depletion of quarry reserves	**(6.1)**	(6.5)
Equity accounted associates' profit/rebate on dividends received	**(2.5)**	(5.7)
Reduction in deferred tax liability (tax consolidation)	**(15.7)**	–
Other items	**(4.9)**	(2.5)
Total income tax expense on profit	**390.1**	381.9

Tax consolidation
Rinker and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 12 April 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Rinker Group Limited. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences for the entities within the tax-consolidated group are calculated using the 'stand alone taxpayer' basis. Current tax liabilities and tax assets of the entities within the tax-consolidated group are recognised by the head entity in the tax-consolidated group (Rinker Group Limited).

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, each of the entities in the tax-consolidated group has agreed to pay to or receive from the head entity its current year tax liability or tax asset. Such amounts are recorded in the balance sheet of the head entity in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement provides for the allocation of income tax liabilities between the members of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

In December 2006, Tax Laws Amendment (2006 Measures No. 4) Bill 2006 was enacted by the Australian House of Representatives and the Senate. This Act contains amendments for Australian tax consolidation rules that confirm Rinker's entitlement to allocate additional cost base to certain depreciable assets. This results in a one-time decrease in the deferred tax liability and reduction of tax expense of US$15.7 million.

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
The components of income tax expense consist of the following:		
Current		
Australian	**53.6**	59.7
US	**328.4**	344.1
Total current income tax expense	**382.0**	403.8
Deferred		
Australian	**(17.7)**	(7.4)
US	**25.8**	(14.5)
Total deferred income tax expense	**8.1**	(21.9)
Total income tax expense	**390.1**	381.9

Notes to the consolidated financial statements (continued)

10 Income tax (continued)

BALANCE SHEET AS AT	US$ MILLION 2007	US$ MILLION 2006
Deferred income tax as at 31 March relates to the following:		
Deferred income tax assets:		
Provisions (a) (b)	**59.0**	65.3
Quarry restoration	**23.5**	18.9
Deferred compensation	**43.4**	34.3
Other	**4.8**	2.4
Total deferred income tax assets (c)	**130.7**	120.9
Deferred income tax liabilities:		
Fixed asset depreciation (d)	**284.0**	278.9
Inventory and deferred stripping	**16.8**	12.3
Prepayments	**9.0**	7.5
Goodwill	**31.9**	22.7
Other	**7.0**	5.3
Total deferred income tax liabilities	**348.7**	326.7
Net deferred income tax (e)	**218.0**	205.8

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Tax losses and other unrecognised temporary differences		
US – tax losses expiration 2012-2020	**16.3**	14.4
Australia – temporary differences	**9.6**	25.7
	25.9	40.1

(a) Provision for tax deduction arising after expense is reported for accounting purposes.

(b) Includes tax asset arising from defined benefit obligation. Refer to Note 33.

(c) There are no material deferred income tax assets attributable to tax losses.

(d) Tax depreciation in excess of accounting depreciation.

(e) In addition to amounts recognised in the income statement or the statement of recognised income and expense, deferred tax balances were also increased for acquisitions.

11 Cash and cash equivalents

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Cash at banks and on hand	**56.1**	59.3
Short-term loans and deposits	**129.8**	229.8
Cash and cash equivalents	**185.9**	289.1

Notes to the consolidated financial statements (continued)

12 Receivables

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current		
Trade receivables	**637.7**	672.3
Allowance for doubtful debts (a)	**(29.9)**	(25.6)
	607.8	646.7
Loans to and receivables from associate entities	**37.4**	–
Other loans and receivables	**26.2**	25.6
	63.6	25.6
Total current receivables	**671.4**	672.3
Non-current		
Loans to employees	**0.5**	1.3
Loans and receivables from associate entities	**15.8**	37.5
Other	**6.0**	6.4
Total non-current receivables	**22.3**	45.2

(a) Allowance for doubtful debts as detailed below:

US$ MILLION YEAR ENDING 31 MARCH	OPENING BALANCE	PROVIDED	NET CHARGED	FOREIGN EXCHANGE	(ACQUISITIONS)/ DISPOSALS	CLOSING BALANCE
2006	(23.8)	(4.6)	2.0	0.8	–	(25.6)
2007	**(25.6)**	**(4.4)**	**1.7**	**(1.6)**	–	**(29.9)**

13 Inventories

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current (a)		
Raw and process materials and stores	**104.3**	90.4
Work in progress	**15.5**	13.7
Finished goods	**253.9**	226.8
Total current inventories	**373.7**	330.9
Non-current		
Raw and process materials and stores (a)	**9.8**	8.6
Total non-current inventories	**9.8**	8.6

(a) All raw and process materials and stores, work in progress and finished goods are valued at cost.

14 Other financial assets

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Investments at valuation	**40.3**	32.6
Total other financial assets	**40.3**	32.6

Notes to the consolidated financial statements (continued)

15 Property, plant and equipment

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Land and buildings		
At cost	**699.1**	605.7
Accumulated depreciation	**(100.9)**	(70.7)
Total land and buildings	**598.2**	535.0
Plant and equipment		
At cost	**2,513.0**	2,213.2
Accumulated depreciation	**(1,108.7)**	(977.9)
Total plant and equipment	**1,404.3**	1,235.3
Quarry and other raw material reserves		
At cost	**269.6**	217.1
Accumulated depletion	**(62.6)**	(47.9)
Total quarry and other raw material reserves	**207.0**	169.2
Assets held for development		
At cost	**23.6**	23.9
Total assets held for development	**23.6**	23.9
Total property, plant and equipment	**2,233.1**	1,963.4

16 Movements in property, plant and equipment

US$ MILLION YEAR ENDED 31 MARCH 2007	LAND AND BUILDINGS	PLANT AND EQUIPMENT	QUARRY AND OTHER RAW MATERIALS RESERVES	ASSETS HELD FOR DEVELOPMENT	TOTAL
Balance at the beginning of the financial year	535.0	1,235.3	169.2	23.9	1,963.4
acquired (a)	76.5	326.7	32.8	-	436.0
disposed of	(6.8)	(10.3)	-	(0.3)	(17.4)
depreciation, depletion and amortisation (b)	(20.5)	(181.7)	(13.8)	-	(216.0)
foreign currency translation	18.1	32.8	4.7	-	55.6
reclassifications and other	(4.1)	1.5	14.1	-	11.5
Balance at the end of the financial year	**598.2**	**1,404.3**	**207.0**	**23.6**	**2,233.1**

US$ MILLION YEAR ENDED 31 MARCH 2006	LAND AND BUILDINGS	PLANT AND EQUIPMENT	QUARRY AND OTHER RAW MATERIALS RESERVES	ASSETS HELD FOR DEVELOPMENT	TOTAL
Balance at the beginning of the financial year	477.2	1,123.6	168.9	41.3	1,811.0
acquired (a)	88.8	294.1	8.1	0.9	391.9
disposed of	(3.5)	(7.6)	-	(17.1)	(28.2)
depreciation, depletion and amortisation (b)	(18.0)	(161.2)	(11.3)	-	(190.5)
foreign currency translation	(10.7)	(19.2)	(2.5)	-	(32.4)
reclassifications and other	1.2	5.6	6.0	(1.2)	11.6
Balance at the end of the financial year	**535.0**	**1,235.3**	**169.2**	**23.9**	**1,963.4**

(a) Amounts acquired includes acquisitions through business combinations (refer to Note 35), asset additions, and interest capitalised on major projects (refer to Note 6).

(b) Aggregate depreciation allocated during the year is recognised as an expense and disclosed in Note 7.

Notes to the consolidated financial statements (continued)

17 Intangibles

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Goodwill		
At cost	854.4	893.3
Total goodwill	854.4	893.3
Other intangibles (a)		
At cost	87.2	12.9
Accumulated amortisation	(4.5)	(4.5)
Total other intangibles	82.7	8.4
Total intangibles	937.1	901.7

(a) Other intangibles include non-compete agreements, tradenames, permits and licenses and customer lists. Non-competes and customer lists are amortised on a straight-line basis over the contract period or estimated economic life of two to ten years. Tradenames, permits and licenses are not amortised. Permits and licenses have been acquired through business combinations. They have been granted by the relevant government authority with the option of renewal without significant cost at the end of the end of the contract period, provided the Company remains in compliance with predetermined targets. Based on the Group's ability to remain compliant, and on the Group's history of renewing permits and licenses without significant costs or material modification of terms, permits and licenses have been determined to have an indefinite life.

18 Movements in goodwill and intangibles

US$ MILLION YEAR ENDED 31 MARCH 2007	GOODWILL	OTHER INTANGIBLES	TOTAL
Balance at the beginning of the financial year	893.3	8.4	901.7
acquired	37.3	0.6	37.9
disposed	(3.4)	-	(3.4)
depletion and amortisation	-	(0.8)	(0.8)
foreign currency translation, reclassifications and other (a)	(72.8)	74.5	1.7
Balance at the end of the financial year	854.4	82.7	937.1

(a) Includes reclassification of identified intangibles related to the 2006 Keys acquisition, which were previously recognised in goodwill. Refer to the acquisitions and divestment note (Note 35).

US$ MILLION YEAR ENDED 31 MARCH 2006			
Balance at the beginning of the financial year	802.8	13.3	816.1
acquired	95.1	-	95.1
disposed	(3.9)	(3.7)	(7.6)
depletion and amortisation	-	(1.1)	(1.1)
foreign currency translation reclassification and other	(0.7)	(0.1)	(0.8)
Balance at the end of the financial year	893.3	8.4	901.7

Notes to the consolidated financial statements (continued)

19 Other assets

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current		
Prepayments and other	23.1	20.7
Total other current assets	23.1	20.7
Non-current		
Prepayments (a)	76.9	70.9
Accumulated amortisation	(20.6)	(16.8)
	56.3	54.1
Other (b)	3.3	5.7
Total other non-current assets	59.6	59.8

(a) Mainly quarry development costs. Amortised over the life of the quarry.

(b) Includes fair value of interest rate swaps.

20 Payables

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current payables		
Trade payables	397.2	440.9
Employee benefit payables	80.6	79.4
Other payables	34.0	21.9
Total current payables	511.8	542.2
Non-current payables		
Employee benefit payables	79.1	82.2
Other payables	9.7	11.9
Total non-current payables	88.8	94.1

Notes to the consolidated financial statements (continued)

21 Borrowings (a)

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current		
other secured US$ facilities (b)	0.6	0.8
other A$ facilities	1.0	1.5
other Chinese renminbi (CNY) facilities	4.8	-
Total current maturities of long-term borrowings	6.4	2.3
Short-term borrowings		
bank loans (CNY)	3.0	3.1
Total current borrowings	9.4	5.4
Non-current		
Long-term borrowings		
bonds and notes (c)	349.9	349.9
commercial paper (d)	689.1	-
bank facilities	50.0	285.0
bank facilities (CNY)	-	6.2
other secured US$ facilities (b)	1.2	1.6
other A$ facilities (e)	2.1	2.5
Total non-current borrowings	1,092.3	645.2

(a) Refer to Note 27 Financial Instruments for interest rates on debt.

(b) Secured or collateralised by a charge over property, plant and equipment. The net carrying value of the assets subject to charge as at 31 March 2007 is US$6.1 million (31 March 2006: US$6.3 million).

(c) Maturities of bonds and notes are as follows: US$100.0 million (2007: 4.6%, 2006: 4.6%) maturing August 2010, US$100.0 million (2007: 4.6%, 2006: 4.6%) maturing in December 2010, and US$149.9 million (2007: 7.7%, 2006: 7.7%) maturing July 2025.

(d) During the year ended 31 March 2007 US$4,030.1 million was drawn and US$3,341.0 million was repaid on commercial paper borrowings. Other repayments and borrowings were primarily related to bank facilities.

(e) Includes US$0.1 million (2006: US$0.1 million) secured or collateralised by a charge over property plant and equipment. The net carrying value of the assets subject to charge as at 31 March 2007 is US$0.2 million (31 March 2006: US$0.4 million).

Commercial paper
Rinker group has a commercial paper program based in the United States. The program totals US$1,000.0 million (2006: US$400.0 million). In April 2006 the facility was expanded to US$1,000.0 million and is an evergreen facility. Drawings on the program are backed by the standby facilities referred to below. As at 31 March 2007, US$689.1 million was drawn under the facility.

Bank facilities
Rinker group had total committed credit facilities of US$1,177.5 million (2006: US$1,177.5 million), of which US$1,127.5 million were undrawn at 31 March 2007. These facilities have fixed maturity dates ranging between December 2007 and April 2011. The weighted average commitment fee is 0.11% of the total committed credit facilities. Commitments can be withdrawn following an event of default under the facility agreements.

Other
At 31 March 2007, Rinker group entities had in place uncommitted facilities available for short-term cash advances and the issuance of letters of credit and bank guarantees of US$185.5 million (2006: US$153.1 million). US$95.6 million in letters of credit or bank guarantees were issued against these facilities at 31 March 2007 (2006: US$91.0 million).

Notes to the consolidated financial statements (continued)

22 Provisions

US$ MILLION	31 MARCH 2006	RECOGNISED (a)	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	31 MARCH 2007
Current						
Employee entitlements and retirement benefits	33.6	61.5	(60.1)	–	1.6	**36.6**
Fringe benefits tax	1.0	3.2	(3.4)	–	0.1	**0.9**
Restoration and environmental rehabilitation	3.4	0.8	(1.3)	–	0.2	**3.1**
Uninsured losses and future claims	27.2	68.2	(67.4)	–	0.2	**28.2**
Other	11.0	5.9	(8.6)	–	0.3	**8.6**
Total current provisions	76.2	139.6	(140.8)	–	2.4	**77.4**
Non-current						
Employee entitlements and retirement benefits	46.0	(2.3)	(9.0)	–	2.5	**37.2**
Restoration and environmental rehabilitation	51.6	11.9	–	–	2.8	**66.3**
Uninsured losses and future claims	41.0	(0.7)	–	–	0.5	**40.8**
Other	–	0.2	–	–	–	**0.2**
Total non-current provisions	138.6	9.1	(9.0)	–	5.8	**144.5**

US$ MILLION	31 MARCH 2005	RECOGNISED (a)	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	31 MARCH 2006
Current						
Employee entitlements and retirement benefits	31.0	58.2	(54.6)	–	(1.0)	**33.6**
Fringe benefits tax	0.6	2.9	(2.5)	–	–	**1.0**
Restoration and environmental rehabilitation	2.6	1.1	(0.2)	–	(0.1)	**3.4**
Uninsured losses and future claims	26.4	74.7	(73.8)	–	(0.1)	**27.2**
Other	12.0	3.0	(3.9)	–	(0.1)	**11.0**
Total current provisions	72.6	139.9	(135.0)	–	(1.3)	**76.2**
Non-current						
Employee entitlements and retirement benefits	44.3	8.0	(4.9)	–	(1.4)	**46.0**
Restoration and environmental rehabilitation	43.8	8.9	–	–	(1.1)	**51.6**
Uninsured losses and future claims	41.7	(0.5)	–	–	(0.2)	**41.0**
Total non-current provisions	129.8	16.4	(4.9)	–	(2.7)	**138.6**

(a) The increase during the period in the discounted amount arising from the passage of time is not material, and is included within amounts recognised. Actuarial gains or losses on defined benefit plans are included within amounts recognised as a reduction or increase, respectively.

Notes to the consolidated financial statements (continued)

23 Contributed equity

YEAR ENDED 31 MARCH	ORDINARY SHARES FULLY PAID (a) (NUMBER OF SHARES) 2007	2006	CONTRIBUTED EQUITY (US$ MILLION) 2007	2006
Particulars of shares issued during the year by Rinker Group Limited				
On issue 31 March	**910,116,219**	941,232,368	**1,138.7**	1,475.9
Share buyback (b)	**(15,056,261)**	(31,116,149)	**(155.4)**	(337.2)
Capital return (c)	**–**	–	**(347.3)**	–
Total movements during the period	**(15,056,261)**	(31,116,149)	**(502.7)**	(337.2)
On issue 31 March	**895,059,958**	910,116,219	**636.0**	1,138.7

(a) Fully paid ordinary shares are listed on the Australian Stock Exchange, and carry one vote per share and the right to dividends.

(b) On 12 May 2005, Rinker announced the commencement of a 12 month on-market share buyback of up to 10 per cent of its ordinary shares outstanding at that date. Under the on-market buyback, 31,116,149 shares were repurchased during the year to 31 March 2006, of which 26,203,823 related to the buyback announced 12 May 2005 and the remainder related to a previous buyback program ended 26 May 2005. Shares repurchased were cancelled immediately on receipt.

On 17 July 2006, Rinker announced that a 12 month on-market buyback of up to five per cent of its ordinary shares would commence on 18 August 2006. 15,056,261 shares were repurchased under the on-market buyback prior to it being put on hold in October 2006 due to the Cemex takeover offer. Shares repurchased were cancelled immediately upon receipt.

(c) On 18 July 2006, the shareholders approved a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR). During the year ended 31 March 2006, the return received a favourable class ruling from the Australian Tax Office confirming that it was a 100% capital return. The capital return was paid on 17 August 2006 to shareholders of record as of 25 July 2006.

Notes to the consolidated financial statements (continued)

24 Reconciliation of changes in shareholders' equity

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Issued and paid-up capital		
Balance at the beginning of the financial year	**1,138.7**	1,475.9
Buyback of shares	**(155.4)**	(337.2)
Capital return	**(347.3)**	-
Balance at the end of the financial year	**636.0**	1,138.7
Shares held in trust		
Balance at the beginning of the financial year	**(44.2)**	(21.1)
Shares purchased and held in trust	**(27.0)**	(23.1)
Vested shares transferred to equity reserve	**18.9**	-
Balance at the end of the financial year	**(52.3)**	(44.2)
Foreign currency translation reserve		
Balance at the beginning of the financial year	**162.4**	225.3
Exchange differences relating to overseas net assets net gain (loss) on translation	**108.2**	(60.6)
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	**-**	(2.3)
Balance at the end of the financial year	**270.6**	162.4
Hedging reserve		
Balance at the beginning of the financial year	**2.7**	-
Gain (loss) taken to equity	**(3.5)**	1.4
Adjustment on change in accounting policy	**-**	1.9
Tax impact of (gain) loss on hedging reserve	**1.4**	(0.6)
Balance at the end of the financial year	**0.6**	2.7
Equity based compensation reserve		
Balance at the beginning of the financial year	**17.3**	5.6
Compensation on share-based transactions	**13.9**	8.7
Shares transferred from shares held in trust	**(18.9)**	-
Tax impact of equity based compensation	**3.0**	3.0
Balance at the end of the financial year	**15.3**	17.3
Retained profits		
Balance at the beginning of the financial year	**1,401.3**	858.1
Actuarial gain (loss) on employee benefits	**7.2**	(4.3)
Tax impact of employee benefits	**(2.6)**	1.7
Net profit attributable to members of Rinker Group Limited	**782.4**	740.2
Total available for appropriation	**2,188.3**	1,595.7
Dividends	**(555.6)**	(194.4)
Balance at the end of the financial year	**1,632.7**	1,401.3
Total shareholders' equity attributable to members of Rinker Group Limited	**2,502.9**	2,678.2

25 Minority interests

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Contributed equity	**5.4**	5.4
Reserves	**-**	-
Retained profits	**4.7**	3.7
Minority interests	**10.1**	9.1

Notes to the consolidated financial statements (continued)

26 Auditors' remuneration

THOUSANDS OF DOLLARS YEAR ENDED 31 MARCH	US$ 2007	US$ 2006
Auditing and reviewing the financial report of the parent entity (including the consolidated entity)		
Auditor of parent entity:		
Deloitte Touche Tohmatsu in Australia	793	788
Deloitte Touche Tohmatsu outside of Australia	1,285	1,313
	2,078	2,101
Audit related services:		
Deloitte Touche Tohmatsu in Australia	-	-
Deloitte Touche Tohmatsu outside of Australia	83	55
	83	55
Other fees (a):		
Deloitte Touche Tohmatsu in Australia	218	184
Deloitte Touche Tohmatsu outside of Australia	55	79
	273	263
Total auditors' remuneration	2,434	2,419

(a) Other fees relate to acquisition due diligence work and scrutineering.

27 Financial instruments

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under "Significant accounting policies".

Interest rate exposure

Interest rate exposure is managed with an objective of reducing year to year volatility to interest costs to obtain a stable and predictable interest expense outcome.

To achieve this result, Rinker group entities enter into interest rate hedges using interest rate swaps.

As at 31 March 2007 approximately 99 per cent of the Rinker group's gross debt is US dollar denominated.

Foreign exchange risk exposure

For the year ended 31 March 2007, around 80% of the Rinker group's result was generated by Rinker Materials in the US. For the years presented, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realised exchange gains or losses. As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes. An appreciation of the A$ relative to the US$ would be expected to have a favourable impact on the Rinker group's US$ results.

Funding and liquidity risk

In addition to the high level of free cash flow generated by the group, Rinker arranges its funding to manage liquidity risk by maintaining:

(a) an appropriate maturity profile through the use of long-term borrowings, and avoiding undue concentrations of maturities or refinancing risk;
(b) access to substantial committed bank facilities, with maturities ranging from 364 days to 4 years; and
(c) access to short-term funding sources through, amongst other avenues, the commercial paper market.

This approach provides Rinker with a flexible, cost-effective funding structure that manages risk while allowing the group to respond to strategic opportunities as they arise.

Credit exposure

The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody's or Standard and Poor's rating of at least A3 or A- respectively. The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate derivatives is represented by the fair value of the contracts. The carrying amounts of financial assets included in the Rinker group's financial statements represent the Rinker group's exposure to credit risk in relation to these assets.

Notes to the consolidated financial statements (continued)

27 Financial instruments (continued)

As at 31 March 2007 and 2006, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

Fair value

Except as detailed in the fair value table below, the carrying amount of financial assets and liabilities recorded in the financial statements approximates their fair values. Fair value represents in relation to an asset, the fair value were the asset to be exchanged and in relation to a liability, the fair value were the liability to be settled.

The following assumptions and methods were used to estimate fair value:

Interest rate swaps – The fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short-term loans and deposits, receivables, payables and short-term borrowings – The carrying amounts of these financial instruments approximate fair value due to their short maturity.

Long-term borrowings – The present value of expected cash flows have been used to determine fair value using interest rates derived from market parameters that accurately reflect their term structure.

Interest rate swap contracts

Under interest rate swap contracts, the consolidated entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the consolidated entity to mitigate the risk of changing interest rates on debt outstanding. The fair value of interest rate swaps are based on market values of equivalent instruments at the reporting date and are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at reporting date:

Outstanding Floating to Fixed Contracts US$ MILLION As at 31 March	Average contracted fixed interest rate % 2007	 2006	Notional principal amount 2007	 2006	Fair value 2007	 2006
Less than 1 year	3.5%	3.3%	125	125	1.0	1.6
1 to 2 years	-	3.5%	–	125	–	2.9
			125	250	1.0	4.5

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the group's financial instruments.

US$ MILLION AS AT 31 MARCH	CARRYING AMOUNT 2007	 2006	FAIR VALUE 2007	 2006
Financial assets:				
Cash and cash equivalents	185.9	289.1	185.9	289.1
Trade receivables	607.8	646.7	607.8	646.7
Other receivables	85.9	70.8	85.9	70.8
Interest rate swaps (fixed rate payer against US$ Libor)	1.0	4.5	1.0	4.5
Other financial assets	40.3	32.6	40.3	32.6
Financial liabilities:				
Trade payables	(397.2)	(440.9)	(397.2)	(440.9)
Other payables	(203.4)	(195.4)	(203.4)	(195.4)
Provisions	(221.9)	(214.8)	(221.9)	(214.8)
Long-term debt				
Fixed rate US$ debt (bonds and notes)	(349.9)	(349.9)	(373.0)	(389.9)
Floating rate US$ debt (bank facilities)	(50.0)	(285.0)	(50.0)	(285.0)
Floating rate US$ debt (commercial paper)	(689.1)	–	(689.1)	–
Fixed rate US$ debt (other facilities)	(1.8)	(2.4)	(1.8)	(2.4)
Other A$ debt	(3.1)	(4.0)	(3.1)	(4.0)
Other CNY debt	(4.8)	(6.2)	(4.8)	(6.2)
Short-term debt				
Fixed rate CNY debt	(3.0)	(3.1)	(3.0)	(3.1)
Total	(1,003.3)	(458.0)	(1,026.4)	(498.0)

Notes to the consolidated financial statements (continued)

27 Financial instruments (continued)

Interest rate sensitivity and risk management

The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group's interest rate exposure and should be read in conjunction with Note 21.

Gains/losses on hedging instruments recognised directly in equity are shown in the Statement of Recognised Income and Expense.

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

INTEREST RATE RISK EXPOSURE US$ MILLION AS AT 31 MARCH 2007	WEIGHTED AVERAGE TERM IN YEARS	WEIGHTED AVERAGE RATE %PA (a)	FIXED MATURITIES 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	NON-INTEREST BEARING	TOTAL
Financial assets:										
Cash and cash equivalents										
(variable interest rate)	-	5.3	185.9	-	-	-	-	-	-	185.9
Interest rate swaps										
(fixed rate payer against US$ Libor)	0.3	3.5	-	-	-	-	-	-	1.0 (c)	1.0
Financial liabilities:										
Long-term debt										
Fixed rate US$ debt (bonds and notes)	9.9	5.8	-	-	-	(200.0)	-	(149.9)	-	(349.9)
Floating rate US$ debt (bank facilities) (b)	4.0	5.5	-	-	-	-	(50.0)	-	-	(50.0)
Floating rate US$ debt (commercial paper)	2.7	5.6	-	(19.1)	(190.0)	(450.0)	(30.0)	-	-	(689.1)
Fixed rate US$ debt (other facilities)	4.4	5.5	(0.6)	(0.4)	(0.3)	(0.2)	-	(0.3)	-	(1.8)
Other A$ debt	15.1	1.6	(1.0)	(0.5)	(0.4)	(0.4)	(0.4)	(0.4)	-	(3.1)
Other CNY debt	0.1	5.2	(4.8)	-	-	-	-	-	-	(4.8)
Short-term debt										
Fixed rate CNY debt	-	4.9	(3.0)	-	-	-	-	-	-	(3.0)
Total			176.5	(20.0)	(190.7)	(650.6)	(80.4)	(150.6)	1.0	(914.8)

INTEREST RATE RISK EXPOSURE US$ MILLION AS AT 31 MARCH 2006	WEIGHTED AVERAGE TERM IN YEARS	WEIGHTED AVERAGE RATE %PA (a)	FIXED MATURITIES 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	NON-INTEREST BEARING	TOTAL
Financial assets:										
Cash and cash equivalents										
(variable interest rate)	-	4.5	289.1	-	-	-	-	-	-	289.1
Interest rate swaps										
(fixed rate payer against US$ Libor)	1.0	3.4	-	-	-	-	-	-	4.5 (c)	4.5
Financial liabilities:										
Long-term debt										
Fixed rate US$ debt (bonds and notes)	10.9	5.8	-	-	-	-	(200.0)	(149.9)	-	(349.9)
Floating rate US$ debt bank facilities (b)	3.5	5.0	-	-	-	(130.0)	(155.0)	-	-	(285.0)
Fixed rate US$ debt (other facilities)	4.6	5.8	(0.8)	(0.5)	(0.3)	(0.3)	(0.2)	(0.3)	-	(2.4)
Other A$ debt	10.3	1.2	(1.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	-	(4.0)
Other CNY debt	1.1	5.1	-	(6.2)	-	-	-	-	-	(6.2)
Short-term debt										
Fixed rate CNY debt	-	4.9	(3.1)	-	-	-	-	-	-	(3.1)
Total			283.7	(7.2)	(0.8)	(130.8)	(355.7)	(150.7)	4.5	(357.0)

(a) Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b) This debt can be refinanced using existing standby facilities.

(c) This represents the fair value of the swaps. The fair value does not mature or require repayment.

Notes to the consolidated financial statements (continued)

28 Contracted capital expenditure

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Contracted capital expenditure		
Estimated capital expenditure contracted for at balance date but not provided for:		
Payable within one year – controlled entities	145.7	61.5
Payable within one year – associate entities	3.7	2.3
Total contracted capital expenditure	**149.4**	63.8

29 Contracted operating lease and hire expenditure

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements:		
land and buildings	131.0	98.8
quarry and other raw material reserves	93.5	89.2
plant and equipment	44.9	33.2
	269.4	221.2
Contracted operating lease and hire expenditure comprises:		
Operating leases		
Non-cancellable payable		
within 1 year	34.5	35.7
between 1 and 3 years	60.4	53.1
between 3 and 5 years	39.3	35.2
after 5 years	79.5	62.5
	213.7	186.5
Other operating leases		
within 1 year	5.5	5.5
between 1 and 3 years	9.4	6.5
between 3 and 5 years	6.3	3.9
after 5 years	10.9	10.5
	32.1	26.4
Consolidated entity's share of associate entities' operating lease and hire expenditure commitments:		
within 1 year	3.6	1.8
between 1 and 3 years	5.5	2.5
between 3 and 5 years	4.2	1.0
after 5 years	10.3	3.0
	23.6	8.3
Total operating lease and hire expenditure	**269.4**	221.2
Finance leases payable		
within 1 year	0.1	0.2
between 1 and 3 years	–	0.1
between 3 and 5 years	–	–
Total minimum finance lease payments	**0.1**	0.3
Less amounts provided for in the financial statements		
current lease liabilities	0.1	0.2
non-current lease liabilities	–	0.1
Finance lease expenditure not otherwise provided for in the financial statements	–	–
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	**269.4**	221.2

Contingent rentals for 2007 and 2006 financial years were not material. The leases on most of the Rinker group's rental premises contain renewal options. The Rinker group's decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof. Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

Notes to the consolidated financial statements (continued)

30 Impairment testing
Under A-IFRS, the Rinker group reviews the carrying amounts of its tangible and intangible assets annually at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, the Rinker group is required to write-down these assets to their estimated recoverable amount, generally the higher of fair value less costs to sell and value in use. Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amounts involve significant judgments by Rinker group entities' management and represent the estimated current value of the cash flows arising from the proposed continued use or the sale of the assets. In calculating recoverable amounts, Rinker group entities discount cash flows to present value. Management calculates the cash flows utilising forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. Rinker group entities' management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Impairment losses are measured as the amount by which the carrying value of the assets exceeds their recoverable amount as calculated above. Impairment losses are recognised immediately in earnings. There were no material impairment losses in fiscal years presented in this report.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in earnings.

Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions. Key assumptions include discount rates, sales volumes, average selling price and cost assumptions. Discount rates are based on the estimated cost of capital in the applicable country. Sales volumes, average selling price and cost assumptions all use historical results as a base and are adjusted based on forecast assumptions derived from past experience. Adjustments include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity's position in the market for the business under review.

Goodwill and intangible assets with indefinite lives are tested for impairment annually at the balance date and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Goodwill is disclosed by Segment in Note 2 of the financial statements.

31 Non-cash financing and investing activities
There were no material non-cash transactions during the years shown other than those disclosed elsewhere in the financial statements.

32 Related party information
Transactions within wholly-owned group
During the year Rinker Group Limited received dividends from its wholly-owned controlled entities, advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All transactions during the year ended 31 March 2007 with related parties were on commercial terms and conditions. Other than as described above or in Note 34, no material amounts were receivable from, or payable to, related parties as at 31 March 2007 and 2006, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

Directors and director-related entities
The directors who held office during the year and their holdings of Rinker Group Limited securities, are detailed in the table below. Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company's constitution in respect of entitlements to retirement and termination payments.

Transactions with directors and director-related entities
During the fiscal year ended 31 March 2006 Rinker group entities purchased services at arm's length terms from trucking services companies whose president is a stepson of Karl H. Watson, Sr, a key manager and director of Rinker Materials of Florida, Inc. and Florida Crushed Stone Company before his retirement at 31 March 2006. The purchases totalled US$17,261,000. The outstanding payables balance at 31 March 2006 was US$0.2 million.

Other transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favourable than those available to other customers, employees, or shareholders include: the acquisition of shares in Rinker Group Limited under the employee share plans, dividends from ordinary shares in Rinker Group Limited, the sale of goods and services, contracts of employment and reimbursement of expenses, and contracts of employment with relatives of directors on either a full-time or work experience basis.

Notes to the consolidated financial statements (continued)

32 Related party information (continued)
Shareholdings of directors and director-related entities
The holdings of directors at 31 March 2007 is given below.

	NATURE OF HOLDINGS (1)	NOTE	BALANCE 31 March 2006	GRANTED SUBJECT TO PERFORMANCE HURDLE	NET CHANGES OTHER (2)	BALANCE 31 March 2007
John Arthur	Ordinary		17,663	–	–	17,663
	CASP / PSP	3	–	–	–	–
	ESAP	4	23,301	–	6,578	29,879
	US Deferral Plan	5	–	–	–	–
	Total		**40,964**	–	**6,578**	**47,542**
David Clarke	Ordinary		261,499	–	–	261,499
	CASP / PSP	3	993,000	400,000	–	1,393,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	249,020	–	–	249,020
	Total		**1,503,519**	**400,000**	–	**1,903,519**
Marshall Criser	Ordinary		48,500	–	10,000	58,500
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	US Deferral Plan	5	3,782	–	4,498	8,280
	Total		**52,282**	–	**14,498**	**66,780**
John Ingram	Ordinary		15,000	–	7,280	22,280
	CASP / PSP	3	–	–	–	–
	ESAP	4	3,401	–	1,088	4,489
	US Deferral Plan	5	–	–	–	–
	Total		**18,401**	–	**8,368**	**26,769**
John Morschel	Ordinary		39,640	–	–	39,640
	CASP / PSP	3	–	–	–	–
	ESAP	4	24,441	–	4,081	28,522
	US Deferral Plan	5	–	–	–	–
	Total		**64,081**	–	**4,081**	**68,162**
Walter Revell	Ordinary		20,000	–	–	20,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	US Deferral Plan	5	–	–	–	–
	Total		**20,000**	–	–	**20,000**
Jack Thompson	Ordinary		–	–	6,000	6,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	US Deferral Plan	5	–	–	–	–
	Total		–	–	**6,000**	**6,000**

Notes to the consolidated financial statements (continued)

32 Related party information (continued)

Shareholdings of executives and executive-related entities

The holdings of executives at 31 March 2007 is given below.

	NATURE OF HOLDINGS (1)	NOTE	BALANCE 31 March 2006	GRANTED SUBJECT TO PERFORMANCE HURDLE	NET CHANGES OTHER (2)	BALANCE 31 March 2007
Peter Abraham	Ordinary		130,973	–	–	130,973
	CASP / PSP	3	107,796	35,000	–	142,796
	ESAP	4	12,305	–	2,176	14,481
	US Deferral Plan	5	–	–	–	–
	Total		**251,074**	**35,000**	**2,176**	**288,250**
David Berger	Ordinary		36,162	–	–	36,162
	CASP / PSP	3	231,000	80,000	–	311,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	118,251	–	–	118,251
	Total		**385,413**	**80,000**	**–**	**465,413**
Tom Burmeister	Ordinary		20,000	–	–	20,000
	CASP / PSP	3	233,000	80,000	–	313,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	63,307	–	–	63,307
	Total		**316,307**	**80,000**	**–**	**396,307**
Sharon DeHayes	Ordinary		21,495	–	–	21,495
	CASP / PSP	3	230,000	80,000	–	310,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	47,348	–	–	47,348
	Total		**298,843**	**80,000**	**–**	**378,843**
Mike Egan	Ordinary		1,846	–	21	1,867
	CASP / PSP	3	126,100	55,000	–	181,100
	ESAP	4	–	–	–	–
	US Deferral Plan	5	47,832	–	–	47,832
	Total		**175,778**	**55,000**	**21**	**230,799**
Ira Fialkow	Ordinary		24,370	–	–	24,370
	CASP / PSP	3	205,000	80,000	–	285,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	86,294	–	–	86,294
	Total		**315,664**	**80,000**	**–**	**395,664**
Duncan Gage	Ordinary		–	–	–	–
	CASP / PSP	3	210,000	80,000	–	290,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	40,121	–	–	40,121
	Total		**250,121**	**80,000**	**–**	**330,121**
Debra Stirling	Ordinary		214,127	–	13	214,140
	CASP / PSP	3	74,531	15,000	–	89,531
	ESAP	4	57,043	–	18,236	75,279
	US Deferral Plan	5	–	–	–	–
	Total		**345,701**	**15,000**	**18,249**	**378,950**
Karl Watson Jr	Ordinary		13,100	–	31,927	45,027
	CASP / PSP	3	280,369	80,000	–	360,369
	ESAP	4	143,768	–	–	143,768
	US Deferral Plan	5	75,220	–	–	75,220
	Total		**512,457**	**80,000**	**31,927**	**624,384**

No directors or senior executives have entered into transactions that would limit the economic risk of their holdings in Rinker shares. Effective October 2006, the board formally established the Rinker Group Limited No Hedging Policy. This policy prohibits the hedging of any shares or American Depositary Receipts (ADRs) held by a director or senior executive either personally or in connection with qualified and/or unqualified Cash Award Share Plan (CASP) or PSP shares. Annually, executives are required to certify that they have not hedged any security interest in CASP, PSP and/or in any Rinker shares or ADRs held.

1. Includes ADRs (if applicable).
2. Includes changes resulting from purchases and sales during the year. This column will also show the qualifications or forfeiture of shares held under PSP.
3. The CASP shares whose performance period concluded during the year ended 31 March 2007 became 100% qualified based on successfully meeting pre-established performance criteria. As at 31 March 2007, no CASP shares had been withdrawn by Key Management Personnel and none of the PSP shares had yet qualified, therefore, they continue to be included under the CASP/PSP balance. The PSP shares granted during the year ended 31 March 2005 are eligible for qualification subsequent to 31 March 2007. The PSP shares granted during the year ended 31 March 2007 were granted on 10 May 2006.
4. Shares purchased by the executive under the Employee Share Acquisition Plan (ESAP) scheme.
5. Shares acquired under Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

Notes to the consolidated financial statements (continued)

33 Employee benefits

Rinker Group Limited and its controlled entities participate in a number of defined benefit and contribution funds in Australia and the United States. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependents on death. The estimated liability for the total defined benefit obligation is accrued on the balance sheet. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

Defined benefit funds

The benefits provided by the defined benefit fund is based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members' benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognised Income and Expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has been recognised as a liability in the financial statements.

For US and Australian plans, the plan actuaries have not recommended that additional contributions beyond the current contribution level be made. Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates, and salary increases.

Harwood superannuation fund

In Australia, Rinker group entities participate in the defined benefit Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. The benefits provided by the defined benefit fund is based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. CSR Limited and Rinker Group Limited each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker Group Limited is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed within the Rinker group post-demerger by their respective group companies.

Key assumptions used (expressed as weighted averages):	2007 %	2006 %
Discount rate(s)	**5.9%**	5.6%
Expected return on plan assets (a)	**7.9%**	7.9%
Expected rate(s) of salary increase	**4.0%**	4.0%

(a) To develop the expected long-term rate of return on assets assumption, Rinker group considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Amounts recognised in income in respect of these defined benefit plans are as follows:		
Current service cost	**2.7**	2.6
Interest cost	**4.5**	4.2
Expected return on plan assets	**(3.8)**	(3.8)
Total included in employee benefit expense	**3.4**	3.0
Actuarial (gains) losses incurred during the year and recognised in the Statement of Recognised Income and Expense	**(8.3)**	4.8
Adjustments recognised in the Statement of Recognised Income and Expense for restrictions on the defined benefit asset	**1.2**	–
Cumulative actuarial gains and losses recognised in the Statement of Recognised Income and Expense	**1.6**	8.7

Notes to the consolidated financial statements (continued)

33 Employee benefits (continued)

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
The amount included in the balance sheet arising from the entity's obligations in respect of its defined benefit plans is as follows:		
Present value of funded defined benefit obligations	83.7	83.1
Fair value of plan assets	71.6	58.2
Net liability (asset) arising from defined benefit obligations	12.1	24.9
Movements in the present value of the defined benefit obligations were as follows:		
Defined benefit obligation at the beginning of the year	83.1	76.7
Current service cost	2.7	2.6
Interest cost	4.5	4.2
Actuarial (gains) losses	(4.9)	5.5
Benefits paid	(2.9)	(5.1)
Foreign exchange adjustments	1.2	(0.8)
Defined benefit obligation at the end of the year	83.7	83.1
Movements in the present value of the plan assets were as follows:		
Fair value of plan assets at the beginning of the year	58.2	54.8
Expected return on plan assets	3.8	3.8
Actuarial gains (losses)	3.4	0.7
Contributions from employer	8.9	4.9
Benefits paid	(2.9)	(5.1)
Restrictions on asset recognised	(1.2)	-
Foreign exchange adjustments	1.4	(0.9)
Fair value of plan assets at the end of the year	71.6	58.2

The actual return on plan assets was US$6.0 million (2006: US$4.5 million).
The Group expects to contribute US$7.5 million to its defined benefit funds during the fiscal year ended 31 March 2008.

Historical information on defined benefit plans is as follows:

AS AT AND YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006	US$ MILLION 2005
Present value of funded defined benefit obligations	83.7	83.1	76.7
Fair value of plan assets	71.6	58.2	54.8
Deficit	12.1	24.9	21.9

The analysis of the plan assets at the balance sheet date is as follows:

AS AT 31 MARCH	Fair value of plan assets 2007 %	2006 %
Equity Securities	55%	55%
Debt Securities	36%	38%
Real Estate	6%	6%
Other	3%	1%
Total	100%	100%

Notes to the consolidated financial statements (continued)

33 Employee benefits (continued)

Post-employment medical benefits plans

Rinker Materials subsidises post-retirement medical benefits in the United States to certain employees and pensioners on a pay-as-you-go basis. The group's cash contributions for the year ended 31 March 2007 totalled US$0.1 million (2006: US$0.1 million). US$0.1 million was recognised in expense in respect of these plans during fiscal year 2007 (2006: US$0.1 million). Actuarial gains of US$0.1 million (2006: US$0.6 million) were recognised directly in the Statement of Recognised Income and Expense. The total deficit of US$1.4 million (2006: US$1.5 million) based on the last actuarial review was recognised in the balance sheet.

AS AT 31 MARCH	2007	2006
Weighted average assumptions used to determine benefit obligations:		
Discount rate	**5.9%**	5.6%
Health care cost trend rate assumed for next year	**9.0%**	10.5%
Ultimate trend rate	**5.5%**	5.5%
Year that the rate reaches the ultimate trend rate	**2009**	2009
Measured date	**31-Mar-07**	31-Mar-06

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Effect of 1% increase in medical trend rate:		
Present value of defined post-retirement benefit obligation	**0.2**	0.2
Sum of service cost plus interest cost	**-**	-
Effect of 1% decrease in medical trend rate:		
Present value of defined post-retirement benefit obligation	**(0.2)**	(0.2)
Sum of service cost plus interest cost	**-**	-

Multi-employer plans

Rinker group contributes to a number of multi-employer defined benefits plans, under the terms of enterprise bargaining/union agreements. Under the terms of these plans, Rinker is not entitled to obtain sufficient information to account for the plans as a defined benefit plan. Contributions to these plans are expensed in the period incurred, and amounted to US$13.3 million during 2007 (2006: US$12.3 million).

Defined contribution plans

Rinker group contributes to a number of defined contribution plans. Contributions to these plans are expensed in the period incurred, and amounted to US$18.5 million during 2007 (2006: US$18.6 million).

Universal share plan (USP)

Rinker's Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. The plan encourages general employee share ownership and enables participants to qualify for the limited favorable tax treatment available in Australia for broad based employee share plans. For this reason, this plan is not subject to performance conditions. Employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.

No loan facility is offered under USP. Shares acquired under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares, and are purchased on market during appropriate trading windows. During the year ended 31 March 2007, 132,796 shares were purchased in total for the 1,406 employees (2006: 1,565) who participated in USP.

Shares acquired under USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company.

Rinker employee share acquisition plan (Rinker ESAP)

The Employee Share Acquisition Plan (ESAP) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax compensation or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant. These shares are not subject to performance conditions since they are being purchased in lieu of receiving bonuses where the performance condition has already been satisfied or are being purchased with fixed compensation.

Eligibility to participate in ESAP is determined by the Rinker board. Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to them. Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board. Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions). Participants may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such direction, the shares will not be voted.

Notes to the consolidated financial statements (continued)

34 Equity accounting information

			Ownership interest % 2007	Ownership interest % 2006	Carrying amount US$ million 2007	Carrying amount US$ million 2006
Name of entity	**Principal activity**	**Country of incorporation**				
Cement Australia Holdings Pty Limited (a)	cement manufacture	Australia	25	25	120.4	108.9
Metromix Pty Limited	pre-mixed concrete	Australia	50	50	9.9	8.8
Penrith Lakes Development Corporation Ltd (b) (c)	aggregates	Australia	40	40	–	–
Granite Canyon Joint Venture (a)	aggregates	USA	49	49	4.9	4.8
Other immaterial associates					3.1	2.8
Associates (d)					138.3	125.3
Cement Australia Partnership (a)	cement distribution	Australia	25	25	7.4	5.5
Other immaterial partnerships					2.3	2.1
Partnerships (e)					9.7	7.6
Total associate entities					148.0	132.9

(a) The year end is 31 December.

(b) The year end is 30 June.

(c) In fiscal year 2006, the group's share of accumulated losses of Penrith Lakes Development Corporation (PLDC) beyond the value of its equity investment were recognised as a reduction of long-term loans advanced to the company, which, in substance, form part of Rinker's investment in PLDC.

(d) Not quoted on stock exchange.

(e) Not included above is the group's 50% partnership interest in Emoleum which was disposed during the year ended 31 March 2006.

	US$ million 2007	US$ million 2006
Equity accounted amount of investments at the beginning of the financial year	132.9	159.6
Share of associate entities' profit before income tax expense	27.6	37.8
Share of income tax expense	(2.3)	(5.2)
Dividends and distributions received	(25.9)	(29.4)
Recognised against non-current receivables which in substance form part of the net investment in PLDC	(0.6)	(0.9)
Disposal of equity accounted investment	–	(21.9)
Capital invested	0.1	2.6
Foreign currency translation and other	16.2	(9.7)
Equity accounted amount of investments at the end of the financial year	148.0	132.9

Year ended 31 March	US$ million 2007	US$ million 2006
Summarised financial performance of associate entities		
Revenue	1,129.1	1,252.8
Net profit	88.4	113.9

As at 31 March	US$ million 2007	US$ million 2006
Summarised financial position of associate entities		
Assets		
cash	8.8	8.9
other current assets	267.2	225.4
property, plant and equipment	590.7	519.7
other non-current assets	355.6	319.4
Liabilities		
current accounts payable	(156.4)	(127.8)
current borrowings and other liabilities	(445.4)	(57.2)
non-current liabilities	(289.8)	(566.0)
Net assets	330.7	322.4

Notes to the consolidated financial statements (continued)

34 Equity accounting information (continued)

AS AT AND YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Balances and transactions with associate entities		
Current loans and receivables	**37.4**	4.2
Non-current loans and receivables	**39.3**	58.8
New loans and receivables	**9.6**	15.0
Loans and receivables repaid	**0.8**	25.0
Current payables	**39.5**	33.0
Purchases of goods and services	**238.8**	218.8
Sale of goods and services	**5.6**	41.8
Dividends and distributions received and receivable	**25.9**	29.4

35 Acquisitions and disposals of controlled entities and businesses

During fiscal years 2007 and 2006 the Rinker group completed certain acquisitions and disposals that were not individually significant to the company's results of operations and financial position. The fair value of the aggregate net assets acquired/disposed and the aggregate consideration paid/received is presented below.

Value of net assets of controlled entities and businesses acquired (disposed) (a) (b)	CONSOLIDATED ACQUISITIONS US$ MILLION 2007	2006	CONSOLIDATED DISPOSALS US$ MILLION 2007	2006
Cash	**0.9**	–	–	–
Receivables	**1.7**	15.8	–	12.7
Inventories	**5.5**	5.2	**0.6**	1.3
Other current assets	–	0.1	–	–
Investments	–	2.6	–	21.9
Property, plant and equipment	**55.7**	49.4	**2.8**	2.2
Intangibles	**0.6**	74.2	–	–
Other non-current assets	**0.5**	–	–	1.8
Payables	**(0.2)**	(3.6)	–	(12.0)
Provisions	**(5.2)**	(0.3)	–	(2.4)
	59.5	143.4	**3.4**	25.5
Goodwill acquired /disposed (c)	**37.3**	20.9	**2.8**	3.9
Divestment expenses	–	–	–	1.0
Gain (loss) on disposal	–	–	**3.1**	24.1
Total cash consideration (d)	**96.8**	164.3	**9.3**	54.5
Cash balances (acquired)	**(0.9)**	–	–	–
Deferred consideration and other	**1.3**	(3.5)	**(0.1)**	(0.8)
Total flow of cash	**97.2**	160.8	**9.2**	53.7

(a) Operating results of the entities acquired (disposed of) are included in the income statement from the date acquired (up to the date disposed). The results since acquisition are not material to the Rinker group's financial results.

(b) Value of assets acquired represents the fair value of the assets and liabilities acquired as measured at the acquisition date. The carrying amount of the net assets acquired was approximately US$47.2 million (2006: US$62.8 million). The difference between the fair value and the carrying amount relates primarily to property, plant and equipment, customer list intangible assets and permit intangible assets.

(c) Included in goodwill recognised are items that cannot be individually separated and reliably measured due to their nature. These include new customers and synergy benefits.

(d) Total consideration for the fiscal year ended 31 March 2006 is primarily composed of the acquisition of Keys Concrete on 2 March 2006. Due to the proximity to the year ended 31 March 2006, the fair values assigned to the assets and liabilities for the Keys acquisition were determined provisionally. During the year ended 31 March 2007 the fair value assessment was completed. The final valuation resulted in the inclusion of US$74.2 million of indefinite life identifiable intangibles, primarily permits and licenses, previously recorded as goodwill. For the fiscal year ended 31 March 2007, the initial accounting for certain acquisitions was determined provisionally due to the proximity to year end.

Notes to the consolidated financial statements (continued)

36 Particulars relating to consolidated entities

	Country of incorporation	% Rinker Group ownership 2007	2006
Parent entity			
Rinker Group Limited			
Consolidated entities			
ALC Las Vegas Mining Claims, LLC	USA	**100**	100
American Limestone West, LLC	USA	**100**	100
ARC Management Company, Inc.	USA	**100**	100
ARC Materials Corporation	USA	**100**	100
Ave Maria Rinker Materials, LLC	USA	**51**	51
ACN 065 064 502 Pty Ltd.	Australia	**100**	100
Bettaform Constructions Pty Ltd	Australia	**100**	100
Birchtown Holdings, Inc.	Canada	**100**	100
Broadway & Frame Premix Concrete Pty Ltd	Australia	**100**	100
CMR SKCOR Holdings, LLC (c)	USA	**100**	-
D&D Paving Company (d)	USA	**100**	-
Excel Concrete (NSW) Pty Ltd	Australia	**100**	100
Excel Concrete Pty Ltd	Australia	**100**	100
Florida Crushed Stone Company	USA	**100**	100
Fort Calhoun Stone Company	USA	**100**	100
Guernsey Stone Company	USA	**100**	100
HBM Land, LLC	USA	**100**	100
Hydro Conduit Corporation	USA	**100**	100
Hydro Conduit Management Company, Inc.	USA	**100**	100
Hydro Conduit of Texas, LP	USA	**100**	100
Hydro Investments, Inc.	USA	**100**	100
Loven, Inc.	USA	**100**	100
LV Western Mining Claims, LLC	USA	**100**	100
Marana Golf Inc.	USA	**100**	100
Mili, L.L.C.	USA	**100**	100
Minicon Pty Ltd	Australia	**100**	100
New Cambria Group, Inc.	Canada	**100**	100
New Line Transport, LLC (c)	USA	**100**	-
Northwest Materials Holding Company	USA	**100**	100
Oxi Golf, LLC (b)	USA	**50**	50
Oxi, L.L.C.	USA	**100**	100
Pacific Rock Products Trucking, L.L.C.	USA	**100**	100
Pacific Rock Products, L.L.C.	USA	**100**	100
Port Roseway Marine, Inc.	Canada	**100**	100
Quality Ready Mix, Inc. (b)	USA	**50**	50
Readymix Cement Pty Ltd	Australia	**100**	100
Readymix Materials Holdings, LLC	USA	**100**	100
Readymix Properties Pty Ltd	Australia	**100**	100
Rinker Australia Pty Limited	Australia	**100**	100
Rinker Group Share Plan Pty Ltd	Australia	**100**	100
Rinker Jamaica Ltd.	Jamaica	**100**	100
Rinker Materials AM Holdings, LLC	USA	**100**	100
Rinker Materials (Qingdao) Co Ltd	China	**100**	100
Rinker Materials (Tianjin) Co Ltd	China	**100**	100
Rinker Management Company, Inc.	USA	**100**	100
Rinker Materials Caribbean, LLC	USA	**100**	100
Rinker Materials Corporation	USA	**100**	100
Rinker Materials Leasing L.L.C.	USA	**100**	100
Rinker Materials Nevada, Inc.	USA	**100**	100
Rinker Materials of Florida, Inc.	USA	**100**	100
Rinker Materials South Central, Inc.	USA	**100**	100
Rinker Materials Steel Framing, Inc.	USA	**100**	100
Rinker Materials SW Florida Limestone Holdings, LLC (c)	USA	**100**	-
Rinker Materials SW Florida Sand Holdings, LLC (c)	USA	**100**	-
Rinker Materials West, LLC	USA	**100**	100
Rinker Materials Western, Inc.	USA	**100**	100
Rinker Modular Systems, LLC	USA	**100**	100
Rinker Offshore Aggregates (D.R.) Pty. Ltd (a)	Australia	**100**	100
Rinker Offshore Aggregates (Holdings) Pty. Ltd	Australia	**100**	100
Rinker St. Lucia Ltd.	St Lucia	**100**	100
Salem Black Top and Asphalt Paving, Inc. (d)	USA	**100**	-
SKCOR, LLC	USA	**100**	100
Solano Concrete Company, Inc.	USA	**100**	100
Steel Construction Systems	USA	**55**	55
Tanner Companies (Yuma) Inc.	USA	**100**	100
Twin Mountain Rock Company	USA	**100**	100
Twin Mountain Rock Venture	USA	**51**	51
United Metro Materials Inc.	USA	**100**	100
Western Equipment Company	USA	**100**	100
Wilson Concrete Company	USA	**100**	100

(a) Legal name of controlled entity changed during the year

(b) 50% owned entity controlled as Rinker group exerts management control over entity

(c) Controlled entity formed during the year

(d) Controlled entity acquired during the year

Notes to the consolidated financial statements (continued)

37 Contingent liabilities

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Contingent liabilities, capable of estimation, arise in respect of the following categories		
Performance bonds provided to third parties	94.5	87.7
Bank guarantees given by Rinker group (a)	95.6	91.0
Total contingent liabilities	190.1	178.7

(a) Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. The total bank guarantee facility available is US$185.5 million. No specific Rinker group assets are pledged as security for the bank guarantees. The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles. No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial. No payments have been made by the banks under these guarantees in years ended 31 March 2007 or 2006.

Rinker Australia Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers' compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated group. Based on current information, it does not appear that any resulting liability would materially affect the financial position of the consolidated entity.

Notes to the consolidated financial statements (continued)

38 Key management personnel

Table 1: Compensation for Key Management Personnel (Amounts in US$)

		SHORT-TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS		SHARE-BASED INCENTIVES	TOTAL	% PERF RELATED
NON-EXECUTIVE DIRECTORS		BASE SALARY AND FEES(1)	SHORT-TERM INCENTIVE (1) (2)	NON-MONETARY AND OTHER BENEFITS (3)	PENSION AND SUPER-ANNUATION	OTHER POST EMPLOYMENT (4)	EQUITY (5)		
John Morschel (6) (7)	**2007**	**$288,874**	**NA**	**NA**	**NA**	**$31,591**	**NA**	**$320,465**	**NA**
chairman	2006	$247,203	NA	NA	NA	NA	NA	$247,203	NA
Marshall Criser (6) (8)	**2007**	**$207,989**	**NA**	**NA**	**NA**	**$10,320**	**NA**	**$218,309**	**NA**
deputy chairman	2006	$179,784	NA	NA	NA	NA	NA	$179,784	NA
John Arthur (6) (7) (9)	**2007**	**$131,727**	**NA**	**NA**	**NA**	**$6,398**	**NA**	**$138,125**	**NA**
director	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
John Ingram (6) (7)	**2007**	**$134,038**	**NA**	**NA**	**NA**	**NA**	**NA**	**$134,038**	**NA**
director	2006	$107,870	NA	NA	NA	NA	NA	$107,870	NA
Walter Revell (6)	**2007**	**$124,794**	**NA**	**NA**	**NA**	**$5,959**	**NA**	**$130,753**	**NA**
director	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
Jack Thompson (6) (10)	**2007**	**$100,117**	**NA**	**NA**	**NA**	**NA**	**NA**	**$100,117**	**NA**
director	2006	NA	NA	NA	NA	NA	NA	NA	NA
Sub-total	**2007**	**$987,539**	**NA**	**NA**	**NA**	**$54,268**	**NA**	**$1,041,807**	**NA**
non-executive directors	2006	$744,605	NA	NA	NA	NA	NA	$744,605	NA
SENIOR EXECUTIVES									
David Clarke (11) (12)	**2007**	**$916,650**	**$1,327,153**	**$55,143**	**$854,065**	**$106,393**	**$3,362,400**	**$6,621,804**	**71%**
chief executive officer	2006	$857,500	$1,800,000	$61,100	$595,085	$116,676	$1,774,400	$5,204,761	69%
Karl Watson, Jr. (12)	**2007**	**$370,750**	**$439,221**	**$31,351**	**$0**	**$55,310**	**$740,176**	**$1,636,808**	**72%**
president-Rinker Materials West	2006	$352,000	$449,540	$68,465	$0	$36,440	$464,331	$1,370,776	67%
Thomas Burmeister (12)	**2007**	**$370,750**	**$387,693**	**$40,512**	**$0**	**$59,085**	**$732,767**	**$1,590,807**	**70%**
chief financial officer	2006	$357,000	$473,200	$39,015	$0	$49,852	$415,167	$1,334,234	67%
Sharon DeHayes (6) (12)									
president – Florida Materials	**2007**	**$355,450**	**$306,982**	**$117,737**	**$0**	**$52,989**	**$723,367**	**$1,556,525**	**66%**
and Gypsum Supply	2006	$337,000	$311,897	$170,006	$0	$47,475	$405,767	$1,272,145	56%
David Berger (12)	**2007**	**$361,550**	**$378,039**	**$19,245**	**$0**	**$54,579**	**$726,500**	**$1,539,913**	**72%**
vp – strategy and development	2006	$340,000	$461,500	$22,137	$0	$45,424	$408,900	$1,277,961	68%
Ira Fialkow (12)	**2007**	**$327,950**	**$342,915**	**$21,325**	**$0**	**$51,822**	**$687,551**	**$1,431,563**	**72%**
vp – shared services	2006	$311,000	$418,600	$19,520	$0	$41,676	$369,951	$1,160,747	68%
Duncan Gage (12)									
chief operating officer –	**2007**	**$370,750**	**$261,324**	**$47,121**	**$0**	**$54,112**	**$698,234**	**$1,431,541**	**67%**
Construction Materials East	2006	$315,000	$422,500	$30,901	$0	$40,811	$380,634	$1,189,846	67%
Mike Egan (12) (13)									
vice president and general counsel	**2007**	**$306,500**	**$328,640**	**$19,442**	**$0**	**$44,076**	**$446,047**	**$1,144,705**	**68%**
Rinker Materials	2006	NA	NA	NA	NA	NA	NA	NA	NA
Peter Abraham (6) (11) (14)									
general counsel and	**2007**	**$340,263**	**$230,477**	**$308**	**$114,309**	**$0**	**$314,054**	**$999,411**	**54%**
company secretary	2006	$308,625	$246,449	$1,192	$153,790	$0	$190,835	$900,891	49%
Debra Stirling (6) (14) (15)									
vp – corporate affairs	**2007**	**$286,155**	**$213,318**	**$1,044**	**$31,606**	**$0**	**$185,783**	**$717,906**	**56%**
and investor relations	2006	$265,957	$232,958	$929	$34,620	$0	$136,834	$671,298	55%
Sub-total	**2007**	**$4,006,768**	**$4,215,762**	**$353,228**	**$999,980**	**$478,366**	**$8,616,879**	**$18,670,983**	**69%**
senior executives	2006	$3,444,082	$4,816,644	$413,265	$783,495	$378,354	$4,546,819	$14,382,659	65%
Total key	**2007**	**$4,994,307**	**$4,215,762**	**$353,228**	**$999,980**	**$532,634**	**$8,616,879**	**$19,712,790**	**NA**
management personnel	2006	$4,188,687	$4,816,644	$413,265	$783,495	$378,354	$4,546,819	$15,127,264	NA

Notes to the consolidated financial statements (continued)

38 Key management personnel (continued)

1 For the US directors and senior executives, includes amounts deferred into Rinker Materials 401(k) Plan and/or Rinker Materials Benefit Restoration and Voluntary Deferral Plan. For the Australian directors and senior executives, includes shares purchased under the Rinker Employee Share Acquisition Plan.

2 Amounts shown for 2007 represent the amount of the short term incentive awards earned by each named executive for performance.

3 For the year ended 31 March 2007, non-monetary and other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Mr Clarke, it also includes tax preparation fees and for Mr Gage it includes personal travel related expenses. For Ms DeHayes and Mr Watson, Jr this column also contains expatriate and/or relocation related expenses.

Additionally, non-monetary and other benefits include interest imputed on a loan of US$59,000 to Mr Burmeister that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon his termination of employment. There were no loans made to any key management personnel during the year.

4 For the non-executive directors, other post employment includes quarterly interest earned on the following retirement benefits: Mr Morschel US$509,388, Mr Criser US$315,512, Mr Arthur US$103,162 and Mr Revell US$111,286. As part of his retirement election, Mr Criser has deferred US$325,832 into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. This represents his retirement benefit plus the interest earned prior to deferral (as listed in the above table). Since Mr Criser has deferred his retirement benefits into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, he is not eligible to receive any additional interest payments.

For the senior executives, other post employment includes the company matching and profit sharing contributions under the Rinker Materials 401(k) Plan and/or the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. Under the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, the company matching and profit sharing contributions included in the table represent Rinker's full commitment (or obligation) to the named executives under this plan.

5 Annual grants are amortised over a three-year period.

Amounts shown for 2006 include the pro-rata value (one-third) of the fair value of:

- the CASP grant,
- the year ended 31 March 2005 PSP grant, and
- the year ended 31 March 2006 PSP grants.

Amounts shown for 2007 include the pro-rata value of the fair value of:

- the CASP grant (pro-rated from 1 April 2006 to 11 August 2006 or 4½ months),
- the year ended 31 March 2005 PSP grant (pro-rated at one-third),
- the year ended 31 March 2006 PSP grants (pro-rated at one-third), and
- the year ended 31 March 2007 PSP grants (pro-rated at one-third).

The fair values were calculated by independent external advisors using the binomial pricing model and are not necessarily indicative of the eventual value that may or may not be realised by the executive. For the 10 May 2006 grant, the fair value was calculated at US$11.91. All fair value calculations take into consideration future dividend payments.

During the year ended 31 March 2007, participants in CASP and PSP received a final dividend of A$0.24, a special dividend of A$0.40, a capital return of A$0.50 and an interim dividend of A$0.16 per share.

6 If applicable, amounts for the non-executive directors, Mr Abraham, Ms Stirling and Ms DeHayes that were paid in Australian dollars have been converted at an exchange rate of 0.77033 (US$ / A$1.00) for the year ended 31 March 2007 and 0.74910 (US$ / A$1.00) for the year ended 31 March 2006.

7 Mr Arthur, Mr Ingram and Mr Morschel all participated in ESAP during the year. Of the above totals, Mr Arthur received US$66,248, Mr Ingram received US$10,785 and Mr Morschel received US$40,442 in the form of ESAP shares, with the balance in cash. These amounts are included under "base salary and fees."

8 Included in Mr Criser's fees are amounts deferred into Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

9 Included in Mr Arthur's fees are compulsory superannuation contributions of US$10,186.

10 Mr Thompson was appointed to the Board of Directors on 29 May 2006.

11 The pension and superannuation amounts shown for Mr Clarke and Mr Abraham represent the increase, over the prior year, in the actuarial value (of their one-time lump sum benefit payable upon retirement) of amounts accrued in the defined benefit superannuation plan. The actuarial amounts include projections of future salary, vested years of service and retirement date. These amounts are discounted based on the latest available current 10 year government bond yields.

In 2006 an increase was made in the salary used to calculate Mr Clarke's superannuation. Additionally, there has been a change in the method previously used to calculate the pension expense for Mr Clarke and Mr Abraham to comply with A-IFRS accounting standards as required by regulation 2M.3.03(2) of the Corporations Regulations. The impact of these changes is reflected in the amounts shown under 2006 and 2007.

12 After considering independent advice, the board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.

The duration of employment agreements with the relevant executives are for three years, which automatically extend by one year on the anniversary date of the agreements unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.

If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year.

Notes to the consolidated financial statements (continued)

38 Key management personnel (continued)

If, during the employment period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive's employment contract) the company is required to:

- Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive and amounts accrued for unused leave.
- Determine the executives' eligibility to have a pro rata share of long term incentives in progress at the time of his or her termination qualify, in accordance with plan rules.
- Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits, with the exception of new long term incentive opportunities, he or she was entitled to at time of termination for the following 24 months.
- Provide the executive with professional outplacement services valued up to US$15,000 for Mr Clarke and US$10,000 for the other senior executives.

If, during the employment period, the company terminates the employment of the executive for cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts accrued for unused leave.

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months for Mr Clarke and 12 months for the other senior executives.

Subsequent to a change of control, if the executive's employment is terminated by the company other than for cause, or the executive resigns from his or her employment for good reason prior to the one year and one month anniversary of the change of control, the executive will remain eligible to receive the remaining portion of his or her PSP Account Balance only if they agree to comply with an additional restraint (as defined in the executive's employment contract), which includes an additional 12 month non-competition clause.

13 Mr Egan was promoted to a senior executive position effective October 2006. However, the compensation shown reflects his compensation for the entire year ended 31 March 2007.

14 Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total compensation (including target incentives) or three months' base compensation (base compensation is equivalent to approximately 75 per cent of fixed compensation) plus 0.7 months base compensation per year of service, not to exceed 24 months. As at 31 March 2007, Mr Abraham had 27 years of service and Ms Stirling had 8 years.

Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

15 For Ms Stirling, pension and superannuation benefits represent the company's contributions made to accumulation superannuation plans in Australia.

Compensation structure

All compensation received by the key management personnel is detailed in table 1 within this note to the financial statements.

The compensation structure for the chief executive, senior executives and other executives comprises policies and programs for both fixed and variable compensation.

- Fixed compensation is made up of base salary and welfare, retirement and incidental other benefits.
- Variable compensation consists of an annual short term incentive plan and long term incentives tied to performance and are at risk, depending upon performance.

The compensation structure is designed to strike an appropriate balance between fixed and variable compensation. In addition to the individual's performance, the committee considers external benchmarking data and Rinker's relative performance against a group of peer companies (based on companies in the construction materials industry). After this review, the Compensation and Human Resource Committee determines the base salary for the chief executive and senior executives and determines the parameters for variable compensation.

Base salary

Base salaries are reviewed annually and are determined by reference to appropriate benchmark information, taking into account an individual's responsibilities, performance, qualifications, experience and geographic location. Rinker's objective is to set base salary at median market levels.

Variable compensation

The board believes that well designed and managed short term and long term incentives are important elements of employee compensation, providing tangible incentives for employees to strive to improve Rinker's performance both in the short term and long term for the benefit of shareholders. These plans encourage employees to share in the growth, prosperity and profitability of the company, participating in a common interest with shareholders.

The proportions of total compensation that may be received in variable form differ between Rinker group managers but are consistent with local practices in each country and take into account individuals' responsibilities, performance and experience. All variable compensation is tied to performance.

Short term incentive plan

The Short Term Incentive Plan (STI) directly links variable compensation to financial performance. It is an integral part of Rinker's high performance culture, being designed to drive continuous performance improvement in each business.

Under the STI, performance is measured through generation of economic profit (EP), a measure of profit which takes into account the cost of invested capital needed to produce that profit (that is, the profit after tax less the cost of capital). The committee chose this measure as it is closely linked to the creation of additional value for shareholders. When EP is positive, shareholder value is being created. The STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Rewards are only paid for sustained EP improvements and the incentive plan targets are segregated from the internal planning process. EP is measured at the operating unit level, so that each manager in the organisation has an incentive to maximise the EP of his or her operating unit.

Notes to the consolidated financial statements (continued)

38 Key management personnel (continued)
Some key components of the STI for the chief executive and senior executives include:

- EP improvement targets are set for multiple years to encourage longer term decision-making and continuous improvement.
- The committee has discretion to adjust the calculated awards for the chief executive and senior executives based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker's code of business ethics and to the organisation's values.

The board assigned responsibility for recommending final STI awards to the committee because its members are in the most appropriate position to assess the performance of the chief executive and other senior executives. The committee assesses Rinker's performance against targets and determines if discretionary adjustments are merited for the chief executive or senior executives. The committee then recommends to the board the final values of the STI to be paid to the chief executive and senior executives.

Awards under STI are made in each financial year and relate only to performance in that year. Accordingly, 100 per cent of STI awards to the chief executive and senior executives for the year ended 31 March 2007 vested in that year and will be paid during the year ended 31 March 2008. No part of the year ended 31 March 2007 STI awards for the chief executive and senior executives are payable in, or in respect of performance in, any other financial year.

Rinker's performance during the year ended 31 March 2007, as measured by EP improvement and achievement of individual goals, generally met target but was below the maximum payout allowed under the STI for the chief executive and senior executives. For the year ended 31 March 2007 the board has approved for the chief executive and senior executives incentive awards equal to US$4,215,762. All STI amounts are fully accrued and expensed in Rinker's accounts during the year in which they are earned.

Company performance
Rinker's strong performance following the demerger from CSR Limited on 31 March 2003 has resulted in above target levels of compensation being paid during the past four years to some employees participating in variable compensation plans. Because these plans are designed to align participant's interest with those of shareholders, both have benefited from Rinker's strong performance during this time.

Performance share plan (Rinker PSP)
The performance share plan (PSP) is a long term equity incentive plan for Rinker's chief executive, senior executives and other executives making key contributions in the United States or Australia. PSP is designed to align participants' interests with those of shareholders by increasing the total returns to Rinker's shareholders. Under PSP, performance is measured by comparing Rinker's total shareholder return (TSR) – which takes into account share price appreciation, dividends and capital returns received over the relevant period – with a group of peer companies.

This measure was chosen as it best aligns the interests of participants in PSP with those of shareholders since it measures Rinker's performance in generating returns to shareholders against its peer group of companies. Under this equity based plan, participants can earn Rinker shares or ADRs or both.

Although the maximum number of shares that could become qualified for each participant is limited by the number of shares granted, when the share price increases (or decreases) so does the value of the grant to participants.

The initial value of the award that can be potentially earned by a participant is based on market data and Rinker's financial performance as well as the participant's level of responsibility and individual performance. Shares are acquired on behalf of participants on market and only qualify if market and service qualifications are met.

The initial value of the potential award is applied under PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the Australian Stock Exchange (ASX) or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to qualification. Each participant may direct the plan trustee how to vote any shares held on the participant's behalf. In the absence of those directions the shares will not be voted.

As at 31 March 2007 there was one grant cycle whose performance period had concluded (but whose shares were not subject to being qualified until subsequent to the year ended 31 March 2007 and an independent review of the results) and two grant cycles outstanding under PSP. The performance period for PSP begins on 1 April of each cycle. The performance hurdle for all three cycles is Rinker's TSR percentile ranking within a group of peer companies between:

- 1 April 2004 and 31 March 2007 for the grant made during the year ended 31 March 2005.
- 1 April 2005 and 31 March 2008 for the grants made during the year ended 31 March 2006.
- 1 April 2006 and 31 March 2009 for the grant made during the year ended 31 March 2007.

For the grants made during the year ended 31 March 2005 and 31 March 2006, 20 per cent of the award would become qualified at 25th percentile performance and increase up to 100 per cent at 75th percentile performance compared with the group of peer companies. For the grant made during the year ended 31 March 2007, 50 per cent of the award would become qualified at 50th percentile performance and increase up to 100 per cent at 75th percentile performance compared with the group of peer companies.

For the grants issued during the year ended 31 March 2005 and 2006, the peer companies include: Boral Limited; Cemex S.A.B. de CV; CRH plc; Florida Rock Industries, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge SA; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; US Concrete, Inc.; and Vulcan Materials Company. For the grant issued during the year ended 31 March 2007, Eagle Materials, Inc.; Granite Construction, Inc.; and Texas Industries, Inc. were added to the above group.

A pro rata (1/3rd) share of the PSP award grant related to the year ended 31 March 2005, 2006 and 2007, has been included in table 1 in these notes to the financial statements under the heading "Share based incentives – equity."

The cost of shares granted under the performance share plan are estimated by reference to fair value at the date of grant. Fair value is measured using the binomial pricing model. The weighted average fair value of the 1,804,500 (2006: 2,399,250; 2005: 2,439,200) shares granted under the plan was measured at US$11.91 (2006: US$6.80; 2005: US$3.77).

Notes to the consolidated financial statements (continued)

38 Key management personnel (continued)
The following represents the inputs to the binomial pricing model used in estimating fair value:

	2007	2006	2005
Grant date share price:	**US$16.29**	US$9.32	US$5.47
Risk free rate	**5.73%**	5.17%	5.70%
Dividend yield	**2.00%**	2.00%	2.00%
Volatility factor	**27.00%**	25.00%	25.00%
Weighted average expected life (yrs)	**2.9**	2.8	3.0

The fair value is being expensed on a straight-line basis over the three year vesting period of each grant. During the fiscal year 2007, US$13.9 million was recorded as expense in respect of the performance share plan. Cash paid for the 2,117,000 (2006: 2,086,750; 2005: 2,439,200) shares acquired on market on behalf of plan participants during the year ended 31 March 2007, totalling US$32.3 million (2006: US$23.7 million; 2005: US$19.9 million), was recorded as a reduction of equity and recognised as shares held in trust in the balance sheet.
Summary of shares granted under the Rinker Performance Summary Plan:

	Number of shares		
	2007	2006	2005
Balance at the beginning of the year	**4,666,482**	2,439,200	-
Granted	**1,804,500**	2,399,250	2,439,200
Forfeited	**(271,975)**	(171,968)	-
Vested (a)	**(2,254,267)**	-	-
Balance at the end of the financial year	**3,944,740**	4,666,482	2,439,200

(a) Although the shares granted during the year ended 31 March 2005 are subject to board qualification, shares have fully met the performance criteria based on market performance as at 31 March 2007 and participants have met all requirements of the plan for this specific grant.

38 Key management personnel (continued)

Table 2: Fiscal year 2007, 2006 and 2005 performance share plan award for the chief executive and senior executives

(Amounts shown in number of Rinker shares)

NAME		YEAR ENDED 31 MARCH TOTAL NUMBER OF SHARES GRANTED (1)	0% VESTING (2)	PERFORMANCE AT 50TH PERCENTILE TARGET LEVEL (3)	PERFORMANCE AT OR ABOVE 75TH PERCENTILE 100% VESTING
David Clarke	2007	400,000	0	200,000	400,000
	2006	493,000	0	197,200	493,000
	2005	500,000	0	200,000	500,000
Karl Watson, Jr.	2007	80,000	0	40,000	80,000
	2006	107,000	0	42,800	107,000
	2005	120,000	0	48,000	120,000
Thomas Burmeister	2007	80,000	0	40,000	80,000
	2006	113,000	0	45,200	113,000
	2005	120,000	0	48,000	120,000
Sharon DeHayes	2007	80,000	0	40,000	80,000
	2006	110,000	0	44,000	110,000
	2005	120,000	0	48,000	120,000
David Berger	2007	80,000	0	40,000	80,000
	2006	111,000	0	44,400	111,000
	2005	120,000	0	48,000	120,000
Ira Fialkow	2007	80,000	0	40,000	80,000
	2006	105,000	0	42,000	105,000
	2005	100,000	0	40,000	100,000
Duncan Gage	2007	80,000	0	40,000	80,000
	2006	110,000	0	44,000	110,000
	2005	100,000	0	40,000	100,000
Mike Egan	2007	55,000	0	27,500	55,000
	2006	66,100	0	26,440	66,100
	2005	60,000	0	24,000	60,000
Peter Abraham	2007	35,000	0	17,500	35,000
	2006	45,000	0	18,000	45,000
	2005	35,000	0	14,000	35,000
Debra Stirling	2007	15,000	0	7,500	15,000
	2006	31,000	0	12,400	31,000
	2005	25,000	0	10,000	25,000

1 Total number of shares granted represents the maximum number of shares that may be qualified if Rinker's TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The chief executive and senior executives are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. Once the shares are purchased, they may also direct the trustee how to vote these shares. The grant date for the YEM07 grant is 10 May 2006. The grant date for the YEM06 grant is 11 May 2005. The grant date for the YEM05 grant is 21 June 2004.

2 For the grants made during the year ended 31 March 2005 and 31 March 2006, 20 per cent of the award would become qualified at 25th percentile performance compared with a group of peer companies. For the grant made during the year ended 31 March 2007, 50 per cent of the award would become qualified at 50th percentile (which is also target) performance compared with a group of peer companies.

3 For the grants made during the year ended 31 March 2005 and 31 March 2006, 50th percentile target level performance will result in 40% qualification. For the grant made during the year ended 31 March 2007, 50th percentile target level performance will result in 50% qualification (which is also the minimum performance level).

38 Key management personnel (continued)

Rinker cash award share plan (Rinker CASP)
CASP was a long term equity incentive plan for Australian-based senior executives and other executives making key contributions that was also designed to promote the total shareholder return of Rinker shares. This plan mirrored a similar plan operating in CSR Limited at the time of Rinker's demerger from CSR and was introduced shortly following the demerger. CASP was superseded by PSP, effective from 1 April 2004.

The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. On the first day following the end of the performance period, 11 August 2006, Rinker's TSR was 173.5 per cent, compared with the S&P/ASX 200 TSR for the corresponding period of 78.1 per cent. Based on Rinker's excellent performance during this three year period, the CASP shares, for this one outstanding grant, have fully satisfied the performance hurdle.

The shares cannot normally be withdrawn from CASP until 10 years from the date of grant or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first. Withdrawal of shares from CASP and transfer to a participant requires the approval of the board.

Prior to withdrawal, participants are entitled to any dividend, return of capital or other distribution made in respect of their CASP shares held in the plan on their behalf. Participants may direct the trustee how to vote their shares. In the absence of such directions, the shares will not be voted.

Parent company financial statements and notes thereto

Income statement

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Trading revenue – guarantee fees		4.1	2.8
Administration and other operating costs			
– General		(11.0)	(12.5)
– Takeover defence costs		(14.5)	–
Other income	2	–	21.2
Other expenses	2	(37.1)	–
Dividend income from controlled entities		495.0	200.0
Profit before finance and income tax expense		436.5	211.5
Interest income	3	22.5	26.5
Profit before income tax expense		459.0	238.0
Income tax benefit (expense)	4	9.4	(12.4)
Net profit attributable to members of Rinker Group Limited		468.4	225.6

Balance sheet

AS AT 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Current assets			
Cash and cash equivalents	6	118.5	210.1
Receivables	7	3.7	4.1
Current assets		122.2	214.2
Non-current assets			
Receivables	7	321.2	313.6
Other financial assets	8	932.5	1,284.8
Net deferred income tax assets	4	13.3	0.8
Other non-current assets		2.1	0.8
Non-current assets		1,269.1	1,600.0
Total assets		1,391.3	1,814.2
Current liabilities			
Payables	9	322.2	167.7
Income tax liabilities		6.8	21.0
Current liabilities		329.0	188.7
Non-current liabilities			
Payables	9	0.9	0.8
Provisions	10	0.8	1.0
Non-current liabilities		1.7	1.8
Total liabilities		330.7	190.5
Net assets		1,060.6	1,623.7
Equity			
Contributed equity (a)	11	636.0	1,138.7
Shares held in trust	12	(52.3)	(44.2)
Reserves	12	138.5	104.7
Retained profits	12	338.4	424.5
Total equity		1,060.6	1,623.7

(a) Changes to the then Corporations Law abolished the authorised capital and par value concepts in relation to the share capital from 1 July 1998. Therefore, the Company does not have a limited amount of authorised capital and issued shares do not have a par value.

Notes to the financial statements are annexed.

Parent company financial statements and notes thereto (continued)

Cash flow statement

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Cash flows from operating activities			
Receipts from customers		4.1	2.8
Payments to suppliers and employees		(19.9)	(10.6)
Dividends received from controlled entities		495.0	200.0
Interest received		23.0	27.1
Income taxes paid		(69.2)	(39.3)
Net receipt of income taxes under tax funding agreement		52.2	53.3
Net cash from operating activities		485.2	233.3
Cash flows from investing activities			
Return of capital from controlled entity		352.0	19.9
Loans and receivables repaid		0.9	0.6
Net cash from investing activities		352.9	20.5
Cash flows from financing activities			
Dividends paid		(559.2)	(193.5)
Capital return		(347.3)	–
Payments for Rinker Group Limited share buyback		(155.4)	(337.2)
Net financing of controlled entities		129.8	154.0
Payments for shares held in trust		(26.7)	(22.7)
Net cash (used in) financing activities		(958.8)	(399.4)
Net (decrease) increase in cash held		(120.7)	(145.6)
Cash and cash equivalents at the beginning of the financial year		210.1	372.6
Effects of exchange rate changes		29.1	(16.9)
Cash and cash equivalents at the end of the financial year	6	118.5	210.1
Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities			
Net profit attributable to members of Rinker Group Limited		468.4	225.6
Non cash items:			
Share based payments		0.7	0.7
Foreign exchange (gain) loss		37.1	(21.2)
Decrease (increase) in receivables		0.5	0.7
Decrease (increase) in other assets		0.2	–
Increase (decrease) in trade creditors		4.8	1.2
Increase (decrease) in other payables		0.3	(0.1)
Increase (decrease) in provisions		(0.3)	–
Net change in tax balances		(26.5)	26.4
Net cash from operating activities		485.2	233.3

Non-cash financing and investing activities
Investment in controlled entities increased by US$11.7 million as a result of equity-settled share-based payments made on behalf of Rinker Materials Corporation.

Notes to the financial statements are annexed.

Parent company financial statements and notes thereto (continued)

Statement of recognised income and expense

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2007	US$ MILLION 2006
Translation of foreign operations:			
Exchange differences taken to equity	12	**38.3**	(31.8)
Actuarial gain (loss) on defined benefit plans		**1.5**	-
Income tax on items taken directly to or transferred from equity		**(0.4)**	0.5
Net income (expense) recognised directly in equity		**39.4**	(31.3)
Net profit for the period		**468.4**	225.6
Total recognised income and expense for the period		**507.8**	194.3
Attributable to:			
Members of Rinker Group Limited		**507.8**	194.3

Notes to the financial statements are annexed.

Parent company financial statements and notes thereto (continued)

1 Significant accounting policies

Basis of accounting

This general purpose financial report is prepared in accordance with the requirements of the Corporations Act 2001, Australian Equivalents to International Reporting Standards (A-IFRS), Interpretations, and complies with other requirements of the law and the Listing Rules of the Australian Stock Exchange Limited.

The financial report has been prepared on the basis of historical cost, except for the revaluation of financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates, and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The financial statements were authorised for issue by the directors on 27 April 2007.

Changes in accounting policy

Rinker Group Limited has adopted UIG 4 "Determining Whether an Arrangement Contains a Lease", effective 1 April 2006. The adoption of this accounting policy has had no impact on the financial statements.

Functional and presentation currency

Results of Rinker Materials' US operations and results of Readymix's Australian operations are recorded in their local currencies, which are deemed to be their functional currency. Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of the overall Rinker group result.

Rinker Group Limited's Australian dollar results are translated to US dollar presentation currency using the principles set out in AASB 121 "The Effects of Changes in Foreign Exchange Rates". Assets and liabilities are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred). All foreign currency translation adjustments are taken directly to the foreign currency translation reserve. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

Foreign currency transactions

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise.

Rounding

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars. Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

Revenue recognition

Guarantee fees are recognised on an accrual basis in accordance with the substance of the relevant agreement. Dividend revenue is recognised on a receivable basis.

Interest income is recognised using the effective interest rate method.

Cash and cash equivalents

Cash is defined as cash at banks and on hand and cash equivalents with original maturities of 90 days or less. Cash equivalents include highly liquid investments which are readily convertible to cash.

Receivables

Receivables are recorded at amortised cost less impairment, if any. The collectibility of receivables is assessed at balance sheet date and specific allowance is made for any doubtful debts.

Investments

Investments in controlled entities are recorded at cost less impairment.

Accounts payable

Trade creditors and other accounts payable are recognised when the parent company becomes obliged to make future payments resulting from the purchase of goods and services.

Provisions

Provisions are recognised when the parent company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Impairment of assets

Assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit and loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

Parent company financial statements and notes thereto (continued)

1 Significant accounting policies (continued)
Share-based payments
Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a Monte Carlo simulation. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of nontransferability, exercise restrictions, and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

When the expense is recorded, a corresponding increase in equity is also recorded. In order to settle share-based payment plans, shares are purchased and included in an employee trust. The shares purchased are recorded as a reduction in equity.

Tax effect accounting
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused losses can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the parent company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Current and deferred tax is recognised as an expense or income in the income statement. When deferred tax items are credited or debited directly to equity, the deferred tax is also recognised directly in equity. When deferred tax arises from the initial accounting for a business combination, it is taken into account in the determination of goodwill.

No provision for withholding tax has been made on undistributed earnings of overseas subsidiaries where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas subsidiary is domiciled and the tax laws of Australia.

Tax consolidation
The parent entity and its Australian wholly-owned entities are part of a tax-consolidated group under Australian taxation law. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited.

Goods and services tax (GST)
The Goods and Services Tax (GST) is a tax on the supply of goods and services which is ultimately borne by the consumer but is collected at each stage of the production and distribution chain. The Company accounts for the impact of GST consistent with Urgent Issues Group Interpretation 1031, "Accounting for the Goods and Services Tax". Revenues and expenses are generally recognised net of the amount of GST. Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, the GST is recognised as part of the expense. Non-tax deductible entertainment expenditures are the principal common GST expenditures not recoverable from the taxation authority. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Accounting standards not yet effective
The Australian Accounting Standards Board (AASB) issued additional standards and interpretations which are effective for periods commencing after the date of these financial statements. The following standards and interpretations have not yet been adopted by the group.

- Interpretation 8 "Scope of AASB 2" – applicable to annual reporting periods beginning on or after 1 May 2006
- Interpretation 9 "Reassessment of Embedded Derivatives" – applicable to annual reporting periods beginning on or after 1 June 2006
- Interpretation 10 "Interim Financial Reporting and Impairment" – applicable to annual reporting periods beginning on or after 1 November 2006
- AASB 101 "Presentation of Financial Statements" – applicable to annual reporting periods beginning on or after 1 January 2007
- AASB 7 "Financial Instruments: Disclosures" – applicable to annual reporting periods beginning on or after 1 January 2007
- Interpretation 11 "IFRS 2 – Group and Treasury Share Transactions" – applicable to annual reporting periods beginning on or after 1 March 2007
- AASB 8 "Operating Segments" and consequential amendments to other accounting standards resulting from its issue – applicable to annual reporting periods beginning on or after 1 January 2009
- Revised IAS 23 "Borrowing Costs" – applicable to annual reporting periods beginning on or after 1 January 2009

The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of AASB 7, the group will be required to disclose additional information about financial instruments, including greater detail as to its risk disclosure. There will be no effect on reported earnings or net assets.

Parent company financial statements and notes thereto (continued)

2 Other income and expenses

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Other income		
Foreign exchange gains	–	21.2
Total other income	–	21.2
Expenses		
Foreign exchange losses	37.1	–
Total other expenses	37.1	–

3 Interest income

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Short-term interest income from		
– wholly-owned group	15.2	15.2
– other	7.3	11.3
Total interest income	22.5	26.5

4 Income tax

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Income tax expense		
Reconciliation of income tax expense charged to the income statement with income tax calculated on profit before income tax expense:		
Profit before income tax expense	459.0	238.0
Income tax expense calculated at 30%	137.7	71.4
Increase (decrease) in income tax expense due to		
Income tax (over) under provided in previous years	(0.2)	–
Non assessable foreign income	(148.5)	(60.0)
Non-tax deductible other expenditure	1.6	1.0
Total income tax expense (benefit) on profit from ordinary activities	(9.4)	12.4
Total income tax expense comprises		
– current income tax expense	3.1	0.2
– additions to (deductions from) provision for deferred income tax liability	–	(0.2)
– deductions from (additions to) deferred income tax assets	(12.5)	12.4
Total income tax expense (benefit) on profit from ordinary activities	(9.4)	12.4

Tax consolidation

Rinker Group Limited and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 12 April 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Rinker Group Limited. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences for the entities within the tax-consolidated group are calculated using the 'stand alone taxpayer' basis. Current tax liabilities and assets of the entities within the tax-consolidated group are recognised by the head entity in the tax-consolidated group (Rinker Group Limited).

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement each of the entities in the tax-consolidated group has agreed to pay to or receive from the head entity its current tax liability or tax asset. Such amounts are recorded in the balance sheet of the head entity in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement provides for the allocation of income tax liabilities between the members of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

Parent company financial statements and notes thereto (continued)

4 Income tax (continued)

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
The components of income tax expense consist of the following:		
– Current	3.1	0.2
– Deferred	(12.5)	12.2
Total income tax expense	**(9.4)**	12.4

BALANCE SHEET AS AT	US$ MILLION 2007	US$ MILLION 2006
Deferred income tax as at 31 March relates to the following:		
Deferred income tax assets:		
Provisions and payables	0.5	0.6
Unrealised foreign exchange	10.8	–
Other	2.9	0.8
Total deferred income tax assets	**14.2**	1.4
Deferred income tax liabilities:		
Defined benefit superannuation	0.6	0.2
Accrued interest income	0.1	0.3
Other	0.2	0.1
Total deferred income tax liabilities	**0.9**	0.6
Net deferred income tax asset recognised	**13.3**	0.8

There are no unrecognised tax losses or deferred tax assets relating to temporary differences.

5 Dividends

Information on dividends paid by Rinker Group Limited is set out in Note 9 to the consolidated financial statements.

6 Cash and cash equivalents

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Cash at banks and on hand	3.5	0.8
Short-term deposits	115.0	209.3
Cash and cash equivalents	**118.5**	210.1

7 Receivables

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current		
Amounts owing by controlled entities	3.2	3.2
Other loans and receivables	0.5	0.9
Total current receivables	**3.7**	4.1
Non-current		
Other loans and receivables	0.4	1.2
Amounts owing by controlled entities (a)	320.8	312.4
Total non-current receivables	**321.2**	313.6

(a) Includes loans of US$300.0 million at an average interest rate of 5% for all periods presented.

Parent company financial statements and notes thereto (continued)

8 Other financial assets

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Investment in controlled entities at cost (a)	932.5	1,284.8
Total other financial assets	**932.5**	**1,284.8**

(a) Reduction is mainly due to capital return received from a controlled entity.

9 Payables

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Current		
Amounts owing to controlled entities	312.9	163.6
Other payables	9.3	4.1
Total current payables	**322.2**	**167.7**
Non-current		
Other payables	0.3	0.3
Other loans	0.6	0.5
Total non-current payables	**0.9**	**0.8**

10 Provisions

AS AT 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Non-current		
Directors' retirement allowance	0.8	1.0
Total non-current provisions	**0.8**	**1.0**

11 Contributed equity

Information related to contributed equity is summarised in Note 23 of the consolidated financial statements.

Parent company financial statements and notes thereto (continued)

12 Reconciliation of changes in shareholders' equity

YEAR ENDED 31 MARCH	US$ MILLION 2007	US$ MILLION 2006
Shares held in trust		
Balance at the beginning of the financial year	(44.2)	(21.1)
Shares purchased and held in trust	(27.0)	(23.1)
Vested shares transferred to equity reserve	18.9	-
Balance at the end of the financial year	(52.3)	(44.2)
Foreign currency translation reserve		
Balance at the beginning of the financial year	81.2	113.0
Exchange differences relating to overseas net assets net gain (loss) on translation	38.3	(31.8)
Balance at the end of the financial year	119.5	81.2
Equity based compensation reserve		
Balance at the beginning of the financial year	13.6	4.4
Compensation on share-based transactions	14.3	8.7
Shares transferred from shares held in trust	(18.9)	–
Tax impact of equity based compensation	0.1	0.5
Balance at the end of the financial year	9.1	13.6
Capital reserves		
Balance at the beginning of the financial year	9.9	9.9
Balance at the end of the financial year	9.9	9.9
Retained profits		
Balance at the beginning of the financial year	424.5	393.3
Actuarial gain (loss) on employee benefits	1.5	-
Tax impact of employee benefits	(0.4)	-
Net profit attributable to members of Rinker Group Limited	468.4	225.6
Total available for appropriation	894.0	618.9
Dividends	(555.6)	(194.4)
Balance at the end of the financial year	338.4	424.5
Total shareholders' equity attributable to members of Rinker Group Limited (Note 11 & 12)	1,060.6	1,623.7

13 Contingent liabilities

US$ MILLION YEAR ENDED 31 MARCH	2007	2006
Contingent liabilities, capable of estimation, arise in respect of the following categories		
Guarantees given by the parent company in respect of amounts borrowed by		
– Rinker Materials Corporation	1,089.0	634.9
– Rinker Materials (Tianjin) Co Ltd	7.8	9.3
Total contingent liabilities	1,096.8	644.2

The parent company has also guaranteed interest rate swaps with a notional value of US$125 million (2006: US$250 million) to which a controlled entity is a party.

Parent company financial statements and notes thereto (continued)

14 Auditors' remuneration

US$ THOUSAND YEAR ENDED 31 MARCH	2007	2006
Auditing and reviewing the financial report of the parent entity		
Auditor of parent entity – Deloitte Touche Tohmatsu in Australia	435	427
Deloitte Touche Tohmatsu outside of Australia	51	35
	486	462
Audit related services		
– Deloitte Touche Tohmatsu in Australia	–	–
– Deloitte Touche Tohmatsu outside of Australia	–	–
	–	–
Other Fees (a):		
– Deloitte Touche Tohmatsu in Australia	218	184
– Deloitte Touche Tohmatsu outside of Australia	55	79
	273	263
Total auditors' remuneration	759	725

(a) Other fees relate to acquisition due diligence work and scrutineering.

15 Key management personnel

Information on compensation for Key Management Personnel is included in Note 38 of the consolidated financial statements.

16 Particulars relating to controlled entities

Information on controlled entities is included in Note 36 of the consolidated financial statements.

17 Related party information

Transactions within the wholly-owned group

During the year the parent company advanced and repaid loans, sold and purchased goods and services, and provided accounting and administrative assistance to its wholly-owned controlled entities on commercial terms and conditions.

The parent company has recognised tax payable for all Australian wholly-owned group companies as a result of the election to be treated as a consolidated group for income tax purposes. The members of the tax consolidation group have entered into a Tax Sharing Deed with the parent company. The parent entity is entitled to recover from each group member the amount of tax expense that would have been assessed on that group member had it been a stand-alone entity.

Other than as described above, no material amounts were receivable from, or payable to, related parties as at 31 March 2007, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

Information on Directors and Director Related Entities and transactions with Directors and Director Related Entities is set out in Note 32 to the consolidated financial statements.

18 Superannuation commitments

Rinker Group Limited participates in a number of superannuation funds in Australia. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death.

Information on superannuation commitments of the parent entity is set out in Note 33 to the consolidated financial statements.

19 Impairment testing

Information on impairment testing is included in Note 30 of the consolidated financial statements. There were no impairments recorded in the parent entity during the current or prior financial year.

Directors' declaration

ABN: 53 003 433 118

Declaration by directors on the financial statements and notes thereto set out on pages 1 to 54.

The directors declare that:

(a) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in our opinion the financial statements and notes thereto are in accordance with the Corporations Act 2001 (the 'Act') including:

(i) section 296 of the Act (compliance with accounting standards); and

(ii) section 297 of the Act (true and fair view); and

(c) the directors have been given the declarations required by section 295A of the Act.

Signed in accordance with a resolution of the directors made pursuant to section 295(5) of the Act.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

27 April 2007

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of rinker group limited

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Rinker Group Limited (the company) and the consolidated entity, for the financial year ended 31 March 2007 as set out on pages 1 to 55. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Deloitte.

Audit opinion
In our opinion, the financial report of Rinker Group Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 31 March 2007 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner

Chartered Accountants

Sydney, 27 April 2007

Contact details and shareholder information
Rinker Group Limited
ABN 53 003 433 118
Level 8, Tower B
799 Pacific Highway
Chatswood NSW 2067
Australia
PO Box 5697
West Chatswood NSW 1515
Australia
Telephone (02) 9412 6600
International +61 2 9412 6600
Facsimile (02) 9412 6601
International +61 2 9412 6601
www.rinker.com

Share registry enquiries
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
GPO Box 7045
Sydney NSW 2001
Australia
Telephone 1800 030 202
International +61 3 9415 4086
Facsimile (02) 8234 5050
International +61 2 8234 5050
Email web.queries@computershare.com.au

Investor and analyst enquiries
Manager Investor Services
Corporate Affairs and Investor Relations
Telephone (02) 9412 6608
International +61 2 9412 6608
Facsimile (02) 9412 6611
International +61 2 9412 6611
Email investorrelations@rinker.com.au
www.rinker.com

American depositary receipts
JPMorgan Service Center
PO Box 3408
South Hackensack, NJ 07606-3408
USA
Telephone 1 800 990 1135 (US domestic toll free)
International +1 201 680 6630
Email adr@jpmorgan.com
www.adr.com

END